04031343

RECD S.E.C.
JUL - 2 2004
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

DAVIS + HENDERSON INCOME FUND
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

DAVIS + HENDERSON INCOME FUND
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

239058
(CUSIP Number of Class of Securities (if applicable))

Catherine Martin, Davis + Henderson Income Fund,
939 Eglinton Avenue East, Suite 201, Toronto, Ontario, M4G 4H7 (416) 696-7702
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 2, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

Exhibit 1: Management information circular relating to the proposed internal reorganization and election of trustees of the Davis + Henderson Income Fund (the "Fund"), including notice of special meeting of unitholders and form of proxy (the "Circular").

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Circular.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2: The Fund's annual information form for the year ended December 31, 2003.

Exhibit 3: The Fund's consolidated financial statements as at December 31, 2002 and the Fund's consolidated statements of income and deficit and cash flows for the year ended December 31, 2002 and the auditors' report thereon.

Exhibit 4: The Fund's management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2002.

Exhibit 5: The Fund's consolidated financial statements as at December 31, 2003 and 2002 and the Fund's consolidated statements of income and deficit and cash flows for the years ended December 31, 2003 and 2002 and the auditors' report thereon.

Exhibit 6: The Fund's management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2003.

Exhibit 7: The Fund's unaudited consolidated financial statements as at March 31, 2004 and the Fund's unaudited consolidated statements of income and deficit and cash flows for the three-month periods ended March 31, 2004 and 2003.

Exhibit 8: The Fund's management's discussion and analysis of financial condition and results of operations as at and for the three-month period ended March 31, 2004.

Exhibit 9: The Fund's management information circular attached to the notice of meeting dated March 15, 2004.

PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form is also filing an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on the date hereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2004

DAVIS + HENDERSON INCOME FUND

By: ______________________________
Name: Catherine Martin
Title: Chief Financial Officer

Davis + Henderson

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

NOTICE is hereby given that the special meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Units") of Davis + Henderson Income Fund (the "Fund") will be held at 9:00 a.m. (Toronto time) on July 23, 2004 at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario for the following purposes:

(a) to consider and, if deemed advisable, pass a special resolution approving the proposed internal reorganization of the Fund (the "Reorganization"), and the transactions contemplated thereby, and certain consequential amendments to the amended and restated declaration of trust dated November 6, 2001 pursuant to which the Fund is established (the "Fund Declaration of Trust"), relating to the Reorganization, as more fully described in the management information circular of the Fund dated June 21, 2004 (the "Circular"), the text of which special resolution is set forth in Schedule "A" to the Circular;

(b) to elect two additional trustees of the Fund (the "Trustees"); and

(c) to transact all other business as may properly come before the Meeting and any and all adjournments of the Meeting.

The accompanying Circular provides additional information relating to matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 21st day of June, 2004.

By Order of the Trustees

"Catherine Martin"

Catherine Martin
Secretary

Note: If you are a Unitholder and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company so as to arrive not later than 5:00 p.m. (Toronto time) on July 21, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any reconvened meeting or be deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any reconvened meeting. The enclosed form of proxy may be returned by facsimile to 416-368-2502, or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9. Only Unitholders of record at the close of business on June 21, 2004 will be entitled to notice of the Meeting or adjournment thereof, except that a person who has acquired Units subsequent to such date will be entitled to vote such Units upon making a written request to that effect by no later than 10 days before the Meeting to the Secretary of the Fund and establishing ownership of Units.

Davis + Henderson Income Fund

MANAGEMENT INFORMATION CIRCULAR RELATING TO THE PROPOSED INTERNAL REORGANIZATION AND ELECTION OF TRUSTEES

The purpose of the special meeting (the "Meeting") of holders (the "Unitholders") of trust units (the "Units") of Davis + Henderson Income Fund (the "Fund") is to: (i) consider and, if deemed advisable, pass a special resolution approving the proposed internal reorganization of the Fund (the "Reorganization") and certain consequential amendments to the amended and restated declaration of trust dated November 6, 2001 pursuant to which the Fund is established (the "Fund Declaration of Trust"), relating to the Reorganization, as more fully described in this management information circular (the "Circular"), the text of which special resolution is set forth on Schedule "A" to this Circular; (ii) elect the two proposed nominees as trustees of the Fund (the "Trustees"); and (iii) transact all other business as may properly come before the Meeting.

IF YOU ARE A BENEFICIAL UNITHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

MATTERS TO BE CONSIDERED AT THE MEETING

Reorganization and Amendments to the Fund Declaration of Trust:

The management representatives designated in the enclosed form of proxy intend to vote in favour of the special resolution approving the Reorganization and the amendments to the Fund Declaration of Trust described more fully in this Circular under "Reorganization" and "Amendments to the Fund Declaration of Trust".

Election of Trustees:

The management representatives designated in the enclosed form of proxy intend to vote in favour of electing as additional Trustees the proposed nominees whose names are set out and as described more fully in this Circular under "Election of Additional Trustees".

IMPORTANT NOTICE TO UNITED STATES HOLDERS

The solicitation of proxies for the Reorganization is being made for the securities of the Fund, a Canadian entity. The solicitation of proxies for the Reorganization is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in this Circular have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located outside the United States, and some or all of its officers and trustees are residents of a country other than the United States. You may not be able to sue or effect service of process upon a non-U.S. entity or its officers or trustees in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. entity and its affiliates to subject themselves to a U.S. court's judgment or to enforce a judgment obtained from a U.S. court against the issuer.

PROXY SOLICITATION AND VOTING AT THE SPECIAL MEETING

Solicitation of Proxies

The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held on July 23, 2004 at 9:00 a.m. (Toronto time) at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario, and at all adjournments of the Meeting, for the purposes set out in the accompanying notice of meeting ("Notice of Meeting"). It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by the Trustees or their representatives. **The solicitation of proxies by this circular is being made by or on behalf of the management of Davis + Henderson G.P. Inc. on behalf of the Trustees** and the total cost of the solicitation will be borne by the Fund. The information contained in this Circular is given as at June 21, 2004, except where otherwise noted.

The solicitation of proxies will be by mail and possibly by telephone or other personal contact to be made without special compensation by Trustees, directors or officers of Davis + Henderson G.P. Inc., or employees of Davis + Henderson, Limited Partnership. Neither the Fund nor its subsidiaries will reimburse Unitholders, nominees or agents for the cost incurred in obtaining authorization to execute forms of proxy from their principals or beneficial owners.

Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of the Trustees and are officers of Davis + Henderson G.P. Inc.. **A Unitholder who wishes to appoint some other person to represent that Unitholder at the Meeting may do so by inserting that person's name in the blank space provided in the form of proxy. That other person need not be a Unitholder.**

To be valid, proxies must be deposited with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 not later than 5:00 p.m. (Toronto time) on July 21, 2004 or, if the Meeting is adjourned, 48 hours, (excluding Saturdays and holidays) before any adjourned meeting.

Non-Registered Holders

Only registered holders of Units, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Units beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(1) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Units. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(2) in the name of a clearing depository (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with Canadian securities law, the Fund has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company (such as ADP Investor Communications Fund ("ADP IC")) to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Units they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive:

(1) **Voting Instruction Form**. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Unitholder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms sent by ADP IC permit the completion of the voting instruction form by telephone or through the internet at www.proxyvotingcanada.com. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Unitholder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder;

or

(2) **Form of Proxy.** Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Units beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Unitholder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Unitholder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Revocation

A registered Unitholder who has given a proxy may revoke the proxy by:

(1) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above; or

(2) depositing an instrument in writing executed by the Unitholder or by the Unitholder's attorney authorized in writing: (i) at the registered office of the Fund at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the meeting; or

(3) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

Voting of Proxies

The persons designated in the enclosed form of proxy will vote or withhold from voting the Units in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the Unitholder as indicated on the proxy and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units will be voted accordingly. **In the absence of any specification, the Units will be voted in favour of the matters to be acted upon as set out in this Circular. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. In the event that amendments or variations to the matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on the matter or business. At the time of printing this Circular, the Trustees knew of no such amendment, variation, or other matter.**

NUMBER OF VOTING UNITS

On June 21, 2004, the date established for notice of the Meeting, the Fund had outstanding 37,920,792 Units. Each Unit represents an equal, undivided beneficial interest in any distributions from the Fund and in the assets of the Fund, is transferable and is redeemable at the demand of a Unitholder at a redemption price determined by formula. An unlimited number of Units may be issued by the Fund pursuant to the Fund Declaration of Trust. All Units are of the same class with equal rights and privileges and are not subject to future calls or assessments. Each Unit entitles the holder to one vote at all meetings of Unitholders. Each holder of Units of record at the close of business on June 21, 2004 (the "Record Date"), will be entitled to one vote for each Unit held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any Units after the Record Date and the transferee of the Units establishes ownership of them and makes a written demand, not later than the close of business on July 12, 2004, to be included in the list of Unitholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote those Units.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the Trustees, and as of the date of this Circular, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, Units carrying more than 10% of the voting rights attached to any class of outstanding voting securities other than Dynamic Mutual Fund Ltd. which, according to an early warning report filed with securities regulators on November 10, 2003, owned 3,895,000 Units representing approximately 10.27% of the total Units outstanding as of that date.

FORWARD-LOOKING STATEMENTS

Certain statements in, or incorporated by reference in, this Circular may constitute "forward-looking" statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Fund or Davis + Henderson Limited Partnership, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Circular, or in the documents incorporated by reference herein, such statements often use such words as "may", "will", "expect", "believe", "intend", "plan" and other similar terminology. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this Circular. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under "Risk Factors". Although the forward-looking statements contained in this Circular are based upon what management believes are reasonable assumptions, the Fund cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Circular and the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

THE FUND

The Fund is a limited purpose trust created and formed under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust and the Units are posted and listed for trading on the Toronto Stock Exchange. The Fund does not carry on any active business, but rather restricts its undertaking to the investing of its funds in property through the ownership of two subsidiaries, Davis + Henderson G.P. Inc. (the "General Partner") and D + H Holdings Corp. ("D + H Holdings"), which in turn owns all of the partnership units of Davis + Henderson, Limited Partnership ("Davis + Henderson LP") that operates the Davis + Henderson cheque supply business (the "Business"). For a description of the Business and the Fund and its subsidiaries, please refer to the information set forth under the headings "Davis + Henderson Income Fund – Background" and "Davis + Henderson Business" in the Annual Information Form ("AIF") of the Fund dated March 15, 2004, which is incorporated by reference herein.

THE REORGANIZATION

Background

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, pass a special resolution approving the proposed Reorganization and certain consequential amendments to the Fund Declaration of Trust.

The Fund anticipates that it will invest in new business initiatives, lines of business, services, product expansion and other investments through its subsidiaries. In order to maximize cash distributions to Unitholders under its existing organizational structure, the Fund would anticipate making such additional investments through a newly-established trust. The Fund believes that maintaining both D + H Holdings and a new trust would involve significant administrative cost and effort. As a result, management of the Fund has been active in reviewing alternatives to the Fund's current organizational structure. Based upon the results of this review, the Fund proposes to replace the Fund's wholly-owned subsidiary, D + H Holdings, with a newly formed trust (the "Trust") to be established under the laws of the Province of Ontario pursuant to a declaration of trust (the "Trust Declaration of Trust"). All of the outstanding trust units of the Trust ("Trust Units") and indebtedness of the Trust will be owned by the Fund.

The Reorganization will occur on a tax-deferred basis for the Fund and Unitholders resident in Canada. After giving effect to the Reorganization, the direct and indirect interest of the Fund in the assets of Davis + Henderson LP and in the General Partner will be the same as the interests that the Fund had immediately prior to the Reorganization.

Upon obtaining the requisite approval of Unitholders at the Meeting, the Trustees intend to effect the Reorganization on or about July 23, 2004.

The Reorganization

The following is a summary of the principal steps in the Reorganization:

- in accordance with this Circular, the Fund will acquire from a wholly-owned subsidiary ("Newco") of the Fund to be incorporated under the laws of the Province of Ontario in connection with, and for the purpose of, effecting the Reorganization a number of Class A shares (the "Class A Shares") of Newco equal to the number of Units then outstanding;
- in accordance with this Circular, the Fund will distribute, as a return of capital, to Unitholders on the closing date of the Reorganization, on a *pro rata* basis, the Class A Shares. A certificate representing such Class A Shares will be issued in registered form to CDS or its nominee on such date;
- the Fund will transfer to Newco the common shares and notes of D + H Holdings then outstanding;

- Newco and D + H Holdings will amalgamate under the laws of the Province of Ontario. The name of the amalgamated corporation ("Amalco") will be the same as that of Newco, the articles of Amalco will be the same as the articles of Newco, and Amalco will not issue any securities in connection with the amalgamation;
- Amalco will acquire Units and the Fund will acquire all of the partnership units of Davis + Henderson LP;
- the outstanding Class A Shares will be redeemed by Amalco in exchange for Units on a *pro rata* basis. A book-entry only certificate representing such Units will be issued in registered form to CDS or its nominee on the date of the closing of the Reorganization;
- the outstanding Units (including additional Units distributed to Unitholders pursuant to the Reorganization) will automatically be consolidated such that the total number of Units outstanding upon completion of the Reorganization will be equal to the total number of Units outstanding immediately prior to the Reorganization. Each certificate representing a number of Units prior to the Reorganization will be deemed to represent the same number of Units after the distribution of Units pursuant to the Reorganization and the consolidation;
- the Fund will acquire all of the outstanding Trust Units and indebtedness (which will be in the form of notes, issuable in series ("Trust Notes")) of the Trust, and the Trust will acquire all of the outstanding partnership units of Davis + Henderson LP; and
- Amalco will be dissolved.

The following tables illustrate the structure of the Fund before and after completion of the Reorganization.

Immediately Prior to the Reorganization


Unitholders
Davis + Henderson Income Fund (Ontario trust)
100%
100% shares and indebtedness
Davis + Henderson G.P. Inc. (Ontario)
D + H Holdings Corp. (Ontario)
100% partnership units
General partner interest 0.001%
Davis + Henderson, Limited Partnership (British Columbia limited partnership)
The Davis + Henderson Business

Immediately After the Reorganization


Unitholders
Davis + Henderson Income Fund (Ontario trust)
100%
100% trust units and trust notes
Davis + HendersonG.P. Inc. (Ontario)
D + H Holdings Trust (Ontario Trust)
General partner interest 0.001%
100% partnership units
Davis + Henderson, Limited Partnership (British Columbia limited partnership)
The Davis + Henderson Business

Recommendation of Trustees of the Fund

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, pass a special resolution (the "Reorganization Resolution") approving (i) the Reorganization and the transactions contemplated thereby, including, without limitation, the transfer by the Fund to Newco of the common shares and notes of D + H Holdings and the dissolution of Amalco following the acquisition by the Trust of all of the outstanding partnership units of Davis + Henderson LP, and (ii) such amendments to the Fund Declaration of Trust which, in the opinion of the Trustees, are necessary or desirable to give effect to the Reorganization. See "Amendments to the Fund Declaration of Trust". The text of the Reorganization Resolution is attached to this Circular as Schedule "A".

The Trustees have determined that the Reorganization and the proposed consequential amendments to the Fund Declaration of Trust are in the best interests of the Fund and its Unitholders and recommend that Unitholders vote in favour of the Reorganization Resolution. The Reorganization Resolution must be passed, with or without variation, by the affirmative votes of the holders of more than 66 2/3% of the Units represented in person or represented by proxy at the Meeting and voted on a poll upon such special resolution.

Description of the Trust

The following is a summary of certain provisions of the Trust Declaration of Trust. This summary is qualified in its entirety by reference to the provisions of the Trust Declaration of Trust, which contains a complete statement of such provisions.

General

The Trust is an unincorporated, limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Declaration of Trust. The Trust will be a limited purpose trust and its activities will be restricted to the conduct, directly or indirectly, of the business of, and the ownership and operation of assets and property in connection with, the operation of the Business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of the Trust may determine or as may be contemplated by this Circular, and having investments and other direct or indirect rights in companies or other entities involved in the Business, including all activities ancillary or incidental thereto. The fiscal year-end of the Trust will be December 31.

Trustees of the Trust

The Trust will have a minimum of three trustees and a maximum of ten trustees. All of the trustees of the Trust must be residents of Canada within the meaning of the *Income Tax Act* (Canada) and the regulations thereunder (collectively, the "Tax Act"). The trustees of the Trust are to supervise the activities and manage the affairs of the Trust. The trustees of the Trust will be appointed by the Trustees of the Fund following the election of the proposed nominees at the Meeting and, subsequently, at each annual meeting of Unitholders.

The Trust Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees of the Trust will have full, absolute and exclusive power, control and authority over the assets of the Trust and over the affairs of the Trust to the same extent as if the trustees of the Trust were the sole and absolute beneficial owners of the assets of the Trust, and may, in respect of such assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the trustees of the Trust are responsible for, among other things: (i) acting for, voting on behalf of and representing the Trust as a holder of Davis + Henderson LP partnership units, (ii) maintaining records and providing reports to the unitholders of the Trust (the "Trust Unitholders"), (iii) supervising the activities and managing the investments and affairs of the Trust, and (iv) effecting payments of distributable cash from the Trust to the Trust Unitholders and payments of interest, if any, and principal on the Trust Notes.

Cash Distributions

The Trust intends to make monthly cash distributions of its distributable cash, as defined in the Trust Declaration of Trust, subject to working capital requirements and other reserves. The amount of cash to be distributed monthly per Trust Unit to the Trust Unitholders will be equal to a *pro rata* share of distributions on or in respect of the partnership units of Davis + Henderson LP owned by the Trust and all other amounts, if any, from any other investments from time to time held by the Trust received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of the Trust;

(b) any interest expense (including interest, if any, payable in respect of the Trust Notes) incurred by the Trust;

(c) principal repayments in respect of the Trust Notes, in the amount considered advisable by the trustees of the Trust, and any other debt obligations of the Trust;

(d) any cash redemptions or repurchases of the Trust Units or the Trust Notes; and

(e) any amount that the trustees of the Trust may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of the Trust, that have been or are reasonably expected to be incurred in the activities and operations of the Trust (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of the Trust).

Such distributions will be payable to holders of record of Trust Units on the last business day of each month and will be paid within 31 days following each month-end. The cash distributions payable by the Trust are intended to be received by the Fund prior to its related cash distribution to Unitholders.

The distribution declared by the trustees of the Trust in respect of the month ending December 31 in each year will generally include such amount in respect of the taxable income and net realized capital gains, if any, of the Trust for such year as is necessary to ensure that the Trust will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Trust which is unavailable for cash distribution will or may at the discretion of the trustees of the Trust, to the extent necessary to ensure that the Trust generally does not have any income tax liability under Part I of the Tax Act, be distributed to the Trust Unitholders in the form of additional Trust Units. The value of each Trust Unit so issued will be equal to the redemption price thereof.

The Trust Declaration of Trust provides that immediately after any *pro rata* distribution of Trust Units in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each holder of Trust Units will hold after consolidation the same number of Trust Units as the holder held before the non-cash distribution.

Trust Unit Certificates

As Trust Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the Trust Units will not be made through the book-entry only system. Rather, holders of Trust Units will be entitled to receive certificates therefor.

Redemption Right

The Trust Units will be redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requiring the Trust to redeem the Trust Units, in a form specified by the trustees of the Trust, together with the certificates for the Trust Units representing the Trust Units to be redeemed and written instructions as to the number of Trust Units to be redeemed. Upon tender of the Trust Units by a holder thereof for redemption, the holder of the Trust Units tendered for redemption will no longer have any rights with respect to such Trust Units other than the right to receive the redemption price for such Trust Units. The redemption price for such Trust Unit tendered for redemption by a particular holder will be equal to:

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Fund Unit calculated as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units;

B = the aggregate number of Fund Units outstanding as of the close of business on the date the Trust Units were so tendered for redemption by the holders thereof;

C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to the Fund (including the Trust Notes), and the fair market value of any other assets or investments held by the Fund (other than the Trust Units) as of the close of business on the date the Trust Units were so tendered for redemption by a holder thereof; and

D = the aggregate number of the Trust Units held by the Fund outstanding as of the close of business on the date the Trust Units were so tendered for redemption by the holders thereof.

The Trust will also be entitled to call for redemption at any time all or any part of the outstanding Trust Units registered in the name of holders thereof (other than the Fund) at the same redemption price as described above for each Trust Unit called for redemption, calculated with reference to the date the trustees of the Trust approved the redemption of the Trust Units.

The aggregate redemption price payable by the Trust in respect of any Trust Unit tendered for redemption by the holder thereof during any calendar month will be satisfied, at the option of the trustees of the Trust in their sole discretion:

(a) in immediately available funds by cheque;

(b) by the issuance to, or to the order of the holder whose Trust Units are to be redeemed, of such aggregate principal amount of Series 2 Notes (as defined below) as is equal to the aggregate redemption price payable to such holder of Trust Units rounded down to the nearest $100, with the balance of any such aggregate redemption price not paid in Series 2 Notes (as defined below) to be paid in immediately available funds by cheque; or

(c) by any combination of funds and Series 2 Notes (as defined below) as the trustees of the Trust shall determine in their sole discretion;

in each such case payable or issuable on or before the last day of the calendar month following the calendar month in which the Trust Units were so tendered for redemption.

Restrictions on Exercise of Certain Voting Rights Attached to Davis + Henderson LP Partnership Units

The Trust Declaration of Trust will provide that the Trust must not vote its Davis + Henderson LP partnership units to authorize, among other things:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of Davis + Henderson LP, except in conjunction with an internal reorganization or pledges in connection with permitted guarantees and permitted indebtedness;

(b) any amalgamation, arrangement or other merger of Davis + Henderson LP with any other entity, except in conjunction with an internal reorganization;

(c) the winding-up or dissolution of Davis + Henderson LP prior to the end of the term of the Fund, except in connection with an internal reorganization; or

(d) any material amendment to the partnership agreement of Davis + Henderson LP to change the terms of the partnership units in a manner that may be prejudicial to the Unitholders;

without the authorization of the Unitholders by a special resolution.

Description of the Trust Notes

The following is a summary of the material attributes and characteristics of the Trust Notes that will be issuable by the Trust under a note indenture (the "Note Indenture") to be entered into between the Trust and CIBC Mellon Trust Company, as note trustee (the "Note Trustee"). This summary is qualified in its entirety by reference to the provisions of the Note Indenture, which contains a complete statement of such attributes and characteristics.

Three series of Trust Notes will initially be authorized for issuance under the Note Indenture: the Series 1 notes ("Series 1 Notes"), the Series 2 notes ("Series 2 Notes") and the Series 3 notes ("Series 3 Notes"). After giving effect to the Reorganization, only Series 1 Notes will be issued and outstanding, all of which will be held by the Fund. Series 2 Notes will be reserved by the Trust to be issued exclusively to holders of Trust Units as full or partial payment of the redemption price for Trust Units, as the trustees of the Trust decide. Such Series 2 Notes will be issued by the Trust in the event of an *in specie* payment by the Fund of the redemption price of Units redeemed by Unitholders. Series 3 Notes will be reserved by the Trust to be issued exclusively as full or partial payment of the redemption price for Series 1 Notes in the event of an *in specie* payment by the Fund of the redemption price for Units redeemed by Unitholders.

The Trust Notes will be issued only in Canadian currency and only as fully registered trust notes in minimum denominations of $100 and integral multiples of $100. No fractional Trust Notes will be issued and where the number of Trust Notes to be received by a Unitholder includes a fraction, such number shall be rounded down to the lowest whole number.

Interest and Maturity

The Series 1 Notes to be issued to the Fund in connection with the Reorganization will be payable on demand, will mature on the 30th annual anniversary of the date of issuance and will be non-interest bearing. Each Series 2 Note will mature on a date which is no later than the first annual anniversary of the date of issuance thereof and will bear interest at a market rate to be determined by the trustees of the Trust at the time of issuance thereof, payable in arrears on the date that is no later than 31 days immediately following the end of the applicable interest period that such Series 2 Note is outstanding. Each Series 3 Note issued as full or partial payment of the redemption price for Series 1 Notes will mature on the same date as the Series 1 Notes so redeemed and will bear interest at a market rate to be determined by the trustees of the Trust at the time of issuance thereof, payable in arrears on the date that is no later than 31 days immediately following the end of the applicable interest period that such Series 3 Note is outstanding.

Payment upon Maturity

On maturity, the Trust will repay the Trust Notes by paying to the Note Trustee, in cash, an amount equal to the principal amount of the outstanding Trust Notes that have then matured, together with accrued and unpaid interest thereon.

Redemption

The Trust Notes will be redeemable (at a redemption price equal to the principal amount thereof, plus accrued but unpaid interest, if any) payable in cash or, in the case of a redemption of Series 1 Notes on an *in specie* payment of the redemption price for Units, in Series 3 Notes at the option of the Trust prior to maturity.

Subordination/Security

Payment of the principal amount and interest on the Trust Notes will be subordinated in right of payment to the prior payment in full of the principal of, premium, if any, and accrued and unpaid interest on, all senior indebtedness of the Trust. Senior indebtedness of the Trust will be defined as all indebtedness and liabilities of the Trust which, by the terms of the instrument creating or evidencing the same, is expressed to be superior in right of payment to the indebtedness evidenced by the Note Indenture, including, without limitation, all indebtedness and liabilities of Davis + Henderson LP. The Note Indenture provides that upon any distribution of the assets of the Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Trust Notes are entitled to receive any payment.

The Trust Notes will be unsecured debt obligations of the Trust.

Default

The Note Indenture provides that any of the following will constitute an event of default (as defined in the Note Indenture): (i) default in repayment of the principal amount of any of the Trust Notes when the same becomes due and payable and the continuation of such default for a period of 10 business days; (ii) subject to the terms of any senior indebtedness, the failure to pay the interest obligations of any of the Trust Notes, if and when issued, and continuation of such default for a period of 90 days; (iii) certain events of dissolution, liquidation, bankruptcy, insolvency or other similar proceedings relative to the Trust or its affiliates; or (iv) default in the observance or performance of any other covenant or condition of the Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to the Trust specifying such default and requiring the Trust to rectify the same.

Newco and Amalco

Newco will be a wholly-owned subsidiary of the Fund incorporated under the *Business Corporations Act* (Ontario) (the "OBCA") for the purpose of effecting the Reorganization. Pursuant to the Reorganization, Newco and D + H Holdings will amalgamate under the OBCA. The corporation continuing from such amalgamation is referred to in this Circular as "Amalco". The name of Amalco will be the same as that of Newco, the articles of Amalco will be the same as the articles of Newco, and Amalco will not issue any securities in connection with the amalgamation. Neither Newco nor Amalco will carry on any active business and Amalco will be dissolved following completion of the Reorganization. Each of the directors and officers of Newco is, and each of the directors and officers of Amalco will be, persons who hold those positions as directors or officers of the General Partner.

Description of Share Capital of Newco and Amalco

The authorized capital of Newco and of Amalco will consist of an unlimited number of common shares, an unlimited number of Class A Shares and an unlimited number of Class B Shares.

Common Shares

Subject to the OBCA, each common share of Newco and of Amalco will: (i) entitle the holder thereof to one vote on all matters to be voted on at all meetings of shareholders; (ii) entitle the holder thereof to receive dividends if, as and when declared by the board of directors of Newco or Amalco, as applicable; (iii) be redeemable, at the option of the holder or Newco or Amalco, as applicable, for a redemption price of $1 per share; and (iv) on the liquidation, dissolution or winding-up of Newco or Amalco, as applicable, entitle the holder to share rateably in any remaining assets of Newco or Amalco, as applicable.

Class A Shares and Class B Shares

Subject to the OBCA, each Class A Share of Newco and of Amalco and each Class B Share of Newco and of Amalco will: (i) be non-voting; (ii) entitle the holder thereof to receive dividends if, as and when declared by the board of directors of Newco or Amalco, as applicable; (iii) be redeemable, at the option of Newco or Amalco, as applicable, without notice to the holders thereof for a redemption price per share equal to the fair market value of any consideration paid to acquire such share on issuance (the "Redemption Price"); (iv) be redeemable at the option of the holder upon not less than three business days prior written notice to Newco or Amalco, as applicable, for a redemption price per share equal to the Redemption Price; and (v) on the liquidation, dissolution or winding-up of Newco or Amalco, as applicable, entitle the holder to receive the aggregate Redemption Price, together with any declared and unpaid dividends to the date of payment, before any amount will be paid or any assets of Newco or Amalco, as applicable, distributed to the holders of common shares of Newco or Amalco, as applicable, or any shares ranking junior to the common shares of Newco or Amalco, as applicable. The transfer agent and registrar for the Class A Shares of Newco and of Amalco is CIBC Mellon Trust Company.

Securities Laws Restrictions

Canada

The distribution of Class A Shares and additional Units to Unitholders pursuant to the Reorganization will be exempt from the registration and prospectus requirements of applicable Canadian securities legislation. The additional Units distributed to Unitholders pursuant to the Reorganization may be resold in Canada without restriction provided that (i) the trade is not a "control distribution", (ii) no unusual effort is made to prepare the market or to create a demand for the Units, (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade, and (iv) if the selling security holder is an insider or officer of the Fund, the selling security holder has no reasonable grounds to believe that the Fund is in default of securities legislation.

United States

The distribution of Class A Shares to Unitholders pursuant to the Reorganization will be issued in reliance upon exemptions from the registration requirements of the United States *Securities Act of 1933*, as amended (the "Securities Act"). The additional Units issuable pursuant to the Reorganization will be distributed within the United States and to U.S. persons pursuant to applicable exemptions from registration under the Securities Act, and are being distributed outside the United States to non-U.S. persons pursuant to the exemption from registration provided by Regulation S under the Securities Act.

Non-U.S. persons and persons who are not in the United States who receive the Units in the Reorganization may transfer the Units outside the United States without restriction under the U.S. Securities Act. U.S. persons and persons who are in the United States and who are not deemed to be "affiliates" (as such term is defined in Rule 144 under the Securities Act) may resell the Units they receive in connection with the Reorganization pursuant to Rule 145(d) under the Securities Act in the United States and in Canada pursuant to Rule 904 of Regulation S under the Securities Act.

U.S. persons who are deemed to be "affiliates" (as such term is defined in Rule 144 under the Securities Act) solely by virtue of holding a position as a trustee or officer of the Fund may sell Units outside of the United States without registration under the Securities Act if no "directed selling efforts" (as defined in Rule 902 of Regulation S) are made by the seller or any of its affiliates or any person acting on their behalf, no offer is made to a person in the United States, and either: (i) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on behalf of the seller reasonably believes the buyer is outside the United States; or (ii) the transaction is executed in, on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on behalf of the seller knows that the transaction has been pre-arranged with a buyer in the United States. In addition, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing the transaction as agent. The conditions set forth under Rule 903 under Regulation S apply to resales outside of the United States by U.S. persons who are "affiliates" (as such term is defined in Rule 144 under the Securities Act) of the Fund other than by virtue of holding a position as a trustee or officer of the Fund.

Book-Entry Only System

Registration of interests in and transfers of Units may be made only through a book-based system administered by CDS. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service. All rights of Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled may be made or delivered by, CDS or the CDS participant through which the Unitholders holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Units are purchased. References in this Circular to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

The ability of a beneficial owner of Units to pledge Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the book-entry only system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, special counsel to the Fund and its affiliates in connection with the Reorganization, the following summary fairly describes, as of the date of this Circular, the principal Canadian federal income tax considerations relating to the Reorganization pursuant to the Tax Act generally applicable to a Unitholder who, at all relevant times and for the purposes of the Tax Act, holds Units as capital property and who deals at arm's length, and is not affiliated, with the Fund. Generally, Units will constitute capital property to a holder thereof unless such Units are held in the course of carrying on a business of buying and selling securities or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders whose Units might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Units deemed to be capital property. Unitholders who do not hold their Units as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Unitholder that is a "financial institution" or a "specified financial institution" or a Unitholder an interest in which would be a "tax shelter investment", as defined in the Tax Act.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), counsel's understanding of the published administrative practices and assessing policies of the Canada Customs and Revenue Agency (the "CCRA") in effect as at the date of this Circular and an advance income tax ruling ("Tax Ruling") issued by CCRA relating to the Reorganization. It is not certain that any of the Tax Proposals will be enacted in the form announced or at all. Other than the Tax Proposals, this summary does not take into account or anticipate any changes in the law or administrative practice, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax legislation of any province or territory of Canada, or of any foreign jurisdiction. Provincial and territorial income tax legislation varies in Canada and in some cases differs from federal income tax legislation.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Unitholder, and no representation with respect to the tax consequences to any particular Unitholder are made. Unitholders should consult their own tax advisors to determine the tax consequences to them of the Reorganization having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Unitholders Resident in Canada

The following portion of the summary is applicable to Unitholders who at all relevant times are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable tax treaty or convention.

Tax Considerations Applicable to the Reorganization

Fund, Trust, Davis + Henderson LP, Newco and Amalco

The Fund, the Trust, Davis + Henderson LP, Newco and Amalco will not be required to include in their income any amount as a result of the Reorganization.

Taxable Unitholders

Unitholders will not be required to include in computing income for the year the nominal value of the Class A Shares of Newco received from the Fund as a return of capital. A Unitholder will be required to reduce the adjusted cost base of its Units by the amount of the return of capital. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. The cost to a Unitholder of a Class A Share of Newco distributed to such holder will be equal to the fair market value of such Class A Share at the time of the distribution.

Holders of the Class A Shares of Newco will not realize a capital gain or a capital loss on the amalgamation of Newco and Holdco. The cost to a Unitholder of the Class A Shares of Amalco resulting from the amalgamation will be equal to the adjusted cost base of the Class A Shares of Newco to that Unitholder immediately before the amalgamation.

Holders of the Class A Shares of Amalco will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of the receipt of Units of the Fund on the redemption of the Class A Shares. The cost to a Unitholder of Units of the Fund received by such holder on the redemption will be equal to the cost amount of the redeemed Class A Shares to the holder immediately prior to the redemption. The cost of these Units will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder as capital property immediately before the acquisition in order to determine the adjusted cost base of each Unit.

The consolidation of Units of the Fund occurring as part of the Reorganization will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base of Units owned by a Unitholder after the Reorganization will be equal to the aggregate adjusted cost base of the Units owned by the Unitholder immediately prior to the Reorganization.

Tax Exempt Unitholders

The Class A shares of Newco and Amalco will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income fund, deferred profit sharing plans and registered education savings plans, as defined in the Tax Act ("Plans"), subject to the specific provisions of any particular plan.

The Class A Shares of Newco and Amalco will constitute foreign property for registered pension plans, Plans (other than trusts governed by registered education savings plans) and other persons subject to tax under Part XI of the Tax Act. Trusts governed by registered education savings plans are not subject to the foreign property rules in the Tax Act. The Class A Shares of Newco and Amalco acquired by Unitholders in connection with the Reorganization will have a nominal cost amount for purposes of the foreign property rules and will be redeemed prior to the last day of the month in which the Class A Shares of Newco are received as part of the Reorganization. Accordingly, persons subject to tax under Part XI of the Tax Act will not incur any tax liability under that Part by virtue of acquiring shares of Newco and Amalco in connection with the Reorganization.

Tax Considerations Following the Reorganization

Fund

Mutual Fund Trust

This summary is based on the assumption that the Fund qualifies, and will continue to qualify, as a "mutual fund trust" as defined in the Tax Act. If the Fund were not to qualify as a mutual fund trust, the income tax considerations described in this summary would, in some respects, be materially different.

Taxation of the Fund

The taxation year-end of the Fund will be December 31 of each year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount.

The Fund will include in its income for each taxation year such amount of the Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable to the Fund in the year in respect of the Trust Units and all interest on the Trust Notes that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. The Fund will not be subject to tax on any amount received as a payment of principal in respect of the Trust Notes or any amount received as a return of capital from the Trust (provided that the capital returned, if any, does not exceed the cost amount of the Trust Units held by the Fund).

A distribution by the Fund of its property upon a redemption of Units will be treated as a disposition by the Fund of the property so distributed for proceeds of disposition equal to their fair market value. The Fund will realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition.

In computing its income, the Fund may deduct reasonable administrative costs, interest and other expenses, if any, incurred by it for the purpose of earning income. The Fund may also deduct in computing its income for a year a portion of the reasonable expenses incurred by it in connection with the issuance of Units. The portion of such issue expenses deductible by the Fund in a taxation year is 20% of such issue expenses, pro-rated where the Fund's taxation year is less than 365 days.

Under the Fund Declaration of Trust, it is the present intention of the Trustees that an amount equal to all of the income (including taxable capital gains) of the Fund (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the non-taxable portion of any net capital gains realized by the Fund, but excluding capital gains arising in connection with a distribution *in specie* on redemption of Units which are designated by the Fund to redeeming Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Fund, will be payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below. Where the income of the Fund in a taxation year exceeds the monthly cash distributions for that year, such excess income may be distributed to Unitholders in the form of additional Units. Income of the Fund payable to Unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Fund in computing its taxable income.

The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for that taxation year arising in connection with the distribution of its property on the redemption of Units. The Fund Declaration of Trust provides that all or a portion of any income or taxable capital gain realized by the Fund as a result of that redemption may, at the discretion of the Trustees, be treated as income or taxable capital gains paid to, and designated as income or taxable capital gains of, the redeeming Unitholders, and will be deductible by the Fund in computing its income. In addition, accrued interest on Series 2 Notes and Series 3 Notes distributed to a redeeming Unitholder may be treated as an amount paid to the Unitholder and will be deductible by the Fund.

Counsel has been advised that the Fund intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Fund will generally not be liable in that year for income tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

Trust

The Trust will be taxable on its income determined under the Tax Act for each taxation year (which will be the calendar year), which will include its allocated share of the taxable income of the Davis + Henderson LP for its fiscal period ending on or before the year end of the Trust, except to the extent such income is paid or payable in such year to the Fund and is deducted by the Trust in computing its income for tax purposes. The Trust will generally be entitled to deduct its expenses incurred to earn such income provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the Trust Declaration of Trust, it is the present intention of the trustees of the Trust that all of the income of the Trust for each year (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year, will generally be payable in the year to the Fund and will generally be deductible by the Trust in computing its taxable income. Counsel has been advised by the Fund that the Fund does not expect the Trust to be liable for any material amount of tax under Part I of the Tax Act. Counsel can provide no opinion in this regard.

Davis + Henderson LP

Davis + Henderson LP is not subject to tax under the Tax Act. Each partner of Davis + Henderson LP, including the Trust, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of Davis + Henderson LP, as the case may be, for its fiscal year ending in, or coincidentally with, the partner's taxation year, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss of Davis + Henderson LP will be computed for each fiscal year as if Davis + Henderson LP was a separate person resident in Canada. In computing the income or loss of Davis + Henderson LP, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by Davis + Henderson LP to earn income from its business or investments. The net income or loss of Davis + Henderson LP for a fiscal year will be allocated to the partners of Davis + Henderson LP, including the Trust, in the manner set out in Davis + Henderson LP partnership agreement, subject to the detailed rules in the Tax Act in that regard. The Trust will be deemed to realize a capital gain to the extent the adjusted cost base of its partnership units of Davis + Henderson LP is negative at the end of a fiscal year of Davis + Henderson LP.

If Davis + Henderson LP incurs losses for tax purposes, the Trust will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that the Trust's investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for an investor in a partnership for any taxation year will be the adjusted cost base of the investor's partnership interest at the end of the year, plus any undistributed income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to Davis + Henderson LP (or to a person with whom Davis + Henderson LP does not deal at arm's length) and less the amount of any benefit that a limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment.

Taxable Unitholders

Fund Distributions

A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether the amount is received in cash, additional Units or otherwise.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a Unitholder in that year (other than as proceeds in respect of the redemption of Units) will not generally be included in the Unitholder's income for the year, but will reduce the adjusted cost base of the Units by that amount. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. The taxation of capital gains is described below.

Disposition of Units

Upon a disposition or deemed disposition by a Unitholder of a Unit, whether upon redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by the Fund which represents an amount that must otherwise be included in the Unitholder's income as described herein) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Units and any reasonable costs of disposition. The taxation of capital gains and capital losses is described below.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. The cost to a Unitholder of additional Units received in lieu of a cash distribution of income will be the amount of income distributed by the issue of those Units. For the purpose of determining the adjusted cost base to a Unitholder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before the acquisition.

Where Units are redeemed and the redemption price is paid by the delivery of Series 2 Notes and Series 3 Notes to the redeeming Unitholder, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the Series 2 Notes and Series 3 Notes so distributed, less any income or capital gain realized by the Fund in connection with the redemption of those Units which has been designated by the Fund to the Unitholder. Where any income or capital gain realized by the Fund in connection with the distribution of the Series 2

Notes and Series 3 Notes on the redemption of Units has been designated by the Fund to the redeeming Unitholder, the Unitholder will be required to include in income the income or taxable portion of the capital gain so designated. The redeeming Unitholder will be required to include in income, interest on any Series 2 Notes and Series 3 Notes acquired, (including interest that accrued prior to the date of the acquisition of such debt by the Unitholder that is designated as income to the Unitholder by the Fund), if any, in accordance with the provisions of the Tax Act. The cost of the Series 2 Notes and Series 3 Notes distributed by the Fund to a Unitholder upon a redemption of Units will be equal to the respective fair market value of those Series 2 Notes and Series 3 Notes at the time of distribution less any accrued interest on such Trust Notes. The Unitholder will thereafter be required to include in income interest on the Trust Notes, if any, in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest accrued to the date of acquisition of the Series 2 Notes and Series 3 Notes by the Unitholder, an offsetting deduction may be available. Unitholders are advised to consult their own tax advisors prior to exercising their redemption rights.

Taxation of Capital Gains and Capital Losses

A Unitholder will be required to include in income 50% of the amount of any capital gain (a "taxable capital gain") and generally will be entitled to deduct 50% of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by such holder in the year of the disposition. Allowable capital losses in excess of taxable capital gains in a particular year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of any dividends, previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or a trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Alternative Minimum Tax

In general terms, net income of the Fund paid or payable to a Unitholder that is an individual or a trust that is designated as taxable dividends or capital gains, and capital gains realized on the disposition of Units, may increase the Unitholder's liability for alternative minimum tax.

Tax Exempt Unitholders

Qualified Investment

The Units are qualified investments for Plans subject to the specific provisions of any particular plan. If the Fund ceases to be a mutual fund trust, the Units will cease to be qualified investments for Plans.

Series 2 Notes and Series 3 Notes received as a result of a redemption of Units may not be a qualified investment for a Plan, and this could give rise to adverse consequences to the Plan or the annuitant under the Plan. Accordingly, Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

Foreign Property

Provided that the Fund restricts its holdings of foreign property within the limits provided under the Tax Act, the Units of the Fund following the Reorganization will not constitute foreign property for Plans (other than registered education savings plans), registered pension plans and other persons subject to tax under Part XI of the Tax Act. Trusts governed by registered education savings plans are not subject to the foreign property rules in the Tax Act. If the Fund ceases to qualify as a mutual fund trust, the Units may become foreign property.

Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act to restrict direct and indirect holdings in certain "business income trusts" (as defined in the proposals) by certain tax exempt investors and pension corporations (the "Budget Proposals"). The Fund would constitute a business income trust under the proposed amendments. On May 18, 2004, the Minister of Finance (Canada) announced the suspension of the Budget Proposals to allow consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. Following such consultations, the Minister of Finance (Canada) has indicated the Government will issue legislative proposals.

Unitholders Not Resident in Canada

The following portion of the summary is generally applicable to Unitholders who, for purposes of the Tax Act and any applicable tax treaty or convention, are not, and are not deemed to be, resident in Canada and whose Units are not taxable Canadian property (as defined in the Tax Act and the Tax Proposals). Generally, such Units will not be taxable Canadian property provided that the Fund is a mutual fund trust at the time of a disposition of such Units, and such Unitholder does not use or hold, and is not deemed to use or hold, such Units in connection with carrying on a business in Canada and such Unitholder has not, either alone or in combination with persons with whom such Unitholder does not deal at arm's length, owned (or had an option to acquire) 25% or more of the issued Units of the Fund any time within 60 months preceding the date of disposition, and provided the Unitholder is not carrying on an insurance business in Canada or elsewhere.

Tax Considerations Applicable to the Reorganization

Fund, Trust, Davis + Henderson LP, Newco and Amalco

The Fund, the Trust, Davis + Henderson LP, Newco and Amalco will not be required to include in their income any amount as a result of the Reorganization.

Non-Resident Unitholders

Generally, a Unitholder who is not resident in Canada will be subject to the same tax considerations in respect of the Reorganization as described above under "Unitholders Resident in Canada" and such Unitholder will not be subject to income tax under the Tax Act as a result of the Reorganization. Provided that the Class A shares of Newco and the Class A shares of Amalco do not constitute taxable Canadian property to a Unitholder, no clearance certificate will be required under section 116 of the Tax Act in respect of any disposition of shares occurring pursuant to the Reorganization. The Class A shares of Newco and the Class A shares of Amalco will normally not be taxable Canadian property at a particular time provided that such Unitholder does not use or hold, and is not deemed to use or hold, the Class A shares of Newco or Amalco, as the case maybe, in connection with carrying on a business in Canada and such Unitholder has not, either alone or in combination with persons with whom such Unitholder does not deal at arm's length, owned (or had an option to acquire) 25% or more of the issued Class A shares of Newco or Amalco, as the case may be, any time within 60 months preceding the date of disposition, and provided the Unitholder is not carrying on an insurance business in Canada or elsewhere.

<u>Tax Considerations Following the Reorganization</u>

Non-Resident Unitholders

Where the Fund makes distributions to a non-resident Unitholder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will generally apply, except that any distribution of income (excluding capital gains) paid or credited by the Fund to a non-resident Unitholder, including any income or accrued interest arising in connection with a redemption of Units, will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable tax treaty or convention. In addition, interest paid to a non-resident Unitholder on the Series 2 Notes and Series 3 Notes will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under an applicable treaty or tax convention.

The Budget Proposals will require a mutual fund trust to maintain a "TCP gains distribution account", which will include net gains from dispositions of taxable Canadian property after March 22, 2004. The account will be increased by "TCP distributions" received from other mutual fund trusts and mutual fund corporations in which the mutual fund has invested and will be reduced by "TCP distributions" that the mutual fund trust has paid. In the case of a mutual fund trust, when it makes a distribution to a unitholder which it designates as a distribution of capital gains, the investor will be treated as having received a "TCP distribution" equal to the lesser of the amount of the distribution and the investor's proportionate share of the trust's TCP gains distribution account. In the case of a non-resident investor, that amount will be treated as a distribution subject to a 25% withholding tax (subject to reduction by an applicable tax treaty or convention). Effectively, capital gains distributions from the trust will be treated as being paid first from the TCP gains distribution account.

Under the Budget Proposals, a distribution by a mutual fund trust to a non-resident person (including a partnership other than a Canadian partnership, as defined in the Tax Act) after 2004 will be subject to a withholding tax at a rate of 15% where: (i) the value of the trust unit is primarily attributable to real property in Canada, Canadian resource property or timber resource property, and (ii) such distribution would not otherwise be subject to tax. The Budget Proposals also propose that, after March 22, 2004, Canadian resource properties and timber resource properties will constitute taxable Canadian property for the purpose of these rules regardless of whether they represent an interest in real property.

Where a distribution would not otherwise be subject to tax under the Tax Act, the non-resident investor will be deemed to have disposed of a notional taxable Canadian property that is identical to the relevant unit for proceeds of disposition equal to the amount of the distribution and having a nil adjusted cost base. Any loss realized by the non-resident investor on the disposition of the unit of the mutual fund trust will be treated as a "TCP holding loss" and for 2005 and subsequent taxation years, the non-resident will be liable to a tax equal to 15% of the amount, if any, by which the amount of all notional taxable Canadian property dispositions exceeds the total of all TCP holding losses for the year and unused TCP holding losses for the prior year or any of the following three years.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary discusses certain U.S. federal income tax consequences of the Reorganization to U.S. Holders.

As used herein, a "U.S. Holder" means a beneficial owner of Units that is, for U.S. federal income tax purposes:

- a citizen or individual resident of the United States;
- a corporation or partnership organized in or under the laws of the United States or any political subdivision thereof;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code").

This summary is based on U.S. federal income tax law, regulations, practice, administrative pronouncements, court decisions and the U.S.-Canada Income Tax Treaty (the "Treaty"), all as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect.

The summary below will apply to most U.S. Holders. However, this summary is only of a general nature and accordingly does not address all aspects of U.S. federal income tax that may be relevant to a particular U.S. Holder. Furthermore, this summary does not address the U.S. federal income tax consequences to U.S. Holders that may be subject to special rules (including, but not limited to, tax-exempt entities, U.S. expatriates, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities, investors liable for alternative minimum tax, investors that hold Units as part of a straddle, hedging, conversion or integrated transaction, investors whose functional currency is not the U.S. dollar or investors that own, directly or constructively, 2% or more of the total voting power or the total value of the Units). In addition, this summary does not address U.S. state, local or other (such as U.S. estate or gift) tax consequences of the Reorganization. Finally, this summary is limited to U.S. Holders that will hold the Units as capital assets (i.e., for investment purposes) and it does not apply to U.S. Holders that are resident in Canada for Canadian tax purposes or for purposes of the Treaty. Because no ruling from the Internal Revenue Service (the "IRS") has been or will be sought with respect to any aspect of the Reorganization, there can be no assurance that the IRS will not take a contrary view as to the tax consequences described herein or that a court would not agree with the IRS. **U.S. Holders of Units should consult their own tax advisers as to the particular U.S. federal, state and local income and other tax consequences to them of the Reorganization in light of their particular circumstances.**

The Fund reasonably believes that the General Partner, D + H Holdings and the Trust are not passive foreign investment companies for U.S. federal income tax purposes. Although there can be no assurance in this regard, the summary assumes that none of these entities is a passive foreign investment company. If any were, the Reorganization could result in adverse U.S. federal income consequences to U.S. Holders.

As a part of the Reorganization, the Trust has agreed to make an election to be treated as a corporation solely for U.S. federal income tax purposes. Assuming this election is properly made, the Reorganization should be tax-free to U.S Holders for U.S. federal income tax purposes, although there can be no assurance in this regard.

AMENDMENTS TO THE FUND DECLARATION OF TRUST

The Trustees propose to make such amendments to the Fund Declaration of Trust as may be necessary or desirable to give effect to the Reorganization, subject to Unitholder approval of the Reorganization Resolution. These amendments will provide for, among other things:

- the automatic consolidation of the outstanding Units (including additional Units distributed to Unitholders pursuant to the Reorganization) such that the total number of Units outstanding upon completion of the Reorganization will be equal to the total number of Units outstanding immediately prior to the Reorganization;
- the issuance of fractions of Units, if any, pursuant to the Reorganization;
- the redemption right that will, in certain circumstances, allow Unitholders to receive Trust Notes pursuant to a redemption of Units as described more fully under the heading "Redemption Right" below;
- the replacement of references to D + H Holdings and related provisions with references to the Trust and related provisions;
- the replacement of references to the common shares and the notes of D + H Holdings and related provisions with references to the Trust Units and the Trust Notes, respectively, and related provisions; and
- the replacement of references to the note indenture of D + H Holdings and related provisions with the references to the Note Indenture and related provisions.

The following is a summary of the material attributes and characteristics of the Units and certain provisions of the Fund Declaration of Trust pursuant to which the Fund is established, as amended to give effect to the Reorganization (the "Amended Fund Declaration of Trust"). This summary is qualified in its entirety by reference to the provisions of the Amended Fund Declaration of Trust, which contains a complete statement of such provisions.

Activities of the Fund

The Amended Fund Declaration of Trust provides that the Fund is restricted to:

- investing in securities, including those issued by the Trust and the General Partner;
- temporarily holding cash in interest bearing accounts, short-term government debt or investment grade corporate debt for the purposes of paying the expenses of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to Unitholders;
- issuing Units or securities convertible into Units for cash or in satisfaction of any non-cash distribution or in order to acquire securities including those issued by the Trust;
- issuing debt securities;
- guaranteeing the obligations of the Trust or any direct or indirect wholly-owned entity of the Fund pursuant to any good faith debt for borrowed money incurred by the Trust or any such entity, as the case may be, and pledging securities issued by the Trust or such entity, as the case may be, as security for such guarantee;
- issuing rights and Units under any Unitholder rights plan adopted by the Fund;
- purchasing securities pursuant to any issuer bid made by the Fund; and
- undertaking such other activities or taking such actions, including investing in securities as are approved by the Trustees from time to time provided that the Fund will not undertake any activity, take any action, or make any investment which would result in the Fund not being considered a "mutual fund trust" for purposes of the Tax Act.

The Fund does not intend to hold securities of entities other than the General Partner, the Trust or in connection with its short-term cash management activities pursuant to an investment policy approved by the Trustees.

Units

As at June 21, 2004, there were 37,920,792 Units outstanding. An unlimited number of Units of the Fund may be issued under the Amended Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holder to one vote for each Unit held at all meetings of Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or preemptive rights.

Distribution Policy

The amount of cash to be distributed monthly per Unit to Unitholders will be equal to each Unit's *pro rata* share of interest, if any, and principal repayments on the notes issued by the Trust and distributions on or in respect of the Trust Units owned by the Fund less:

- administrative expenses and other obligations of the Fund;
- amounts which may be paid by the Fund in connection with any cash redemptions of Units; and
- any other interest expense incurred, or payable, by the Fund between distributions.

Any income of the Fund, which is applied to any cash redemptions of Units or is otherwise unavailable for cash distribution, will be distributed to Unitholders in the form of additional Units. Those additional Units will be issued under applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

Monthly distributions are to be paid by the Fund to Unitholders of record on the last business day of each month and will be paid within 31 days following each month end.

Holders of Units who are non-residents of Canada are required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

Following the Reorganization, income of the Fund will be generated by the operations of Davis + Henderson LP indirectly through the Trust. Pursuant to a partnership agreement which governs Davis + Henderson LP, distributions are made to the General Partner and to limited partners (listed of record and, following the Reorganization, consisting solely of the Trust) on the last day of each month and at any other time, in the sole discretion of the General Partner. Distributable cash of the partnership represents, in general, all of Davis + Henderson LP's available cash after:

- satisfaction of its debt service obligations including any obligations under hedge contracts with its lenders, if any;
- satisfaction of its interest expenses (including interest accrued or payable under its credit facilities and hedge contracts), maintenance expenditures (capital and contract payments), and all other expense or contractual payments; and
- retaining reasonable working capital and capital expenditure reserves.

The credit facilities made available by a syndicate of lenders to Davis + Henderson LP also limit the aggregate amount of distributions that may be made indirectly to the Fund (through the Trust and the General Partner) during any fiscal quarterly period based on the free cash flow (as defined in the credit agreement) generated by Davis + Henderson LP during the immediately preceding four fiscal quarters.

Redemption Right

The Amended Fund Declaration of Trust provides that Units are redeemable at any time on demand by Unitholders for a redemption price determined by formula. The total redemption price payable by the Fund in respect of all Units surrendered for redemption will be satisfied by cash payment, subject to certain limitations specified in the Amended Fund Declaration of Trust.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the limitations in the Amended Fund Declaration of Trust, then the redemption price for each Unit tendered for redemption will, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution *in specie* of the assets of the Fund. If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the other specified limitations, then each redeeming Unitholder will be entitled to receive a price per Unit (the "In Specie Redemption Price") equal to the fair market value thereof as determined by the Trustees, which may be satisfied by way of a distribution *in specie* of the assets of the Fund. Under the Amended Fund Declaration of Trust, in each such case, a proportionate amount of the Trust Units and Series 1 Notes held by the Fund having an aggregate value equal to the redemption price (or, as applicable, the In Specie Redempton Price) will be redeemed in consideration of the issuance to the Fund of Series 2 Notes and Series 3 Notes, respectively. The Series 2 Notes and Series 3 Notes will then be distributed to the redeeming Unitholder in full satisfaction of the redemption price (or, as applicable, the In Specie Redemption Price). Series 2 Notes and Series 3 Notes will be issued only in integral multiples of $100. Where the principal amount of Series 2 Notes or Series 3 Notes to be received by a Unitholder includes a multiple of less than $100, that number will be rounded to the next lowest integral multiple of $100. The Fund will be entitled to all interest paid on the Trust Notes, if any, and distributions paid on the Trust Units on or before the date of the distribution *in specie*. Where the Fund makes a distribution *in specie* of securities of the Trust on the redemption of Units, the Fund currently intends to allocate to the redeeming Unitholder any capital gain or income realized by the Fund as a result of the redemption of the Trust Units and Series 1 Notes in exchange for Series 2 Notes and Series 3 Notes, respectively, or as a result of the distribution of Series 2 Notes or Series 3 Notes to the Unitholder on the redemption of such Units. See "Certain Canadian Federal Income Tax Considerations".

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Units. The assets of the Fund that may be distributed *in specie* to Unitholders in connection with a redemption (including the Series 2 Notes and Series 3 Notes) will not be listed on any stock exchange, no market is expected to develop in such securities and such securities may be subject to an indefinite "hold period" or other resale restrictions under applicable securities laws. Series 2 Notes and Series 3 Notes so distributed may not be qualified investments for Plans. See "Certain Canadian Federal Income Tax Considerations".

Limitation on Non-Resident Ownership

The Amended Fund Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of a majority of the Units. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustees become aware that non-residents become beneficial owners of 49% or more of the Units then outstanding, the Amended Fund Declaration of Trust contains a mechanism to permit the Fund to require any non-resident holder to sell their Units. Upon that sale, the affected holders will cease to be holders of the Units and their rights will be limited to receiving the net proceeds of the sale.

Meetings of Unitholders

Meetings of Unitholders will be called and held annually for the election of Trustees and the appointment of auditors of the Fund. The Amended Fund Declaration of Trust provides that the Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

- the election or removal of Trustees;
- the election or removal of nominees of the Fund to serve as trustees of the Trust and the directors of the General Partner (except filling casual vacancies);
- the appointment or removal of the auditors of the Fund;
- the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;
- the approval of amendments to the Amended Fund Declaration of Trust (except as described below under "Amendments to the Fund Declaration of Trust");
- the termination of the Fund;
- the sale of all or substantially all of the assets of the Fund;
- the exercise of certain voting rights attached to the securities of the Trust and the General Partner held by the Fund and the partnership units of Davis + Henderson LP held by the Trust; and
- the dissolution of the Fund prior to the end of its term.

A requested resolution electing or removing nominees of the Fund to serve as trustees of the Trust and directors of the General Partner and the annually required resolution appointing (or removing) the Trustees or the auditors of the Fund must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by a special resolution requiring two-thirds approval.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the Unitholders, either in person or by proxy, and a proxy holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all meetings.

The Amended Fund Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Issuance of Units

The Amended Fund Declaration of Trust provides that the Units or rights to acquire Units may be issued at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine. Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis. The Amended Fund Declaration of Trust also provides that immediately after any *pro rata* distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated so that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution. Upon such a consolidation, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation.

Term

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on November 6, 2001. On a date selected by the Trustees, which shall not be more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Unitholders may by special resolution require the Trustees to commence to wind-up the affairs of the Fund.

Information and Reports

The Fund will furnish Unitholders with reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of the meeting) all information as is required by applicable law and the Amended Fund Declaration of Trust to be provided to Unitholders.

Amendments to the Fund Declaration of Trust

The Amended Fund Declaration of Trust may be amended or altered from time to time by special resolution of the Unitholders. The Trustees may, without the approval of the Unitholders, make certain amendments to the Amended Fund Declaration of Trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Fund;
- which, in the opinion of counsel to the Trustees, provide additional protection for Unitholders;
- to remove any conflicts or inconsistencies in the Amended Fund Declaration of Trust or to make minor corrections which, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders; or
- which, in the opinion of the Trustees, are necessary or desirable as a result of changes in Canadian taxation laws.

Take-over Bids

The Amended Fund Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Conflict of Interest Restrictions

The Amended Fund Declaration of Trust contains "conflicts of interest" guidelines that serve to protect Unitholders while, at the same time, not creating undue limitations on the Fund's operations. Given that the Trustees are engaged in a wide range of business activities, the Amended Fund Declaration of Trust contains provisions, similar to those contained in the statutes which govern corporations, that require any Trustee or officer of the Fund, or any affiliate of the Fund, to disclose to the Fund any interest in a material contract or proposed material contract with the Fund, or an affiliate of the Fund, or the fact that such person is a director or officer of or otherwise has a material interest in any person who is a party to a material contract or proposed material contract of the Fund or an affiliate of the Fund. In any case, the Trustee or director who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract unless the contract is one relating primarily to his or her remuneration as a Trustee, director, employee or agent of the Fund or affiliate of the Fund or one for indemnity or insurance under the provisions of the Amended Fund Declaration of Trust.

Predecessor Indemnifications

The Amended Fund Declaration of Trust provides that the Fund will indemnify the Trustees from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties as Trustees, subject to certain limitations.

ELECTION OF ADDITIONAL TRUSTEES

On June 21, 2004, the Trustees resolved to increase the number of Trustees from three to five.

As a result, the number of Trustees to be elected at the Meeting is two. Each of the nominee Trustees are independent of management and are currently directors of the General Partner. The management representatives designated in the enclosed form of proxy intend to vote in favour of electing as Trustees the proposed nominees whose names are set out below. Management of the General Partner does not contemplate that any of the proposed nominees will be unable to serve as a Trustee but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Trustee elected will hold office until the next annual meeting of Unitholders or until his or her successor is elected or appointed.

The current Trustees, Paul D. Damp, Allan E. Gotlieb and Bradley D. Nullmeyer, were elected as Trustees at the annual meeting of Unitholders held on May 4, 2004 and each will hold office until the next annual meeting of Unitholders or until his successor is elected or appointed. For additional information relating to the current Trustees, please refer to the information set forth under the heading "Election of Trustees" in the management information circular of the Fund dated March 15, 2004, which is incorporated by reference herein.

Nominee Trustees of Davis + Henderson Income Fund:

Name and Municipality of Residence	Office(s) Held	Principal Occupation(1)	Office(s) Held Since
Helen K. Sinclair Toronto, Ontario, Canada	Director of General Partner	Chief Executive Officer of BankWorks Trading Inc.	May 31, 2002
Gordon J. Feeney Toronto, Ontario, Canada	Director of General Partner	Corporate Director	July 2, 2002

Note:
(1) For a more comprehensive summary of each nominee Trustee's activities, see the biographical summaries provided below.

Name and Municipality of Residence	Director of General Partner Since	Board Committee Memberships(1)	Units Owned, Controller or Directed
Helen K. Sinclair **Toronto, Ontario, Canada**	**May 31, 2002**	**CCGC Chair**	**2,300**

Ms. Sinclair is the Founder and Chief Executive Officer of BankWorks Trading Inc. (a consulting and satellite communications company). From October 1989 to June 1996, Ms. Sinclair was President of the Canadian Bankers Association. Ms. Sinclair is a director of a number of other organizations including, The Toronto Dominion Bank, York University, the Canada Pension Plan Investment Board, McCain Capital Corporation, and Transat A.T. Inc.

Name and Municipality of Residence	Director of General Partner Since	Board Committee Memberships(1)	Units Owned, Controller or Directed
Gordon J. Feeney **Toronto, Ontario, Canada**	**July 2, 2002**	**Audit Chair**	**60,000**

Mr. Feeney joined the RBC Financial Group in 1959 and retired as Deputy Chairman in June 2001. Mr. Feeney is Chairman of Finance Corporation of Bahamas, Canadian Management Centre, Moneris Solutions Corporation and RBC Mutual Funds Inc. His other directorships include American Management Association, Business Development Bank of Canada, International Survey Research Group and Rideau Inc.

Note:
(1) Audit Committee ("Audit") and Compensation and Corporate Governance Committee ("CCGC").

AUDIT COMMITTEES

The mandate and the members of the audit committee of each of the Fund and the Trust will be substantially the same as the mandate and the members of the audit committee of the board of directors of the General Partner. For a description of the audit committee of the General Partner, please refer to the information set forth under the heading "Management of the Trust" in the AIF, which is incorporated by reference herein.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2003, the Fund did not have any transactions, or any proposed transactions, with any insiders who had a material interest, direct or indirect, which has materially affected or would materially affect the Fund or its subsidiaries.

During the year ended December 31, 2003, the Business paid fees of approximately $19,000 to a company controlled by a director of the General Partner (Helen K. Sinclair) in respect of physical sites and telecommunication services for focus groups. The arrangement was approved in advance by the non-conflicted members of the Compensation and Corporate Governance Committee. The board of directors of the General Partner and the Trustees do not consider these fees to be material.

POLICIES ON MINIMUM HOLDINGS OF UNITS

In November 2003, the board of directors of the General Partner approved a set of policies dealing with minimum holdings of Units by directors, officers and other executives.

In respect of the independent Trustees and directors, the policy requires that the minimum value of each director's holdings in Units to be a least equal to five times the director's annual retainer. This minimum is to be achieved within the later of three years of becoming a director or December 31, 2006.

In respect of the co-Chief Executive Officers, the minimum holdings shall be at least 150% of their respective base salaries. These targets have been met. Other executives are expected to have holdings of at least 75% of their base salaries within the later of three years of becoming an executive and December 31, 2006. When calculating the value of any Units held, the Unit price to be used will be the greater of the original cost and the average market price of the Units achieved during the previous fiscal year. The equivalent value of phantom Units under the performance incentive unit plan will count towards holdings by executives so long as there is an expectation that the Business will meet the related performance tests. For a description of the Fund's executive compensation plans, please refer to the information set forth under the heading "Compensation of Executive Officers" in the management information circular of the Fund dated March 15, 2004, which is incorporated by reference herein.

As of June 21, 2004, there were 37,920,792 Units issued and outstanding. As of that date, the Trustees, directors and the three officers (Sanford McFarlane, Robert Cronin and Catherine Martin) collectively controlled or directed (directly or indirectly) 249,425 Units, representing approximately 0.658% of the Fund's outstanding Units.

COMPENSATION OF TRUSTEES AND DIRECTORS

Each Trustee and each director of the General Partner who is not an officer of the General Partner or any of its affiliates, or an employee of the Business, is entitled to receive from the Fund an annual fee of $10,000. The board chair receives an additional retainer of $10,000 per annum and committee chars receive $2,000 per annum. For each committee meeting, committee members receive $1,000 per meeting plus expenses and $2,000 for each board or Trustee meeting. In respect of the year ended December 31, 2003, non-management directors and Trustees received total fees of $211,000 (2002: $125,100) in the aggregate.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

The Fund, including its subsidiaries, does not provide financial assistance to employees, officers, directors or Trustees for the purchase of Units.

As of June 21, 2004, there was no indebtedness owing to the Fund or its subsidiaries by any directors, Trustees, executive officers or senior officers of the fund and its subsidiaries.

The Business provides employees (other than officers and executives) with loans to assist with the purchase of personal computers for home offices. The aggregate amount of all such indebtedness outstanding as at June 21, 2004 was approximately $54,050 in respect of 64 such employees with the largest employee balance amounting to $2,020.

EMPLOYMENT CONTRACTS

On April 22, 2004, the board of directors of the General Partner announced that the new title of "Co-Chief Executive Officer" would be shared by Sanford McFarlane and Bob Cronin. Prior to that date, Mr. McFarlane was Chief Executive Officer and Mr. Cronin was President and Chief Operating Officer. In addition, Mr. McFarlane's and Mr. Cronin's employment contracts, which were scheduled to terminate on December 31, 2004, were extended to December 31, 2008 (the "Termination Date").

Beginning on January 1, 2006, Mr. McFarlane will assume the role of Vice-Chairman and Mr. Cronin will assume the role of sole Chief Executive Officer for terms ending on the Termination Date, respectively.

Each of Mr. McFarlane's and Mr. Cronin's base salary is $350,000 per annum but Mr. Cronin's salary will be subject to review effective January 1, 2006. Each officer has the potential to earn a target bonus of up to 68% of the base salary amount as determined by the Compensation and Corporate Governance Committee. However, during the Vice-Chairman's term, Mr. McFarlane's annual target bonus shall not exceed $150,000.

Under the employment contracts, each officer will be a participant in any long-term incentive plan of the Business including the deferred payment incentive plan ("DPIP") and the performance incentive unit plan ("PUP"). Both the DPIP and the PUP terminate on December 31, 2006 and Mr. McFarlane will not be eligible for any successor long or short-term incentive plan benefits beyond that date. Each officer is entitled to receive other benefits in accordance with plans available to other employees and executives (including car allowance, annual membership fees, vacations, life insurance, the defined contribution pension plan and any post-retirement benefit plans). For a description of the DPIP and the PUP, please refer to the information set forth under the heading "Compensation of Executive Officers" in the management information circular of the Fund dated March 15, 2004, which is incorporated by reference herein.

In the event Mr. McFarlane becomes deceased or disabled prior to the Termination Date, he will be entitled to all amounts that otherwise would have been paid to him up to the Termination Date. Such amounts would be payable in bi-weekly instalments over the remaining term consistent with the payroll practices of the Business. In addition, such amounts would reflect all unvested DPIP amounts as being deemed to have vested. Amounts under the PUP (without the requirement to invest any cash payouts in Units) would be payable only if the date of such event occurs after December 31, 2005.

In the event Mr. McFarlane resigns his term as Vice-Chairman, he will not be entitled to any amounts other than in accordance with the terms applicable to all executives for the DPIP (but not the PUP) and benefit plans, as well as base salary earned to such date. If resignation occurs during his term as Vice-Chairman, he has the option of entering into a consulting agreement for compensation totalling $250,000 per annum, payable bi-weekly. He would also be eligible to receive the value of his entitlement under the PUP and the DPIP, if any, but only in accordance with the terms of such plans. The consulting agreement would require Mr. McFarlane to assist the Business' marketing efforts with respect to certain of its major customer relationships and to otherwise promote the Business in a favourable, good-faith manner. In the event he does not choose to enter into the consulting agreement, or he does not honour the terms of it, Mr. McFarlane would not be entitled to any amount other than what had been earned or vested up to the date of his voluntary resignation plus benefits such as any post retirement plans.

In the event the Fund terminates Mr. McFarlane without cause, he will be entitled to receive all amounts otherwise due (including benefits and incentive plans in accordance with such plans) up to the Termination Date, with such amounts payable in bi-weekly instalments.

In the case of Mr. Cronin, if his contract is not renewed or he is terminated at any time for reasons other than cause, he will be entitled to a severance payment equal to 24 months total remuneration consisting of base salary, bonus and benefits. In addition, subsequent to the earlier of January 1, 2006 and the date Mr. Cronin becomes the sole Chief Executive Officer, the remaining term of his contract will continue for an indefinite period, subject to the 24-month severance payment described above.

No notice or severance payment is required for a termination for just cause under either of the preceding employment contracts, nor are any payments required to be made, other than amounts that may become payable under the DPIP or the PUP, in the event of a change of control, directly or indirectly, of the Fund or the Business. In addition, neither officer is entitled to earn board of director fees as long he is receiving compensation pursuant to the terms of his employment or consulting contracts. During the term of each contract, neither person is permitted to accept compensation from employment with or consulting for other businesses.

During the term of each contract, and for specified periods after termination, each officer has agreed to not compete with, or solicit the customers or employees of, the Business subject to customary exceptions.

CONSOLIDATED CAPITALIZATION

There has been no material change in the unit and loan capital of the Fund, on a consolidated basis, since December 31, 2003, except that the consolidated long-term indebtedness of the Fund as at June 21, 2004 was $63 million compared to $67 million as at December 31, 2003.

The Reorganization will not result in any change in the consolidated unit or loan capital of the Fund.

RISK FACTORS

Risks Related to the Business

Reliance on Contracts with Financial Institution Customers

Davis + Henderson LP is dependent upon certain significant financial institutions in providing services for their account holders. Services and products provided to Davis + Henderson LP's six major financial institution customers accounted for a substantial percentage of Davis + Henderson LP's 2003 total sales as disclosed in the Fund's management's discussion and analysis for the year ended December 31, 2003.

There can be no assurance that Davis + Henderson LP will maintain its relationships or continue to provide services to any particular financial institution customer at current levels. Davis + Henderson LP enters into contracts with financial institution customers for initial terms generally ranging from three to five years. Although some of those contracts are renewable, there can be no assurance that those contracts will be renewed. A loss of any significant financial institution customer, or a decrease in the provision of services to any financial institution customer, could have a material adverse affect on the Business. These losses could occur if Davis + Henderson LP fails to renew its contracts with financial institutions, financial institutions are acquired by foreign businesses who already have established relationships with cheque suppliers or if a financial institution decides to perform its cheques supply functions in-house.

Potential consolidation in the financial institution industry may adversely affect revenues from cheques supply programs. Margins on cheque orders obtained through financial institutions may be pressured as those financial institutions seek their own merger synergies.

In addition, there is no assurance that any new agreement entered into by Davis + Henderson LP will have terms similar to those contained in current arrangements with financial institution customers and the failure to obtain those terms could have a material adverse effect on the Business, financial condition and results of operations.

Competition from Substitute Products

Banking and related industries have introduced alternatives to paper-based payment products such as automated teller machines, pre-authorized debits, credit cards, debit cards, and electronic payment systems, such as telephone and Internet bill payment. Additional forms of alternative payment methods, including e-commerce and software programs, are being developed continually and may also compete with the products and services offered by Davis + Henderson LP. Use of these payment alternatives negatively affects the number of cheques written. The use of alternative payment methods continues to grow and expand and may in the future reduce further the number of cheques written and consequently reduce the number or value of orders sold by Davis + Henderson LP. Such a reduction would have a material adverse effect on Davis + Henderson LP's operating results.

Competition from Competitors Supplying Similar Products and Services

Some of Davis + Henderson LP's competitors (particularly those in the United States) have economic resources greater than those of Davis + Henderson LP and are well-established suppliers. The United States based competitors will materially affect Davis + Henderson LP's ability to expand its operations in the United States. Such competitors already affect the competitive situation within Canada and may supply products within Canada at any time. On May 25, 2004, Deluxe Corporation announced that its wholly-owned subsidiary had offered to purchase all of the outstanding common stock of New England Business Service, Inc. ("New England Business"). New England Business currently operates a business in Canada that competes with Davis + Henderson LP. As well, a competitor may reduce the price of its products in an attempt to gain greater volume, and the corresponding pricing pressure placed on Davis + Henderson LP may result in reduced profit margins or available free cash flow. A loss of business may occur if Davis + Henderson LP does not meet competitive prices that fall below its profitability targets.

Several of Davis + Henderson LP's niche services and products are sold into select market segments. There can be no assurance, however, that these segments will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than Davis + Henderson LP.

Davis + Henderson LP has entered into a non-competition agreement under which it has agreed not to compete in certain non-cheque related businesses currently operated by MDC Partners Inc. ("MDC") for a period ending on April 2, 2007. This may limit the ability of Davis + Henderson LP to increase its customer base in those business segments.

Failure to Develop Product and Service Options

Davis + Henderson LP's ability to continue to generate comparable net income is based, in part, on the addition of new products and services which could be sold to existing account holders. There can be no assurance that Davis + Henderson LP will develop new products or services that will receive widespread market acceptance or that those new products and services will yield favourable margins. The failure to develop and successfully market new products and services at favourable margins could have an adverse impact on Davis + Henderson LP's future prospects.

Intellectual Property Rights

Davis + Henderson LP relies on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect its intellectual property. Intellectual property laws afford limited protection. It may be possible for a third party to copy Davis + Henderson LP's products and services or otherwise obtain its proprietary information without its permission. There is no assurance that Davis + Henderson LP's competitors will not independently develop products and services that are substantially equivalent or superior to Davis + Henderson LP's products and services.

Raw Material Exposure

Davis + Henderson LP utilizes a number of raw materials which are subject to price fluctuations beyond its control. Market price fluctuations of these raw materials could have a material adverse effect on Davis + Henderson LP's financial condition and results of operations. There has generally been a lag time before those increases and decreases could be passed on to Davis + Henderson LP's customers. There can be no assurance that the price of Davis + Henderson LP's raw materials will not increase in the future or that the Business will be able to pass on those increases to its customers. A significant increase in the price of raw materials that is not passed on to customers could have a material adverse effect on Davis + Henderson LP's results of operations and financial condition.

Labour

One collective agreement representing approximately 90 unionized employees of Davis + Henderson LP expires on March 31, 2007. The Davis + Henderson business has not suffered any loss of production due to work stoppages by its employees during its history, but there can be no assurance that a work stoppage will not occur in the future. In addition, a number of the Business' suppliers have employees who are represented by collective agreements and may be subjected to work stoppages.

Reliance on Key Personnel

Davis + Henderson LP's operations are dependent on the abilities, experience and efforts of its senior management. While Davis + Henderson LP and/or the General Partner has entered into employment arrangements with certain members of its senior management, should any of these persons be unable or unwilling to continue his or her employment with Davis + Henderson LP, the business prospects of Davis + Henderson LP could be affected adversely.

Reliance on Outsourcing Arrangements for U.S. Production

Davis + Henderson LP relies on third parties to supply production, fulfilment and other services with respect to its U.S. requirements under customer contracts. Davis + Henderson LP has committed to delivery of products and services to its U.S. customers and may be exposed to claims from these customers if Davis + Henderson LP's outsourcing providers fail to perform under their contractual obligations for any reason, or if continued outsourcing arrangements are not secured.

Environment, Health and Safety Requirements and other Considerations

Davis + Henderson LP's operations are subject to numerous and significant laws, including statutes, regulations, by-laws, guidelines and policies as well as permits and other approvals relating to the protection of the environment and workers' health and safety, governing, among other things, air emissions, water discharges, non-hazardous and hazardous waste (including waste water), the storage, handling, transportation and distribution of dangerous goods and hazardous materials such as chemicals, remediation of releases and the presence of hazardous materials, land use and zoning and employee health and safety in the United States and Canada (the "Environment, Health and Safety Requirements"). As a result of Davis + Henderson LP's operations, it is or may be involved from time to time in administrative and judicial proceedings and inquiries relating to environment, health and safety requirements. Future proceedings or inquiries could have a material adverse effect on the Business, financial condition and results of operations.

In addition, changes to existing Environment, Health and Safety Requirements or the adoption of new Environment, Health and Safety Requirements in the future, changes to the enforcement of Environment, Health and Safety Requirements, as well as the discovery of additional or unknown conditions at facilities owned, operated or used by Davis + Henderson LP, could require expenditures which might materially affect its business, financial condition and results of operations, to the extent not covered by indemnity, insurance or a covenant not to sue.

Operating and Product Hazards

Davis + Henderson LP's revenues are dependent on the continued operation of its facilities. The operation of facilities involves some risks, including the failure or substandard performance of equipment, natural disasters, suspension of operations and new governmental statutes, regulations, guidelines and policies. The operations of Davis + Henderson LP are also subject to various hazards incidental to the production, use, handling, processing, storage and transportation of certain hazardous materials, including industrial chemicals. These hazards can cause fatal personal injury, severe damage to and destruction of property and equipment and environmental damage. There can be no assurance that as a result of past or future operations, there will not be claims of injury by employees or members of the public due to exposure, or alleged exposure, to these materials. Furthermore, Davis + Henderson LP also has exposure to present and future claims with respect to workplace exposure, workers' compensation and other matters, arising from events both prior to and after the acquisition of the Davis + Henderson business from MDC on December 20, 2001. There can be no assurance as to the actual amount of these liabilities or the timing of them. The occurrence of material operational problems, including but not limited to the above events, may have a material adverse effect on the Business, financial condition and results of operations.

Risks of Future Legal Proceedings

Alleged failure by Davis + Henderson LP to comply with laws and regulations may lead to the imposition of fines, penalties, or the denial, revocation or delay of the renewal of permits and licenses by governmental authorities. In addition, governmental authorities as well as third parties may claim that Davis + Henderson LP is liable for environmental damages. A significant judgment against Davis + Henderson LP, the loss of a significant permit or other approval or the imposition of a significant fine or penalty could have a material adverse effect on the Business, financial condition and future prospects.

Potential Undisclosed Liabilities Associated with Acquisitions

In connection with the acquisition of the Business from MDC effective on December 20, 2001, or the acquisition by MDC of certain parts of the Business from other parties prior to such time, there may be liabilities that Davis + Henderson LP or MDC failed or were unable to discover in its due diligence prior to the consummation of the particular acquisition. In particular, to the extent that prior owners of businesses failed to comply with or otherwise violated applicable laws, including environmental laws, Davis + Henderson LP, as a successor owner, may be financially responsible for these violations. The discovery of any material liabilities could have a material adverse effect on the Business, financial condition or future prospects.

Uninsured and Underinsured Losses

The Amended Fund Declaration of Trust will require that the Fund obtain and maintain at all times insurance coverage in respect of potential liabilities of the Fund and the accidental loss of value of the assets of the Fund from risks, in those amounts, with those insurers, and on those terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of similar assets and operations. Davis + Henderson LP's insurance coverage is maintained in the form of comprehensive property and casualty insurance with coverages and amounts sufficient to repair or replace any assets physically damaged or destroyed, including coverage for resultant business interruption losses, or extra expenses sustained, and to cover in respect of claims for bodily injury or property damage arising out of assets or operations, including the handling and distribution of hazardous chemicals. However, not all risks are covered by insurance, and no assurance can be given that insurance will be consistently available or will be consistently available on an economically feasible basis or that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets or operations of Davis + Henderson LP or the Fund.

Postal Interruption

Davis + Henderson LP's profit margins are partially dependent on continued availability of uninterrupted postal delivery service for outgoing distribution of completed cheque orders and, to a lesser extent, receipt of orders from account holders of financial institution customers. Substantially all of Davis + Henderson LP's completed orders are sent to account holders through Canada Post Corporation's services pursuant to a contract. A prolonged interruption in Canada's postal service, as experienced in late 1997, would have a material adverse affect on Davis + Henderson LP's profit margins as Davis + Henderson LP would be required to engage third-party delivery organizations to deliver completed orders to the branches of Davis + Henderson LP's financial institution customers at increased cost.

Risks Related to the Structure of the Fund

Dependence on Davis + Henderson LP

The Fund is a limited purpose trust which is entirely dependent on the operations and assets of Davis + Henderson LP through the indirect ownership of the partnership units of Davis + Henderson LP. After giving effect to the Reorganization, cash distributions to Unitholders will be dependent on the ability of the Trust to pay its interest obligations under the Trust Notes and to make distributions on Trust Units, which in turn, will be dependent on the ability of Davis + Henderson LP to declare and pay distributions on its partnership units. The ability of Davis + Henderson LP or the Trust to make distributions or other payments or advances will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of those entities (including the existing credit facility, hedge contracts with its lenders and other indebtedness for borrowed money and hedge contracts made available to Davis + Henderson LP currently and from time to time).

The Amended Fund Declaration of Trust will provide that no Unitholder will be subject to any liability whatsoever to any person in connection with a holding of Units. However, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable despite such statement in the Amended Fund Declaration of Trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. It is intended that the affairs of the Fund will be conducted to seek to minimize such risk wherever possible.

Cash Distributions Are Not Guaranteed and Will Fluctuate with Davis + Henderson LP's Performance

Although the Fund intends to distribute the interest and distributions received by the Fund on the Trust Units and Trust Notes less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Davis + Henderson LP and paid, indirectly, to the Fund. The actual amount distributed in respect of the Units will depend upon numerous factors associated with Davis + Henderson LP, including its profitability, fluctuations in its working capital, the sustainability of its margins, interest expenses and its requirements for repayment of indebtedness and incurrence of capital expenditures. The market value of the Units may deteriorate significantly if the Fund is unable to meet its cash distribution targets in the future.

Nature of Units

Securities like the Fund's Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Currently, and after giving effect to the Reorganization, the Units do and will not represent a direct investment in the Business and should not be viewed by investors as Trust Notes and Trust Units, or partnership units of Davis + Henderson LP. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring oppression or derivative actions. The Units represent a fractional interest in the Fund. After giving effect to the Reorganization, the Fund's primary assets will be Trust Notes and Trust Units and the Trust, in turn, will be a limited partner in Davis + Henderson LP. The price per Unit is, in part, a function of anticipated distributable income, distributions as well as the consolidated indebtedness, net of cash and cash equivalents, of the Fund including the net indebtedness of Davis + Henderson LP. The price per Unit may also be a function of interest rates or expected returns available, or perceived to be available, on alternative investments and, for example, it is believed by some investment professionals that if market interest rates increase, the Unit price would likely decline.

Leverage and Restrictive Covenants

Davis + Henderson LP has debt service obligations under its credit facilities that mature and are fully repayable on June 30, 2006. These obligations rank ahead of Davis + Henderson LP's obligations to the Fund and, consequently, to Unitholders' entitlement to receive distributions and/or distributable cash flow from the Fund. The degree to which Davis + Henderson LP is leveraged could have important consequences to the holders of the Units, including:

- Davis + Henderson LP's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited;
- Davis + Henderson LP's ability to extend the maturity date of its credit facilities or to refinance outstanding indebtedness;
- A substantial portion of Davis + Henderson LP's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness and hedge contracts, thereby reducing funds available for future operations;
- Davis + Henderson LP's ability to continue making monthly distributions to its partners, and thus for the Fund to make distributions to its Unitholders, may be restricted by the financial and other covenants imposed under existing or future credit and loan agreements, hedging transactions or debentures entered into by Davis + Henderson LP; and
- As the interest-rate swaps that Davis + Henderson LP has entered into mature, the underlying borrowings will be subject to short-term interest rates in effect at that time which may be higher than currently in effect. Further, any additional borrowings under its credit facilities will be subject to floating interest rates in effect when drawn, which exposes Davis + Henderson LP to the risk of increased interest rates.

Certain of Davis + Henderson LP's competitors may operate currently on a less leveraged basis and therefore, such competitors could have significantly greater operating and financing flexibility than Davis + Henderson LP. Davis + Henderson LP's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness or hedging instruments will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The existing credit facilities contain numerous restrictive covenants that limit the discretion of Davis + Henderson LP's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of Davis + Henderson LP to incur additional indebtedness, to create liens or other encumbrances, to pay distributions on the partnership units of Davis + Henderson LP or to make certain other payments, investments, acquisitions, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with or acquire another entity. In addition, the existing credit facilities contain a number of financial covenants that require Davis + Henderson LP to meet certain financial ratios and financial condition tests, including maximum distributions that may be made by Davis + Henderson LP to the Fund. A failure to comply with the obligations in the existing, amended or replaced credit facilities could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness by the applicable lenders. If the indebtedness under the existing or future credit facilities, hedging instruments or other debt obligations, were to be accelerated, there can be no assurance that the assets of the Davis + Henderson LP would be sufficient to repay in full that indebtedness.

The General Partner has guaranteed Davis + Henderson LP's obligations under its credit facilities and hedging instruments, with such unlimited guarantee supported by a pledge of all of the General Partner's assets including its partnership interests in Davis + Henderson LP. The Fund has provided and, after giving effect to the Reorganization, the Trust will provide guarantees of Davis + Henderson LP's obligations under the existing credit agreement and hedging instruments, with such guarantees limited as to recourse to a specific pledge of their entire respective interests in the General Partner or Davis + Henderson LP, as applicable. Any amended or replaced credit facilities, future hedging arrangement or future re-financing, are likely to contain similar guarantees and security arrangements.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute the Trust Notes directly to the Unitholders, subject to obtaining all required regulatory approvals. After giving effect to the Reorganization, it is not expected that there will be a market for the Trust Notes. In addition, it is not expected that the Trust Notes will be freely tradeable or listed on any stock exchange. Securities of the Trust so distributed may not be qualified investments for trusts governed by Plans, depending upon the circumstances at the time.

The Fund May Issue Additional Units Diluting Existing Unitholders' Interests

The Fund Declaration of Trust of the Fund authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as are established by the Trustees without the approval of any Unitholders.

Restrictions on Potential Growth

The payout by Davis + Henderson LP of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Davis + Henderson LP and its cash flow.

Investment Eligibility and Foreign Property

There can be no assurance that the Units will continue to be qualified investments for Plans or that the Units will not be foreign property under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of nonqualified or ineligible investments and on excess holdings of foreign property.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations would be materially and adversely different in certain respects.

The after-tax return from an investment in Units of the Fund to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may constitute tax deferred returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax deferred until the Units are sold by the Unitholder, since these returns generally reduce the Unitholder's adjusted cost base in the Units for tax purposes.

Potential and existing investors in Units should consult their own qualified tax advisors with respect to the foregoing summary of income tax matters.

Additional information on risk factors is discussed in the Fund's AIF and management's discussion and analysis for the year ended December 31, 2003.

EXPERTS

Certain legal matters in connection with the Reorganization will be passed upon by McCarthy Tétrault LLP, on behalf of the Fund and its affiliates. The partners, counsel and associates of McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of security issued by the Fund.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents with respect to the Fund, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this management information circular:

(a) the Fund's AIF for the year ended December 31, 2003;

(b) the Fund's consolidated financial statements as at December 31, 2002 and the Fund's consolidated statements of income and deficit and cash flows for the year ended December 31, 2002 and the auditors' report thereon;

(c) the Fund's management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2002;

(d) the Fund's consolidated financial statements as at December 31, 2003 and 2002 and the Fund's consolidated statements of income and deficit and cash flows for the years ended December 31, 2003 and 2002 and the auditors' report thereon;

(e) the Fund's management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2003;

(f) the Fund's unaudited consolidated financial statements as at March 31, 2004 and the Fund's unaudited consolidated statements of income and deficit and cash flows for the three-month periods ended March 31, 2004 and 2003;

(g) the Fund's management's discussion and analysis of financial condition and results of operations as at and for the three-month period ended March 31, 2004; and

(h) the Fund's management information circular attached to the notice of meeting dated March 15, 2004.

Any documents of the types referred to above and any material change reports (excluding confidential material change reports) filed by the Fund with securities regulatory authorities in Canada after the date of this Circular and prior to the completion of the Reorganization will be deemed to be incorporated by reference into this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information has been incorporated by reference in this Circular from documents filed with securities regulatory authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of the Fund at 939 Eglinton Avenue East, Suite 201, Toronto, Ontario, M4G 4H7 and are also available on SEDAR. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may also be obtained from the Secretary of the Fund.

AUDITORS' CONSENT

To the Board of Trustees of Davis + Henderson Income Fund

We have read the management information circular (the "Circular") of Davis + Henderson Income Fund (the "Fund") dated June 21, 2004 relating to the internal reorganization of the Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the Circular of our report to the unitholders of the Fund on the consolidated balance sheet of the Fund as at December 31, 2003 and the consolidated statements of income and deficit and cash flows for the year ended December 31, 2003. Our report is dated January 30, 2004.

Toronto, Ontario	KPMG LLP
June 21, 2004	Chartered Accountants

To the Board of Trustees of Davis + Henderson Income Fund

We have read the management information circular (the "Circular") of Davis + Henderson Income Fund (the "Fund") dated June 21, 2004 relating to the internal reorganization of the Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the Circular of our report to the unitholders of the Fund on the consolidated balance sheet of the Fund as at December 31, 2002 and the consolidated statements of income and deficit and cash flows for the year ended December 31, 2002. Our report is dated January 31, 2003.

Toronto, Ontario	BDO Dunwoody LLP
June 21, 2004	Chartered Accountants

ADDITIONAL INFORMATION

Additional information relating to the Fund is available on SEDAR at www.sedar.com. Financial information relating to the Fund is provided in the Fund's most recently filed annual consolidated financial statements and annual management discussion and analysis. Copies of the AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF; the Fund's most recently filed annual consolidated financial statements, together with the accompanying report of the auditor, and any interim consolidated financial statements of the Fund that have been filed for any period after the end of the Fund's most recently completed financial year; annual and interim management discussion and analysis; and this Circular are available to anyone, upon request, from the Secretary of the Fund, and without charge to Unitholders, and are also available on SEDAR.

TRUSTEES' APPROVAL

The contents of this Circular and its sending to Unitholders have been approved by the Trustees.

By Order of the Trustees of Davis + Henderson Income Fund

"Catherine Martin"

Chief Financial Officer and Secretary Davis + Henderson G.P. Inc.
Toronto, Ontario
June 21, 2004

SCHEDULE "A"

SPECIAL RESOLUTION
APPROVAL OF THE PROPOSED REORGANIZATION AND AMENDMENTS TO THE FUND DECLARATION OF TRUST

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the (i) internal reorganization (the "Reorganization") of Davis + Henderson Income Fund (the "Fund"), and each of the transactions contemplated thereby, including, without limitation, the transfer by the Fund to Newco of the common shares and notes of D + H Holdings and the dissolution of Amalco following the acquisition by the Trust of all of the outstanding partnership units of Davis + Henderson LP, and (ii) such amendments to the amended and restated declaration of trust dated November 6, 2001 pursuant to which the Fund is established, as, in the opinion of the trustees of the Fund, are necessary or desirable to give effect to the Reorganization, as described in the management information circular of the Fund dated June 21, 2004 (the "Circular"), are hereby authorized and approved, and any one trustee of the Fund or officer or director of Davis + Henderson G.P. Inc., as attorney of the Fund, is authorized and directed, for and on behalf of the Fund, to negotiate, execute and deliver any document or instrument, and to do or cause to be done all such other acts and things, as such trustee or officer or director may determine to be necessary or desirable to carry out the intent of the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the doing of such acts and things.

2. notwithstanding that this special resolution has been duly passed by the unitholders of the Fund, the trustees of the Fund may revoke this special resolution and elect not to proceed with the Reorganization without further approval of the unitholders of the Fund.

3. capitalized terms used, but not otherwise defined, in this special resolution have the meanings given to them in the Circular.

Davis + Henderson

Form of Proxy for the Special Meeting of Unitholders to be held on July 23, 2004

THIS PROXY IS SOLICITED ON BEHALF OF THE TRUSTEES OF DAVIS + HENDERSON INCOME FUND

The undersigned Unitholder of DAVIS + HENDERSON INCOME FUND (the "Fund") hereby appoints Robert Cronin, an officer of Davis + Henderson G.P. Inc., or failing him, Catherine Martin, an officer of Davis + Henderson G.P. Inc., or instead of either of the foregoing, ____________________________________, as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the **Special Meeting of Unitholders of the Fund to be held on July 23, 2004** at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario, Canada and at the continuation of the special meeting after any adjournment, upon the following matters, and any other business that may properly come before the meeting:

1. VOTE FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE in favour of the special resolution approving the internal reorganization (the "Reorganization") of the Fund, and the transactions contemplated thereby, and certain consequential amendments to the amended and restated declaration of trust dated November 6, 2001 pursuant to which the Fund is established, relating to the Reorganization as more fully described in the Management Information Circular of the Fund dated June 21, 2004 (the "Circular");

2. VOTE FOR ☐ or WITHHOLD VOTE ☐ or, if no specification is made, VOTE in favour of the election of the list of the trustees as set out in the Circular; and

With respect to other business which may properly come before the meeting, or the continuation of the meeting after any adjournment, the undersigned confers discretionary authority on the proxyholder to vote as the proxyholder thinks fit.

Executed on the _________ day of __________, 2004.

______________ Number of Units

______________________________ Signature of Unitholder or authorized legal representative

______________________________ Name of Unitholder **(Please print clearly)**

______________________________ Name of authorized legal representative, if applicable

NOTES:

(1) **A Unitholder has the right to appoint a person to represent the Unitholder at the meeting other than the officer of Davis + Henderson G.P. Inc. designated in this proxy. Such right must be exercised by inserting in the space provided the name of the other person the Unitholder wishes to appoint. Such other person need not be a Unitholder.**

(2) To be valid, this proxy must be signed and deposited no later than 5:00 p.m. (Toronto time) on July 21, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any reconvened special meeting. A self-addressed, stamped return envelope is enclosed for your convenience or the completed and signed proxy may be faxed to 416-368-2502.

(3) If the Unitholder is an individual, this proxy must be signed in the same way that the units are registered. If the Unitholder is a company, this proxy must be executed by a duly authorized officer or attorney of the Unitholder and, if the company has a corporate seal, its corporate seal should be affixed. If the units are registered in the name of an executor, administrator or trustee, please sign exactly as the units are registered. If the units are registered in the name of a deceased or other Unitholder, the Unitholder's name must be printed in the space provided, the proxy must be signed the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the Unitholder must be attached to this proxy. The Fund, in its sole discretion, may require additional evidence of authority or additional documentation.

(4) Reference is made to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the meeting.

(5) If a unit is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the unit so held.

(6) If this Proxy is not dated in the space provided, it shall be deemed to bear the date of mailing of the Circular.

Davis + Henderson Income Fund

Annual Information Form

March 15, 2004

TABLE OF CONTENTS

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
Certain information included in this annual information form, or incorporated herein by reference, is forward looking and based upon assumptions and anticipated results that are subject to risks and uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. Risks and uncertainties associated with Davis + Henderson Income Fund and its subsidiaries are discussed in detail within this annual information form.

DAVIS + HENDERSON INCOME FUND – BACKGROUND

Davis + Henderson Income Fund (the "Fund") was formed under the laws of the Province of Ontario pursuant to a declaration of trust dated as of November 6, 2001. The units of the Fund (the "Units") are posted and listed for trading on the Toronto Stock Exchange (the "TSX"). The principal office of the Fund is located at Suite 201, 939 Eglinton Avenue East, Toronto, Ontario M4G 4H7.

The Fund did not hold any material assets until December 20, 2001 when it acquired an indirect 45.45% interest in Davis + Henderson, Limited Partnership ("Davis + Henderson LP"). The Fund's interest in Davis + Henderson LP is held through its wholly-owned subsidiary, D+H Holdings Corp. ("D+H Holdings"), and through its wholly-owned subsidiary, Davis + Henderson G.P. Inc. (the "General Partner").

Davis + Henderson LP was formed under the laws of the Province of British Columbia as a limited partnership on December 11, 2001. Davis + Henderson LP acquired the Davis + Henderson business from MDC Corporation Inc. ("MDC") on December 20, 2001, when Davis + Henderson LP drew down $80 million under its credit facility and the Fund raised net proceeds of $160.4 million through the initial public offering of 17,235,000 Units. The total of these net proceeds of $240.4 million was paid to MDC for the acquisition of the Fund's 45.45% interest in the Davis + Henderson business, with MDC retaining a 54.55% interest in Davis + Henderson LP. The net proceeds raised by the Fund under the initial public offering were net of underwriting fees of $9.9 million and transaction costs of $2.0 million.

Effective January 10, 2002, the Fund raised additional net proceeds of $16.2 million from the issuance of 1,720,000 Units pursuant to the over-allotment option exercised by the Fund's underwriters. The net proceeds under the over-allotment were paid by the Fund, through D+H Holdings, to MDC for an additional 4.54% interest in Davis + Henderson LP. The net proceeds raised by the Fund under the over-allotment option were net of underwriting fees of $1.0 million.

On April 2, 2002, the Fund raised net proceeds of $188.7 million through the issuance of 18,965,792 Units and these proceeds were paid by the Fund, through D+H Holdings, to MDC for the balance of the units of Davis + Henderson LP. The net proceeds raised by the Fund under the April 2, 2002 offering were net of underwriting fees of $10.0 million and transaction costs of $0.45 million.

As of April 2, 2002, the sole limited partner of Davis + Henderson LP is D+H Holdings, which holds 100% of the partnership units, and the general partner is the General Partner, which holds a 0.001% beneficial interest in Davis + Henderson LP. The following chart illustrates the foregoing relationships between the Fund and the operating business conducted within Davis + Henderson LP:


Unitholders
(TSX: "DHF.UN")
Davis + Henderson Income Fund (Ontario trust)
100%
100% common shares
Notes bearing interest at 12.5%
Davis + Henderson G.P. Inc. (Ontario)
D + H Holdings Corp. (Ontario)
100% partnership units
General partner interest 0.001%
Davis + Henderson, Limited Partnership (British Columbia Limited Partnership)
The Davis + Henderson business

As of December 31, 2003, the principal value of the Notes (referred to in the chart above) owing by D+H Holdings to the Fund was $336,153,878. This amount reflects an increase of $14,615,386 to the Notes effective March 4, 2003.

DAVIS + HENDERSON BUSINESS

The Business

Davis + Henderson LP and its predecessors (collectively, "Davis + Henderson") have been serving Canadian financial institutions and their account holders since 1875. Davis + Henderson was originally a specialty printing business supplying printed cheques. However, since 1996 its strategy has been to consolidate the Canadian segment of the cheques supply market, increase its level of integration with its financial institution customers, extend its product and service offerings to increase its average order value and to expand the services that it offers to financial institutions.

During 1997 and 1998, Davis + Henderson secured long-term supply contracts with the major financial institutions in Canada. Davis + Henderson now manages the cheque supply programs for substantially all of the financial institutions in Canada, including the six largest Canadian banks. The remaining portion of Davis + Henderson's revenues is derived from cheque supply arrangements with other financial institutions and certain software publishers, sales of other specialty products to the Canadian market, as well as the supply, under a long-term contract, of cheque base stock to a US-based supplier of direct-to-consumer cheques in the U.S. marketplace.

Davis + Henderson has developed services to financial institutions to meet their cheque supply needs. In supplying these needs, Davis + Henderson has become integrated with the financial institutions with respect to program development and implementation services, order processing and database management, customer support, integrated electronic billing and processing and reporting.

Since consolidating the market and substantially increasing integration with customers, Davis + Henderson has focused on extending its services and product offerings, which has enabled it to grow its revenues and earnings. Most recently, Davis + Henderson has begun to deliver new product offerings by leveraging its financial institution relationships and existing capabilities.

Davis + Henderson's history of growing cash flows stems from its close relationships with its financial institution customers, its contractual arrangements with those institutions, its relatively low exposure to the cost of raw materials such as paper and its track record of improved service quality, process improvement and product enhancement.

The revenue of Davis + Henderson is derived principally from orders of cheque products placed by account holders through Davis + Henderson's financial institution customer base. The account holders serviced on behalf of the financial institutions by Davis + Henderson comprise two primary end-user groups: individual accounts and small business accounts. Individual account holders in Canada are serviced almost exclusively through the financial institution that holds the account, while small business accounts are primarily serviced through their financial institution with a smaller segment serviced through direct-selling agents or manufacturers.

The value of an order is determined based upon the selected product type, features, quantity of cheques in an order and the purchasing of related items. The volume of cheque orders is affected by account openings occurring within the financial institutions served by Davis + Henderson and by the reordering of product by the financial institutions' account holders.

Management believes that cheque usage is declining as a result of the introduction and acceptance of alternative payment methods and its plans reflect an expectation that volume will continue to decline in the low single digits in the near term. Davis + Henderson has focused its efforts on maintaining order volume, as distinct from cheque usage, and on maximizing order value. Davis + Henderson has responded to the reduction in cheque usage and the related change in consumer demand by offering smaller order sizes, which provide a reduced number of cheques in an order. The selection of smaller order sizes by account holders is expected to accelerate an otherwise lengthening reorder cycle. Davis + Henderson has increased order value by:

- adding cheque personalization features (for example, options related to typestyles, monograms and lifestyle marks);
- providing increased design choices (for example, licensed products and products with unique background designs);
- enhancing security features;
- selling related services and products, such as accessories (for example, cheque book covers, wallets and purses, organizers and deskbooks, and calculators), personalized stationery and envelopes, letterhead, business cards, customized rubber stamps, personalized forms (for example, invoices and statements) and binders; and
- developing new programs and service extensions and additions.

By increasing the features and products available, Davis + Henderson has achieved increased growth in average order value and increased revenue.

Davis + Henderson LP has also begun to provide a number of related services to its financial institution customers, including order fulfilment and the provision of customer contact services.

Over the last several years, Davis + Henderson has incurred capital expenditures to improve the efficiency of its operations, primarily in the areas of electronic order processing, expansion of information technology capacity and functionality, increased plant automation, consolidation of customer contact centres and relocation of its Montreal and corporate facilities. Much of this capital was required as a result of securing additional business and Davis + Henderson acquiring Custom Cheques of Canada in 1998. As of December 31, 2003, approximately $31 million under Davis + Henderson LP's $38 million revolving term credit facility is available to fund further capital expenditures, the expansion of Davis + Henderson into the United States markets, disbursement obligations related to certain of its cheques supply contracts, as well as for general corporate purposes.

Contractual Arrangements with Financial Institutions

Davis + Henderson LP has contracts with substantially all of the financial institutions in Canada, including the six largest Canadian banks. The contracts are generally for initial terms of between three to five years.

The contracts provide for the delivery of program services in connection with the supply of cheques by the financial institutions to their account holders and are on terms and conditions typical for these arrangements. Terms under the contracts vary among Davis + Henderson's financial institution customers. Payments to Davis + Henderson LP for the services provided are based upon the total value of account holder orders. The contracts also provide for payments to be made to the financial institution over the life of the contract. These payments recognize, among other things, the high degree of integration and sharing between Davis + Henderson and the financial institution of the many activities related to the ordering, data handling, customer service and other elements provided as part of the servicing of the cheque supply program. Management believes that most of the current elements of the contracts will remain as features of renewed or extended contracts.

Other Arrangements

In addition to orders placed through supply relationships with financial institution customers, Davis + Henderson also markets cheques and related products through certain market leading publishers of accounting software for small businesses. Davis + Henderson LP also sells non-personalized cheque base stock under a long-term supply contract with a US-based supplier of direct-to-consumer cheques to the U.S. marketplace. In addition, Davis + Henderson LP's plant in Waterloo, Ontario produces a variety of specialty products including letterhead and business cards.

Program Services

Over the past several years, the Canadian cheques supply industry has evolved from a products-focused industry to a program services business. These services require a high degree of process integration with financial institutions and a high degree of direct interaction with the financial institution's account holders.

The cheque supply programs benefit Canadian financial institutions and their account holders in two principal ways. Firstly, the industry is able to generate substantial economies of scale in process management and production, which in turn has led to improved efficiency through investment in electronic order entry, data management, billing and reporting technology. Secondly, greater specialization has led to an increase in the number of value-added products and services including a greater variety of cheque styles, fraud protection and other security features.

Davis + Henderson offers its financial institution customers a number of cheque program services, including the following:

Cheque supply program development

Davis + Henderson jointly develops with individual financial institutions program details which focus on the efficiency and effectiveness of each program. Examples include developing new products that improve security features of payment products and new deposit programs that improve the efficiency of deposit processing. Davis + Henderson also develops jointly product extensions, such as new design features, that provide account holders with increased selection choices.

Order processing and data base management

Order processing and data base management has become increasingly sophisticated as electronic connectivity between Davis + Henderson, the financial institutions and their account holders has increased. Davis + Henderson receives orders either directly from the financial institution or directly from account holders. For all new orders, the financial institution provides relevant personal and selection data to Davis + Henderson. For reorders, relevant data is maintained and managed by Davis + Henderson. With the implementation of integrated electronic cheque ordering, order data (including order status) is shared interactively by Davis + Henderson with the particular financial institution and its account holder.

Davis + Henderson receives orders either electronically from the financial institution or from account holders through web-based cheque reordering systems maintained by Davis + Henderson. Orders can also be received through fax or mail from the financial institution customer or by phone from either the financial institution or directly from account holders. For the convenience of account holders and efficiency of processing, Davis + Henderson and its financial institution customers seek to increase the amount of ordering which occurs by electronic means or by phone through Davis + Henderson LP's customer contact centres.

Orders under cheques supply programs include personal cheques, line of credit cheques, business flat cheques, business laser and multi-part cheques and deposit slips. The supply programs also involve the sale to account holders of other products such as accessories (for example, cheques book covers, wallets and purses, organizers and deskbooks, and calculators), personalized stationery and envelopes, letterhead, business cards, customized rubber stamps, personalized forms (for example, invoices and statements) and binders.

Production and fulfilment

Production of cheques occurs as a two-step process. Davis + Henderson first produces the background design which is unique to each product ("base stock"). This base stock is produced in long runs at Davis + Henderson LP's plant in Pickering, Ontario. The produced base stock, which includes many security features, is then inventoried and shipped as required to Davis + Henderson's three imprinting plants in Markham, Ontario, Edmonton, Alberta and Montreal, Quebec. At the imprinting plants, the personalized data, including name, address and account information, is imprinted on the base stock using MICR (Magnetic Ink Character Recognition) ink. Orders are further processed for final inclusion in account holder packages and delivered to Canada Post Corporation or other delivery businesses for delivery to either the account holder directly or to the financial institution. Completed orders are typically received by account holders within five business days of the day on which the order was initiated. When servicing the U.S. requirements of Davis + Henderson's customers, Davis + Henderson engages third parties to manufacture, personalize and deliver virtually all of such orders delivered to end users.

Contact centre support

Davis + Henderson operates customer contact centres in Montreal and Markham to respond to inquiries from financial institution customers or account holders as to the status of, or other information regarding, orders which have been placed, to receive reorders or, in some cases, to receive customized business orders. Increasingly, financial institutions are encouraging direct contact between their account holders and Davis + Henderson in connection with its order process. This improves the efficiency of the order process for both account holders and the financial institution involved.

Electronic billing and reporting services

Customer billing is based on the product type, quantity, selected features, accessories and other related products of each individual order. Typically within one week after an order has been shipped, Davis + Henderson will send electronically aggregate billing data to the appropriate financial institution. The financial institution either debits the account holder's account directly for the products and services, or Davis + Henderson LP charges the financial institution who provides the products as part of a bundle of other services. Of Davis + Henderson's total invoicing, only a small proportion is conducted on a paper basis or conducted outside of the financial institutions. Davis + Henderson's integration with its financial institution customers allows for efficient billing and collection.

Davis + Henderson LP actively shares order data with its financial institution customers in both electronic and paper formats. This reporting provides additional insight to the financial institution customer into the effectiveness of its cheques supply program.

Service Initiatives

Davis + Henderson has undertaken the following service initiatives to continue to expand its business:

Enhance personalization features

For certain products supplied, Davis + Henderson offers account holders opportunities to express their personal style, which is a key element in its customer merchandising approach. In addition to including basic name, address and account information, account holders may add other details and may choose from many variations in the format and style of their cheques, including selection of typestyles, lifestyles, monograms and logos, enhanced security features, distinct designs (such as The Group of Seven, Anne Geddes, Canadian Aboriginal artwork and NHL hockey teams) and choice of base stock. Recently, Davis + Henderson has provided opportunities for account holders to select cheque designs with a portion of proceeds paid to charitable causes such as the Canadian Breast Cancer Foundation, Humane Society of Canada and World Wildlife Fund of Canada. In January 2004, a new cheque design celebrating the Chinese new year was launched within selected markets of Davis + Henderson's financial institution customers. Davis + Henderson continually develops new features for each supply program, and the selection of premium features by account holders contributes to a higher average value per order.

Interactive reordering

Davis + Henderson emphasizes interactive reorder mechanisms (such as telephone contact centres and the Internet) over standard mailing mechanisms as it is better able to offer account holders its entire line of products and related features through interactive mechanisms. As well, interactive reordering improves the convenience and efficiency of the reordering process for both financial institutions and their account holders.

Expanded product offerings and accessories

Davis + Henderson supplies related products such as accessories (for example, cheques book covers, wallets and purses, organizers and deskbooks, and calculators), personalized stationery and envelopes, letterhead, business cards, customized rubber stamps, personalized forms (for example, invoices and statements), security deposit bags and binders, among other products. Sales of related products also contribute to a higher average value per order.

Order demand

Order demand is affected by account openings, which generate new orders for Davis + Henderson, and reorders which are required by account holders to replenish supply. Account holders will replenish supply when they exhaust their current supply or to update personalization data including change of name or address. In addition, upon the merging of branches, financial institutions frequently reissue account numbers, requiring replacement cheque orders. In general, approximately 47% of total sales (excluding those associated with financial institution mergers) are attributable to reorders. The pace at which an account holder will reorder is affected by the quantity of cheques in their existing order and the rate of use. Davis + Henderson has offered, and will continue to offer, package sizes which contain fewer numbers of cheques in its orders consistent with decreasing personal cheque usage. The ordering of smaller-quantity cheque packages is expected to increase the pace at which account holders might otherwise reorder.

Competition

Davis + Henderson faces competition from: (a) forms producers; (b) cheque suppliers based outside of Canada; and (c) alternative electronic payment systems such as automated teller machines, pre-authorized debits, credit cards, debit cards, and electronic payment systems, such as telephone and Internet bill payment.

With regard to competition from other cheque and form suppliers, Davis + Henderson believes that competition primarily depends on quality, reliability, service, technological sophistication, innovation and price. Management believes that Davis + Henderson competes favourably with respect to each of these criteria.

In Canada, substantially all cheques for individual consumers and small businesses of less than 10 employees are supplied through financial institutions. Currently, the supply of the cheque programs for most financial institutions in Canada has been consolidated largely by Davis + Henderson. Davis + Henderson's principal competitors are:

- other large North American cheque suppliers (Deluxe Corporation, The John Harland Company, Clarke American Checks, Inc. and Liberty Enterprises Inc.);
- New England Business Systems Inc., which focuses currently on small business demand through catalogues, direct sales, publishers of accounting software for small businesses and through the Internet;
- print brokers, who focus currently on small and medium size business demand through direct sales; and
- other forms manufacturers, who focus currently on medium to large business demand through catalogue and direct sales.

In addition to the supply of cheques through financial institutions, a direct channel serves medium to large businesses, and in certain cases, small businesses. The direct channel is generally supplied by large forms producers, such as Moore Corporation, Relizon Canada Inc., and Data Business Forms Inc. or by specialty printers or print brokers. The direct channel operates independently of the integrated services offered through the financial institution channel. Davis + Henderson has focused its services on the business of cheque supply through financial institutions. Small businesses may purchase cheques directly from print brokers and other direct suppliers, but this market is smaller than the financial institutions market served by Davis + Henderson.

Strategy

Davis + Henderson's strategy has been to extend its product and service offerings to increase its average order value and to expand the services and programs which it offers to financial institutions. Davis + Henderson intends to strengthen its leading position in the markets in which it competes by continuing to extend both the services it offers and the value of the related products, introducing new product and service offerings into related areas which leverage its own capabilities, expanding its operations into the United States, and by investing in technology to ensure Davis + Henderson is maximizing the value of its existing relationships and improving its cost competitiveness.

Service extensions

Over the last several years, Davis + Henderson has been able to increase revenues and profitability by extending the services it offers and by introducing new products. Examples of service extensions include:

- the introduction of Cheque*Central*, an in-branch web-based electronic catalogue and ordering system which more effectively displays Davis + Henderson's products and more efficiently processes orders;
- the introduction of the Cheque*Advisor* program, which encourages account holders to contact Davis + Henderson's call centres, rather than the financial institution, in the ordering and re-ordering of products; and
- new security features on business products and product packaging to help reduce the incidence of cheque fraud and the introduction of new licensed products and designs to provide account holders with greater selection.

These and other activities have allowed Davis + Henderson to increase revenues and improve margins. Davis + Henderson believes that it will be able to continue to deliver new service extensions, product offerings and program modifications which will increase order value.

Service additions

Davis + Henderson expects to develop additional and adjacent service offerings by leveraging its existing capabilities as a strategy to supplement its supply services. Davis + Henderson's ability to manage personalized data has allowed it to expand its core offerings and to develop new supply programs. Examples include the provision of personalized forms, business cards, security deposit bags and other products for financial institutions and their small business account holders. Davis + Henderson currently services, through its arrangements with financial institutions, over one million small business accounts. Davis + Henderson intends to continue to expand the range and quantity of services supplied and products offered to those small businesses on behalf of financial institutions.

An additional example, which leverages the data management capabilities of Davis + Henderson, includes a recently enhanced service called *eSwitch* which facilitates, on behalf of the financial institution's account holders, the switching of pre-authorized debits and credits from one account to another. This is a valued service for financial institutions and their account holders. By focusing on account holders' specific preferences and requirements, Davis + Henderson can supply a wider variety of product offerings. As of December 31, 2003, this new *eSwitch* service was being provided by Davis + Henderson to several financial institutions.

Electronic connectivity

Davis + Henderson has invested and will continue to invest in increasing its electronic connectivity to financial institution customers and their account holders. These investments have focused primarily on electronic ordering, but also include sharing of order tracking data and electronic billing. Increased electronic ordering (for example, over the Internet and through the branch electronic platforms):

- improves the convenience and efficiency of ordering for Davis + Henderson, financial institution branch staff and for the account holders of the particular financial institution; and
- enhances Davis + Henderson's ability to market its existing products as well as new products, features and accessories which, to date, has led to higher average order values.

Financial institution connectivity also improves Davis + Henderson's ability to provide additional products as it becomes part of the financial institution's electronically integrated supply chain. Examples of these products include business cards and other personalized supplies for use by the financial institution itself.

United States initiatives

Over the last few years, certain Canadian financial institutions have extended their operations geographically beyond Canada, particularly into the United States. Davis + Henderson has executed a supply agreement with one Canadian chartered bank giving Davis + Henderson the mandate to service the bank's U.S. operations effective January 1, 2004. Davis + Henderson intends to work with this bank to deliver its cheque supply program services as the bank expands its activities in the United States.

Cost saving initiatives

Davis + Henderson also has invested in technologies to improve the automation of its processing and fulfilment capabilities, its cost competitiveness and its earnings.

Data and data management have become increasingly important to Davis + Henderson's service offerings. Effective handling of data provides Davis + Henderson with the ability to improve significantly its efficiency in order processing, order clarification and customer contact centre activities. Davis + Henderson has invested substantial amounts in connection with its data management activities. Davis + Henderson expects that implementation of web-based cheque ordering and its increased use by financial institutions and account holders will deliver additional significant cost savings for the business.

Davis + Henderson has also invested in digital printing equipment and automated packaging equipment. Using this technology improves the efficiency of processing, production and fulfilment of orders. As account holders increasingly select orders containing fewer cheques, Davis + Henderson will increase the deployment of this technology to achieve additional cost savings. As well, Davis + Henderson has implemented automated packaging and sorting equipment at its Markham imprinting plant to improve the sophistication and efficiency of its fulfilment service. This equipment allows customized insertion into individual account holder packages and reduces the cost of preparing packages for induction into the postal service.

Intellectual Property

Davis + Henderson relies on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect its intellectual property. As of December 31, 2003 included within Davis + Henderson LP's Canadian trademark registrations are: "Davis + Henderson", "Custom Cheques of Canada", "Intercheques" and "eSwitch". As of December 31, 2003 Davis + Henderson has unregistered trademarks, including the following: "Advanced Security Measures (ASM)", "Cheque*Advisor*" and "Cheque*Central*".

Employees

As at December 31, 2003, Davis + Henderson had a total of approximately 763 employees, involved in the following functions.

Plant operations..................	456
Technology services...........	75
Sales and marketing...........	32
Contact centres..................	123
Executive, finance and administration	77
Total employees	763

One labour union represents approximately 90 employees of Davis + Henderson. Davis + Henderson LP is a party to one collective bargaining agreement with respect to those unionized employees, which agreement expires on March 31, 2007. Davis + Henderson has never experienced a work stoppage and management believes that relations with employees are good.

Operations and Facilities

The primary raw materials used in the physical production of Davis + Henderson's core products are paper and ink. Although paper is the most significant supply input, its cost represents approximately 7% of the average selling price of an order. Davis + Henderson orders all of its raw materials from multiple suppliers or has identified multiple suppliers capable of supplying the raw materials. Davis + Henderson generally buys paper under a combination of variable and fixed-price contracts. Davis + Henderson believes that its supplies of materials are sufficient to meet its planned operating needs for the foreseeable future.

Davis + Henderson delivers a substantial portion of its products to customers through a long-term agreement with Canada Post Corporation that establishes pricing and service standards.

The production of cheques is carried out at four printing plants in Canada: Montreal, Quebec; Pickering and Markham, Ontario; and Edmonton, Alberta. The Pickering plant produces the base stock for all of the business' cheques requirements. The other plants perform imprinting services. In addition, a separate plant in Waterloo, Ontario, produces a variety of specialty products. To manufacture, personalize and fulfill U.S. orders received from Davis + Henderson's customers, the Business engages U.S. companies.

As of December 31, 2003, Davis + Henderson's head office in Toronto employed 185 people who provide corporate, sales and marketing, finance, human resources, information technology and engineering services. In addition, Davis + Henderson maintains sales offices in Vancouver and within the Montreal imprinting location. Davis + Henderson provides customer support through its contact centres, located in Markham and Montreal as well as at the corporate office with respect to its *eSwitch* service. Davis + Henderson does not own any real estate. The following table sets out certain information regarding Davis + Henderson's material leased premises:

Location	Square Footage	Lease Expiry
4817, 89th Street, Edmonton Alberta........	36,983	March 2004(1)
5704, 5708, 5712 – 59th Street, Edmonton, Alberta	17,135	March 2014
81 Whitehall Drive, Markham, Ontario	61,251	April 2007
925 Brock Road, Pickering, Ontario	43,613	April 2005
1736 Orangebrook Court, Pickering, Ontario	42,524	April 2005
Suite 201-939 Eglinton Avenue East, Toronto, Ontario	49,767	March 2011
550 Parkside, Waterloo, Ontario	8,654	December 2003
830 Rue Delage, Longueuil, Quebec.........	50,291	December 2010

(1) This lease will not be renewed.

Credit Facilities

Davis + Henderson LP has credit facilities totaling $98 million provided by a syndicate of lenders. Of this total, $60 million is a non-amortizing term facility due June 30, 2006 and the balance of $38 million is a committed, non-revolving credit facility also maturing on June 30, 2006 available for general corporate purposes. On December 20, 2001, the date of the Fund's initial public offering, $80 million was fully drawn under the credit facilities as part of the acquisition of the Davis + Henderson business. As of December 31, 2003, Davis + Henderson LP had drawn $67 million under these credit facilities, reflecting two voluntary paydowns during the second half of fiscal 2003. The credit facilities bear interest at rates which depend on certain financial ratios of Davis + Henderson LP and vary in accordance with borrowing rates in Canada and the United States. The credit facilities, including any hedge contracts with the lenders, are secured in first priority by a pledge of substantially all of Davis + Henderson LP's assets and by a pledge of the Fund's entire ownership interests in Davis + Henderson LP. This pledge includes an unlimited guarantee by the General Partner, supported by a pledge of all its assets and its partnership interest in Davis + Henderson LP, and by guarantees from both the Fund and D+H Holdings, each limited as to recourse by each entity's respective ownership interest in Davis + Henderson LP.

During the first quarter of 2002 and the third quarter of 2003, Davis + Henderson LP entered into interest-rate swap hedge contracts with certain of its lenders as more fully described in the notes to the Fund's financial statements and Management's Discussion and Analysis for the year ended December 31, 2003. Management evaluates the hedging policy for Davis + Henderson LP from time-to-time and may increase or decrease the use of hedging instruments periodically.

DECLARATION OF TRUST AND DESCRIPTION OF UNITS

The following is a summary of the material attributes and characteristics of the Units and certain provisions of the declaration of trust, which summary is not intended to be complete. Reference should be made to the declaration of trust for a complete description of the Units and the full text of its provisions.

Activities of the Fund

The declaration of trust provides that the Fund is restricted to:

- investing in securities, including those issued by the D+H Holdings and the General Partner;
- temporarily holding cash in interest bearing accounts, short-term government debt or investment grade corporate debt for the purposes of paying the expenses of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to unitholders;
- issuing Units or securities convertible into Units for cash or in satisfaction of any non-cash distribution or in order to acquire securities including those issued by D+H Holdings;
- issuing debt securities;
- guaranteeing the obligations of D+H Holdings or any direct or indirect wholly-owned entity of the Fund pursuant to any good faith debt for borrowed money incurred by D+H Holdings or any such entity, as the case may be, and pledging securities held by the Fund or any such entity, as the case may be, as security for that guarantee;
- issuing rights and Units under any unitholder rights plan adopted by the Fund;
- purchasing securities under any issuer bid made by the Fund; and
- undertaking all other activities or taking any actions, including investing in securities as are approved by the trustees from time to time provided that the Fund will not undertake any activity, take any action, or make any investment which would result in the Fund not being considered a "mutual fund trust" for purposes of the *Income Tax Act* (the “Tax Act”).

The Fund does not intend to hold securities of entities other than the General Partner, D+H Holdings or in connection with its short-term cash management activities pursuant to an investment policy approved by the trustees of the Fund.

Units

As at March 15, 2004, there were 37,920,792 Units outstanding. An unlimited number of Units of the Fund may be issued under the declaration of trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holder to one vote for each Unit held at all meetings of unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

Limitation on Non-Resident Ownership

The declaration of trust provides that at no time may non-residents of Canada be the beneficial owners of a majority of the Units. The trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the trustees become aware that non-residents become beneficial owners of 49% or more of the Units then outstanding, the declaration of trust contains a mechanism to permit the Fund to require any non-resident holder to sell their Units. Upon that sale, the affected holders will cease to be holders of the Units and their rights will be limited to receiving the net proceeds of the sale.

Meetings of Unitholders

Meetings of unitholders will be called and held annually for the election of trustees and the appointment of auditors of the Fund. The declaration of trust provides that the unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

- the election or removal of trustees of the Fund;
- the election or removal of nominees of the Fund to serve as directors of D+H Holdings and the General Partner (except filling casual vacancies);
- the appointment or removal of the auditors of the Fund;
- the appointment of an inspector to investigate the performance by the trustees in respect of their respective responsibilities and duties in respect of the Fund;
- the approval of amendments to the declaration of trust (except as described below under "Amendments to the Declaration of Trust");
- the termination of the Fund;
- the sale of all or substantially all of the assets of the Fund;

- the exercise of certain voting rights attached to the securities of D+H Holdings and the General Partner held by the Fund and the partnership units held by D+H Holdings; and

- the dissolution of the Fund prior to the end of its term.

A requested resolution electing or removing nominees of the Fund to serve as directors of D+H Holdings and the General Partner and the annually required resolution appointing (or removing) the trustees or the auditors of the Fund must be passed by a simple majority of the votes cast by unitholders. The balance of the foregoing matters must be passed by a special resolution requiring two-thirds approval.

A meeting of unitholders may be convened at any time and for any purpose by the trustees and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of the unitholders, either in person or by proxy, and a proxy holder need not be a unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding Units will constitute a quorum for the transaction of business at all meetings.

The declaration of trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of unitholders.

Issuance of Units

The declaration of trust provides that the Units or rights to acquire Units may be issued at those times, to those persons, for that consideration and on the terms and conditions that the trustees determine. Units may be issued in satisfaction of any non-cash distribution of the Fund to unitholders on a pro rata basis. The declaration of trust also provides that immediately after any pro rata distribution of Units to all unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated so that each unitholder will hold after the consolidation the same number of Units as the unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation.

Term

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on November 6, 2001. On a date selected by the trustees of the Fund, which shall not be more than two years prior to the expiry of the term of the Fund, the trustees are obligated to commence to wind up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the unitholders may by special resolution require the trustees to commence to wind up the affairs of the Fund.

Information and Reports

The Fund will furnish unitholders with reports as are from time to time required by applicable law, including prescribed forms needed for the completion of unitholders' tax returns under the Tax Act and equivalent provincial legislation.

Prior to each meeting of unitholders, the trustees will provide the unitholders (along with notice of the meeting) all information as is required by applicable law and the declaration of trust to be provided to unitholders.

Amendments to the Declaration of Trust

The declaration of trust may be amended or altered from time to time by special resolution of the unitholders. The trustees may, without the approval of the unitholders, make certain amendments to the declaration of trust, including amendments:

- for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the trustees or over the Fund;
- which, in the opinion of counsel to the trustees, provide additional protection for unitholders;
- to remove any conflicts or inconsistencies in the declaration of trust or to make minor corrections which, in the opinion of the trustees, are necessary or desirable and not prejudicial to the unitholders; and
- which, in the opinion of the trustees, are necessary or desirable as a result of changes in Canadian taxation laws.

Take-over Bids

The declaration of trust contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by unitholders who did not accept the take-over bid on the terms offered by the offeror.

Conflict of Interest Restrictions

The declaration of trust contains "conflicts of interest" guidelines that serve to protect unitholders while, at the same time, not creating undue limitations on the Fund's operations. Given that the trustees of the Fund are engaged in a wide range of business activities, the declaration of trust contains provisions, similar to those contained in the statutes which govern corporations, that require any trustee or officer of the Fund, or any affiliate of the Fund, to disclose to the Fund any interest in a material contract or proposed material contract with the Fund, or an affiliate of the Fund, or the fact that such person is a director or officer of or otherwise has a material interest in any person who is a party to a material contract or proposed material contract of the Fund or an affiliate of the Fund. In any case, the trustee or director who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract unless the contract is one relating primarily to his or her remuneration as a trustee, director, employee or agent of the Fund or affiliate of the Fund or one for indemnity or insurance under the provisions of the declaration of trust.

Predecessor Indemnifications

The declaration of trust provides that the Fund shall indemnify the trustees from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties as trustees, subject to certain limitations.

DISTRIBUTION POLICY AND REDEMPTION RIGHT

Distribution Policy

The amount of cash to be distributed monthly per Unit to the unitholders will be equal to each Unit's pro rata share of interest and principal repayments on the notes issued by D+H Holdings and dividends or distributions on or in respect of the common shares of D+H Holdings owned by the Fund less:

- administrative expenses and other obligations of the Fund;
- amounts which may be paid by the Fund in connection with any cash redemptions of Units; and
- any other interest expense incurred, or payable, by the Fund between distributions.

Under the terms of the D+H Holdings' notes, interest is accrued at 12.5% and is paid monthly by D+H Holdings within 31 days following the end of each month. The Fund may make additional distributions in excess of the monthly distributions during the year, as the trustees may determine.

Any income of the Fund, which is applied to any cash redemptions of Units or is otherwise unavailable for cash distribution, will be distributed to unitholders in the form of additional Units. Those additional Units will be issued under applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

Monthly distributions are to be paid by the Fund to unitholders of record on the last business day of each month and will be paid within 31 days following each month end.

Holders of Units who are non-residents of Canada are required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

Income of the Fund is generated currently by the operations of Davis + Henderson LP indirectly through D+H Holdings. Pursuant to a partnership agreement which governs Davis + Henderson LP, distributions are made to the General Partner and to limited partners (listed of record and currently consisting solely of D+H Holdings) on the last day of each month and at any other time, in the sole discretion of the General Partner. Distributable cash of the partnership represents, in general, all of Davis + Henderson LP's available cash after:

- satisfaction of its debt service obligations including any obligations under hedge contracts with its lenders, if any;
- satisfaction of its interest expenses (including interest accrued or payable under its credit facilities and hedge contracts), maintenance expenditures (capital and contract payments), and all other expense or contractual payments; and
- retaining reasonable working capital and capital expenditure reserves.

The credit facilities made available by a syndicate of lenders to Davis + Henderson LP also limit the aggregate amount of distributions that may be made indirectly to the Fund (through D+H Holdings and the General Partner) during any fiscal quarterly period based on the free cash flow (as defined in the credit agreement) generated by Davis + Henderson LP during the immediately preceding four fiscal quarters.

Redemption Right

Units are redeemable at any time on demand by the holders. As the Units are issued in book-entry form, a unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the unitholder's investment dealer who will be required to deliver the completed redemption notice form to the Fund at its head office and to The Canadian Depository for Securities Limited ("CDS"). Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption will be surrendered and the holder will be entitled to receive a price per Unit (the "redemption price") equal to the lesser of:

- 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 trading-day period commencing immediately subsequent to the redemption date, being the date on which the Units were surrendered for redemption; and
- 100% of the "closing market price" on the principal market on which the Units are quoted for trading on the redemption date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average of the closing price of the Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price, but only provides the highest and lowest prices of the Units traded on a particular day, the "market price" will be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" will be the weighted average of the following prices established for each of the 10 trading days: the weighted average of the last bid and last asking prices of the Units for each day there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the weighted average of the highest and lowest prices of the Units for each day that there was trading if the market provides only the highest and lowest prices of Units traded on a particular day. The "closing market price" will be an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the weighted average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or the weighted average of the last bid and last asking prices of the Units if there was no trading on that date.

The total redemption price payable by the Fund in respect of all Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment no later than the last day of the month following the month in which the Units were tendered for redemption, provided that the entitlement of unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

- the total amount payable by the Fund in respect of those Units and all other Units tendered for redemption in the same calendar month will not exceed $50,000, provided that the trustees may, in their sole discretion, waive this limitation in respect of all Units tendered for redemption in any calendar month;
- at the time the Units are tendered for redemption, the outstanding Units are not listed for trading on a stock exchange or traded or quoted on another market which the trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and
- the normal trading of Units is suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the redemption date or for more than five trading days during the 10-day trading period commencing immediately after the redemption date.

If a unitholder is not entitled to receive cash upon the redemption of Units as a result of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie of a pro rata number of securities of D+H Holdings held by the Fund. No fractional common shares or notes in integral multiples of less than $100 will be distributed and, where the number of securities of D+H Holdings to be received by a unitholder includes a fraction or a multiple less than $100, that number will be rounded to the next lowest whole number or integral multiple of $100. The Fund will be entitled to all interest paid on the notes and the distributions paid on the common shares on or before the date of the distribution in specie. Where the Fund makes a distribution in specie of a pro rata number of securities of D+H Holdings on the redemption of Units of a unitholder, the Fund currently intends to designate to that unitholder any capital gain realized by the Fund as a result of the distribution of those securities to the unitholder.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Securities of D+H Holdings, which may be distributed in specie to unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in securities of D+H Holdings, and they may be subject to resale restrictions under applicable securities laws.

SELECTED FINANCIAL INFORMATION

Certain selected financial information of the Fund is provided within its annual Management's Discussion and Analysis and accompanying annual consolidated financial statements for the year ended December 31, 2003.

Distribution History of the Fund

The Fund intends to make monthly cash distributions of its net monthly cash receipts to the extent received indirectly from Davis + Henderson LP, less estimated amounts required for the payment of expenses and cash redemption of Units. Reference is made to Risk Factors below (specifically the factor entitled "Leverage and Restrictive Covenants") for a description of potential restrictions on such future payments under Davis + Henderson LP's credit facilities. As of December 31, 2003, Davis + Henderson LP was in full compliance with its covenants and distribution tests and, therefore, no such restrictions were applicable. See also, other factors identified below under "Risk Factors."

A summary table of distributions made by the Fund is provided within the Fund's Management's Discussion and Analysis for the year ended December 31, 2003.

The composition of the Fund's declared distributions for the two fiscal periods ending December 31, 2003 had approximate tax allocations (split between dividend income, interest income and return of capital) as also set forth in the Fund's Management's Discussion and Analysis for the year ended December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information contained in the "Management's Discussion and Analysis" section on pages 12 through 29 of the Fund's Annual Report to unitholders in respect of the period ended December 31, 2003, which information is incorporated in this annual information form by reference.

RISK FACTORS

Reliance on Contracts with Financial Institution Customers

Davis + Henderson LP is dependent upon certain significant financial institutions in providing services for their account holders. Services and products provided to Davis + Henderson's six major financial institution customers accounted for a substantial percentage of Davis + Henderson LP's 2003 total sales as disclosed in the Fund's Management's Discussion and Analysis for the year ended December 31, 2003.

There can be no assurance that Davis + Henderson LP will maintain its relationships or continue to provide services to any particular financial institution customer at current levels. Davis + Henderson LP enters into contracts with financial institution customers for initial terms generally ranging from three to five years. Although some of those contracts are renewable, there can be no assurance that those contracts will be renewed. A loss of any significant financial institution customer, or a decrease in the provision of services to any financial institution customer, could have a material adverse affect on the Davis + Henderson business. These losses could occur if Davis + Henderson LP fails to renew its contracts with financial institutions, financial institutions are acquired by foreign businesses who already have established relationships with cheque suppliers or if a financial institution decides to perform its cheques supply functions in-house.

Potential consolidation in the financial institution industry may adversely affect revenues from cheques supply programs. Margins on cheque orders obtained through financial institutions may be pressured as those financial institutions seek their own merger synergies.

In addition, there is no assurance that any new agreement entered into by Davis + Henderson LP will have terms similar to those contained in current arrangements with financial institution customers and the failure to obtain those terms could have a material adverse effect on the Davis + Henderson business, financial condition and results of operations.

Competition from Substitute Products

Banking and related industries have introduced alternatives to paper-based payment products such as automated teller machines, pre-authorized debits, credit cards, debit cards, and electronic payment systems, such as telephone and Internet bill payment. Additional forms of alternative payment methods, including e-commerce and software programs, are being developed continually and may also compete with the products and services offered by Davis + Henderson LP. Use of these payment alternatives negatively affects the number of cheques written. The use of alternative payment methods continues to grow and expand and may in the future reduce further the number of cheques written and consequently reduce the number or value of orders sold by Davis + Henderson LP. Such a reduction would have a material adverse effect on Davis + Henderson LP's operating results.

Competition from Competitors Supplying Similar Products and Services

Some of Davis + Henderson LP's competitors (particularly those in the United States) have economic resources greater than those of Davis + Henderson LP and are well-established suppliers. The United States based competitors will materially affect Davis + Henderson LP's ability to expand its operations in the United States. Such competitors already affect the competitive situation within Canada and may supply products within Canada at any time. As well, a competitor may reduce the price of its products in an attempt to gain greater volume, and the corresponding pricing pressure placed on Davis + Henderson LP may result in reduced profit margins or available free cash flow. A loss of business may occur if Davis + Henderson LP does not meet competitive prices that fall below its profitability targets.

Several of Davis + Henderson LP's niche services and products are sold into select market segments. There can be no assurance, however, that these segments will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than Davis + Henderson LP.

Davis + Henderson LP has entered into a non-competition agreement under which it has agreed not to compete in certain non-cheque related businesses currently operated by MDC for a period ending on April 2, 2007. This may limit the ability of Davis + Henderson LP to increase its customer base in those business segments.

Failure to Develop Product and Service Options

Davis + Henderson LP's ability to continue to generate comparable net income is based, in part, on the addition of new products and services which could be sold to existing account holders. There can be no assurance that Davis + Henderson LP will develop new products or services that will receive widespread market acceptance or that those new products and services will yield favourable margins. The failure to develop and successfully market new products and services at favourable margins could have an adverse impact on Davis + Henderson LP's future prospects.

Intellectual Property Rights

Davis + Henderson LP relies on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect its intellectual property. Intellectual property laws afford limited protection. It may be possible for a third party to copy Davis + Henderson LP's products and services or otherwise obtain its proprietary information without its permission. There is no assurance that Davis + Henderson LP's competitors will not independently develop products and services that are substantially equivalent or superior to Davis + Henderson LP's products and services.

Raw Material Exposure

Davis + Henderson LP utilizes a number of raw materials which are subject to price fluctuations beyond its control. Market price fluctuations of these raw materials could have a material adverse effect on Davis + Henderson LP's financial condition and results of operations. There has generally been a lag time before those increases and decreases could be passed on to Davis + Henderson LP's customers. There can be no assurance that the price of Davis + Henderson LP's raw materials will not increase in the future or that the business will be able to pass on those increases to its customers. A significant increase in the price of raw materials that is not passed on to customers could have a material adverse effect on Davis + Henderson LP's results of operations and financial condition.

Labour

One collective agreement representing approximately 90 unionized employees of Davis + Henderson L.P expires on March 31, 2007. The Davis + Henderson business has not suffered any loss of production due to work stoppages by its employees during its history, but there can be no assurance that a work stoppage will not occur in the future. In addition, a number of the business' suppliers have employees who are represented by collective agreements and may be subjected to work stoppages.

Reliance on Key Personnel

Davis + Henderson LP's operations are dependent on the abilities, experience and efforts of its senior management. While Davis + Henderson LP and/or the General Partner has entered into employment arrangements with certain members of its senior management, should any of these persons be unable or unwilling to continue his or her employment with Davis + Henderson LP, the business prospects of Davis + Henderson LP could be affected adversely.

Reliance on Outsourcing Arrangements for U.S. Production

Davis + Henderson LP relies on third parties to supply production, fulfilment and other services with respect to its U.S. requirements under customer contracts. Davis + Henderson LP has committed to delivery of products and services to its U.S. customers and may be exposed to claims from these customers if Davis + Henderson LP's outsourcing providers fail to perform under their contractual obligations for any reason, or if continued outsourcing arrangements are not secured.

Environment, Health and Safety Requirements and other Considerations

Davis + Henderson LP's operations are subject to numerous and significant laws, including statutes, regulations, by-laws, guidelines and policies as well as permits and other approvals relating to the protection of the environment and workers' health and safety, governing, among other things, air emissions, water discharges, non-hazardous and hazardous waste (including waste water), the storage, handling, transportation and distribution of dangerous goods and hazardous materials such as chemicals, remediation of releases and the presence of hazardous materials, land use and zoning and employee health and safety in the United States and Canada (the "Environment, Health and Safety Requirements"). As a result of Davis + Henderson LP's operations, it is or may be involved from time to time in administrative and judicial proceedings and inquiries relating to environment, health and safety requirements. Future proceedings or inquiries could have a material adverse effect on Davis + Henderson LP's business, financial condition and results of operations.

In addition, changes to existing Environment, Health and Safety Requirements or the adoption of new Environment, Health and Safety Requirements in the future, changes to the enforcement of Environment, Health and Safety Requirements, as well as the discovery of additional or unknown conditions at facilities owned, operated or used by Davis + Henderson LP, could require expenditures which might materially affect the business, financial condition and results of operations, to the extent not covered by indemnity, insurance or a covenant not to sue.

Operating and Product Hazards

Davis + Henderson LP's revenues are dependent on the continued operation of its facilities. The operation of facilities involves some risks, including the failure or substandard performance of equipment, natural disasters, suspension of operations and new governmental statutes, regulations, guidelines and policies. The operations of Davis + Henderson LP are also subject to various hazards incidental to the production, use, handling, processing, storage and transportation of certain hazardous materials, including industrial chemicals. These hazards can cause fatal personal injury, severe damage to and destruction of property and equipment and environmental damage. There can be no assurance that as a result of past or future operations, there will not be claims of injury by employees or members of the public due to exposure, or alleged exposure, to these materials. Furthermore, Davis + Henderson LP also has exposure to present and future claims with respect to workplace exposure, workers' compensation and other matters, arising from events both prior to and after the acquisition of the Davis + Henderson business from MDC on December 20, 2001. There can be no assurance as to the actual amount of these liabilities or the timing of them. The occurrence of material operational problems, including but not limited to the above events, may have a material adverse effect on Davis + Henderson LP's business, financial condition and results of operations.

Risks of Future Legal Proceedings

Alleged failure by Davis + Henderson LP to comply with laws and regulations may lead to the imposition of fines, penalties, or the denial, revocation or delay of the renewal of permits and licenses by governmental authorities. In addition, governmental authorities as well as third parties may claim that Davis + Henderson LP is liable for environmental damages. A significant judgment against Davis + Henderson LP, the loss of a significant permit or other approval or the imposition of a significant fine or penalty could have a material adverse effect on Davis + Henderson LP's business, financial condition and future prospects.

Potential Undisclosed Liabilities Associated with Acquisitions

In connection with the acquisition of the Davis + Henderson business from MDC effective on December 20, 2001, or the acquisition by MDC of certain parts of the Davis + Henderson business from other parties prior to such time, there may be liabilities that Davis + Henderson LP or MDC failed or were unable to discover in its due diligence prior to the consummation of the particular acquisition. In particular, to the extent that prior owners of businesses failed to comply with or otherwise violated applicable laws, including environmental laws, Davis + Henderson LP, as a successor owner, may be financially responsible for these violations. The discovery of any material liabilities could have a material adverse effect on Davis + Henderson LP's business, financial condition or future prospects.

Uninsured and Underinsured Losses

The declaration of trust requires that the Fund obtain and maintain at all times insurance coverage in respect of potential liabilities of the Fund and the accidental loss of value of the assets of the Fund from risks, in those amounts, with those insurers, and on those terms as the trustees consider appropriate, taking into account all relevant factors including the practices of owners of similar assets and operations. Davis + Henderson LP's insurance coverage is maintained in the form of comprehensive property and casualty insurance with coverages and amounts sufficient to repair or replace any assets physically damaged or destroyed, including coverage for resultant business interruption losses, or extra expenses sustained, and to cover in respect of claims for bodily injury or property damage arising out of assets or operations, including the handling and distribution of hazardous chemicals. However, not all risks are covered by insurance, and no assurance can be given that insurance will be consistently available or will be consistently available on an economically feasible basis or that the amounts of insurance will at all times be sufficient to cover each and every loss or claim that may occur involving the assets or operations of Davis + Henderson LP or the Fund.

Postal Interruption

Davis + Henderson LP's profit margins are partially dependent on continued availability of uninterrupted postal delivery service for outgoing distribution of completed cheque orders and, to a lesser extent, receipt of orders from account holders of financial institution customers. Substantially all of Davis + Henderson's completed orders are sent to account holders through Canada Post Corporation's services pursuant to a contract. A prolonged interruption in Canada's postal service, as experienced in late 1997, would have a material adverse affect on Davis + Henderson's profit margins as Davis + Henderson would be required to engage third-party delivery organizations to deliver completed orders to the branches of Davis + Henderson's financial institution customers at increased cost.

Risks Related to the Structure of the Fund

Dependence on Davis + Henderson LP

The Fund is a limited purpose trust which is entirely dependent on the operations and assets of Davis + Henderson LP through the indirect ownership of its partnership units. Cash distributions to unitholders are dependent on the ability of D+H Holdings to pay its interest obligations under its notes and to declare and pay dividends or make other distributions on its common shares, which in turn, is dependent on the ability of Davis + Henderson LP to declare and pay distributions on its partnership units. The ability of Davis + Henderson LP or D+H Holdings to make distributions, pay dividends or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of those entities (including the existing credit facility, hedge contracts with its lenders and other indebtedness for borrowed money made available to Davis + Henderson LP currently and from time to time).

The declaration of trust provides that no unitholder will be subject to any liability whatsoever to any person in connection with a holding of Units. However, there remains a risk, which is considered by the Fund to be remote in the circumstances, that a unitholder could be held personally liable despite such statement in the declaration of trust, for the obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund. It is intended that the affairs of the Fund will be conducted to seek to minimize such risk wherever possible.

Cash Distributions Are Not Guaranteed and Will Fluctuate with Davis + Henderson's Performance

Although the Fund intends to distribute the interest and dividend income earned by the Fund less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Davis + Henderson LP and paid, indirectly, to the Fund. The actual amount distributed in respect of the Units will depend upon numerous factors associated with Davis + Henderson LP, including its profitability, fluctuations in its working capital, the sustainability of its margins, interest expenses and its requirements for repayment of indebtedness and incurrence of capital expenditures. The market value of the Units may deteriorate significantly if the Fund is unable to meet its cash distribution targets in the future.

Nature of Units

Securities like the Fund's Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in the business and should not be viewed by investors as shares in D+H Holdings or partnership units of Davis + Henderson LP. As holders of Units, unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring oppression or derivative actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are notes and common shares of D+H Holdings which, in turn, is a limited partner in Davis + Henderson LP. The price per Unit is, in part, a function of anticipated distributable income, distributions as well as the consolidated indebtedness, net of cash and cash equivalents, of the Fund including the net indebtedness of Davis + Henderson LP. The price per Unit may also be a function of interest rates or expected returns available, or perceived to be available, on alternative investments and, for example, it is believed by some investment professionals that if market interest rates increase, the Unit price would likely decline.

Leverage and Restrictive Covenants

Davis + Henderson LP has debt service obligations under its credit facilities that mature and are fully repayable on June 30, 2006. These obligations rank ahead of Davis + Henderson LP's obligations to the Fund and, consequently, to unitholders' entitlement to receive distributions and/or distributable cash flow from the Fund. The degree to which Davis + Henderson LP is leveraged could have important consequences to the holders of the Units, including:

- Davis + Henderson LP's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited;
- Davis + Henderson LP.s ability to extend the maturity date of its credit facilities or to refinance outstanding indebtedness;
- A substantial portion of Davis + Henderson LP's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness and hedge contracts, thereby reducing funds available for future operations;
- Davis + Henderson LP's ability to continue making monthly distributions to its partners, and thus for the Fund to make distributions to its unitholders, may be restricted by the financial and other covenants imposed under existing or future credit and loan agreements, hedging transactions or debentures entered into by Davis + Henderson LP; and
- As the interest-rate swaps that Davis + Henderson LP has entered into mature, the underlying borrowings will be subject to short-term interest rates in effect at that time which may be higher than currently in effect. Further, any additional borrowings under its credit facilities will be subject to floating interest rates in effect when drawn, which exposes Davis + Henderson LP to the risk of increased interest rates.

Certain of Davis + Henderson LP's competitors may operate currently on a less leveraged basis and therefore, such competitors could have significantly greater operating and financing flexibility than Davis + Henderson. Davis + Henderson LP's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness or hedging instruments will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The existing credit facilities contain numerous restrictive covenants that limit the discretion of Davis + Henderson LP's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of Davis + Henderson LP to incur additional indebtedness, to create liens or other encumbrances, to pay distributions on the partnership units of Davis + Henderson LP or to make certain other payments, investments, acquisitions, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with or acquire another entity. In addition, the existing credit facilities contain a number of financial covenants that require Davis + Henderson LP to meet certain financial ratios and financial condition tests, including maximum distributions that may be made by Davis + Henderson LP to the Fund. A failure to comply with the obligations in the existing, amended or replaced credit facilities could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness by the applicable lenders. If the indebtedness under the existing or future credit facilities, hedging instruments or other debt obligations, were to be accelerated, there can be no assurance that the assets of the Davis + Henderson LP would be sufficient to repay in full that indebtedness.

The General Partner has guaranteed Davis + Henderson LP's obligations under its credit facilities and hedging instruments, with such unlimited guarantee supported by a pledge of all of the General Partner's assets including its partnership interests in Davis + Henderson LP. The Fund and D+H Holdings have also provided guarantees of Davis + Henderson LP's obligations under the existing credit agreement and hedging instruments, with such guarantees limited as to recourse to a specific pledge of their entire respective interests in the General Partner or Davis + Henderson LP as applicable. Any amended or replaced credit facilities, future hedging arrangement or future re-financing, are likely to contain similar guarantees and security arrangements.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the trustees may distribute the notes and common shares of D+H Holdings directly to the unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the notes or common shares of D+H Holdings. In addition, neither the notes nor the common shares of D+H Holdings are freely tradeable or listed on any stock exchange. Securities of D+H Holdings so distributed may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, depending upon the circumstances at the time.

The Fund May Issue Additional Units Diluting Existing Unitholders' Interests

The declaration of trust authorizes the Fund to issue an unlimited number of Units for that consideration and on those terms and conditions as are established by the trustees without the approval of any unitholders.

Restrictions on Potential Growth

The payout by Davis + Henderson LP of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Davis + Henderson LP and its cash flow.

Investment Eligibility and Foreign Property

There can be no assurance that the Units will continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans or that the Units will not be foreign property under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations would be materially and adversely different in certain respects.

Further, interest on the notes of D+H Holdings accrues at the Fund level for income tax purposes whether or not actually paid. The declaration of trust provides that an amount equal to the taxable income of the Fund will be distributed each year to unitholders in order to reduce the Fund's taxable income to zero. Where interest payments on the notes of D+H Holdings are due, but not paid in whole or in part, the declaration of trust provides that additional Units must be distributed to unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Units into their taxable income, in circumstances when they do not directly receive a cash distribution.

The after-tax return from an investment in Units of the Fund to unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund (portions of which may be fully or partially taxable or may constitute tax deferred returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a unitholder. Returns of capital are generally tax deferred until the Units are sold by the unitholder, since these returns generally reduce the unitholder's cost base in the Units for tax purposes.

Potential and existing investors in Units should consult their own qualified tax advisors with respect to the foregoing summary of income tax matters.

Additional information on risk factors is discussed in the Fund's Management's Discussion and Analysis for the year ended December 31, 2003.

MARKET FOR SECURITIES

The Fund's Units are listed for trading on the Toronto Stock Exchange under the symbol DHF.UN. During the year ended December 31, 2003, the total number of Units outstanding was 37,920,792 and the monthly price ranges and total monthly trading volumes for the Fund's Units were as follows:

	Unit Price ($'s per Unit)		**Total Trading Volume**
	High	Low	(thousands of Units)
Fiscal 2003:			
January	13.15	12.48	1,939
February	13.43	12.51	1,626
March	13.69	12.90	2,214
April	13.99	12.91	1,357
May	14.39	13.41	2,394
June	15.20	14.00	1,402
July	15.58	14.52	3,085
August	15.65	14.60	2,054
September	15.60	15.01	1,102
October	16.59	15.10	1,827
November	16.95	16.05	1,043
December	17.50	16.20	1,340

Source for the above table: www.tseedge.com

The Fund's transfer agent for the Units is CIBC Mellon Trust Company of Toronto, Ontario.

SIGNIFICANT UNITHOLDERS

As of March 15, 2004, to the knowledge of the Fund, no person or corporation owned beneficially, directly or indirectly, more than 10% of any class or series of voting securities of the Fund other than Dynamic Mutual Fund Ltd. which, according to an early warning report dated November 10, 2003 filed by it, owned 3,895,000 Units representing approximately 10.27% of all Units outstanding on that date.

All subsidiaries of the Fund are wholly owned, directly or indirectly by the Fund.

MANAGEMENT OF THE TRUST

Trustees

The Fund may have between three trustees and a maximum of ten trustees. The trustees are responsible for supervising the activities and managing the affairs of the Fund. The number of trustees is currently set at three.

Generally, trustees will be appointed at each annual meeting of unitholders to hold office for a term expiring at the close of the next annual meeting.

A quorum of the trustees, being the greater of two trustees or a majority of the trustees then holding office, may fill a vacancy in the trustees, except a vacancy resulting from an increase in the number of trustees or from a failure of the unitholders to elect the required number of trustees. In the absence of a quorum of trustees, or if the vacancy has arisen from a failure of the unitholders to elect the required number of trustees, the trustees will promptly call a special meeting of the unitholders to fill the vacancy. If the trustees fail to call that meeting or if there are not trustees then in office, any unitholder may call the meeting. The trustees may, between annual meetings of unitholders, appoint one or more additional trustees to serve until the next annual meeting of unitholders, but the number of additional trustees will not at any time exceed one-third of the number of trustees who held office at the expiration of the immediately preceding annual meeting of unitholders.

Any one or more of the trustees may resign upon 30 days' written notice to the Fund and may be removed by a resolution passed by a majority of the unitholders and the vacancy created by the removal or resignation must be filled at the same meeting, failing which it may be filled by the former trustee or trustees.

The names of the trustees of the Fund are listed below:

- Paul D. Damp;
- Allan E. Gotlieb; and
- Bradley D. Nullmeyer.

The three trustees are independent of the management of Davis + Henderson LP and the General Partner.

Directors and Officers of Davis + Henderson G.P. Inc.

On an annual basis, following unitholder approval of the appointment of the Fund's trustees, the elected trustees appoint, in their capacity as trustees, the directors of the General Partner. Currently, the board of directors of the General Partner is comprised of seven members. Three of these are the independent trustees, two are also independent board members and two are representatives of management of the General Partner.

The directors and officers of the General Partner are:

- Paul D. Damp (trustee, director and chairman of the board of directors);
- Allan E. Gotlieb (trustee and director); and
- Bradley D. Nullmeyer (trustee and director)
- Helen K. Sinclair (director)
- Gordon J. Feeney (director)
- C. Sanford McFarlane (director and officer)
- Robert J. Cronin (director and officer)
- Catherine Martin (officer).

A biographical summary of each of the trustees of the Fund and the directors and officers of the General Partner, and related disclosure requirements, is provided in the Fund's Management Information Circular dated March 15, 2004.

Insurance Coverage for the Fund and Related Entities, and Indemnification

The directors and officers of the General Partner, the trustees of the Fund and the directors and officers of any direct or indirect subsidiary of the Fund are covered under the directors' and officers' insurance policy established by Davis + Henderson LP. The aggregate limit of liability applicable to those insured directors and officers under the policy is $20 million inclusive of defence costs. The policy will pay on behalf of the General Partner all losses for which the General Partner grants indemnification to the directors and officers in excess of a deductible of $250,000 ($100,000 prior to December 18, 2003) for each loss. The policy includes securities claims coverage and insuring against any legal obligation to pay on account of any securities claims brought to the extent indemnified by the General Partner.

The by-laws of the General Partner and the Fund's other subsidiaries also provide for the indemnification of their respective directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. The declaration of trust of the Fund also provides for the indemnification of its trustees from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties as trustees, subject to certain usual limitations.

Governance of the Fund

The trustees are directly responsible for developing the Fund's approach to governance issues, filling vacancies among the trustees and periodically reviewing the composition and effectiveness of the trustees and the contribution of individual trustees. In fulfilling this responsibility, the trustees take into account the recommendations of the compensation and corporate governance committee of the General Partner's board of directors (refer to discussion below) as well as the approvals of the General Partner's board of directors.

Audit Review of the Fund

The trustees are directly responsible for the Fund's audit and audit related matters. In fulfilling this responsibility, the trustees take into account the recommendations of the audit committee of the General Partner's board of directors (refer to discussion below) as well as the approvals of the General Partner's board of directors. The trustees duties and responsibilities in this respect are substantially the same as those set out in the written charter of the audit committee of the General Partner's board of directors, as described below.

Compensation and Corporate Governance Committee of the General Partner

The compensation and corporate governance committee of the board of directors of the General Partner reviews and makes recommendations to the board of the General Partner concerning the appointment of officers of the General Partner and the hiring, compensation, benefits and termination of senior executive officers and all other significant employees of Davis + Henderson LP. The committee will review annually the joint goals and objectives of the Chief Executive Officer and the President and Chief Operating Office for the upcoming year and provide an appraisal of each executive's performance. The committee also makes recommendations concerning the remuneration of the board of directors. The committee administers and makes recommendations regarding the operation of any long-term incentive plan and any employee bonus plans. The committee is also responsible for developing the General Partner's approach to corporate governance issues, advising the board in filling vacancies on the board and periodically reviewing the composition and effectiveness of the board and the contribution of individual directors.

The compensation and corporate governance committee is also responsible for adopting and periodically reviewing and updating the Fund's written corporate disclosure policy. This policy, among other things:

- articulates the legal obligations of the Fund, its affiliates and their respective trustees, directors, officers and employees with respect to confidential corporate information;
- identifies spokespersons of the Fund who are the only persons authorized to communicate with third parties such as analysts, media and investors;
- provides guidelines on the disclosure of forward-looking information;
- requires advance review by senior representatives of any disclosure of financial information to ensure the information is not material, and ensure that selective

disclosure of material information is not permitted, and that if it occurs, a news release is issued immediately; and

- establishes "black-out" periods immediately prior to and following the disclosure of quarterly and annual financial results and immediately prior to the disclosure of certain material changes during which the Fund, its affiliates and their respective trustees, directors, officers and certain employees may not purchase or sell Units.

A more comprehensive summary of this committee is provided within the Management Information Circular dated March 15, 2004.

The compensation and corporate governance committee is chaired by Helen K. Sinclair and the other committee members are Allan Gotlieb and Paul Damp. All of the committee members are independent of management of Davis + Henderson LP.

Audit Committee of the General Partner

The mandate of the audit committee of the board of directors of the General Partner is to assist the trustees of the Fund and the board of the General Partner in fulfilling their respective responsibilities of oversight and supervision of the General Partner and Davis + Henderson L.P in respect of:

- accounting and financial reporting practices and procedures;
- adequacy of internal accounting controls and procedures; and
- quality and integrity of financial statements.

The audit committee's primary duties and responsibilities, as set out in its written charter, are to:

i) Serve as an independent and objective party to monitor the integrity of the financial reporting process of the Fund's, the General Partner's and Davis + Henderson LP's systems of internal controls regarding finance, accounting, and legal compliance;

ii) Monitor the independence and performance of the Fund's, the General Partner's and Davis + Henderson LP's independent auditors;

iii) Provide an avenue of communication among the independent auditors, management and the Board of Directors;

iv) Encourage continuous improvement of, and foster adherence to, the Fund's, the General Partner's and Davis + Henderson LP's policies, procedures and practices at all levels; and

v) Review and recommend for approval by the Board, the quarterly and annual financial results of the Fund, as set out in its press releases and statutory filings, as well as all related annual management information circulars, annual information forms and annual reports.

In addition, this committee is responsible for directing the auditors' examination into specific areas. The Audit Committee has the authority to conduct any investigation it deems appropriate to fulfill its responsibilities, and it has direct access to the independent auditors as well as any employee of Davis + Henderson LP. The Audit Committee has the ability to retain, at Davis + Henderson LP's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

Consistent with evolving practice, Davis + Henderson has put in place processes for finance employees of the business to report concerns regarding accounting, accounting controls or auditing matters directly to the Chair of the Audit Committee.

The audit committee is chaired by Gordon J. Feeney and the other committee members are Paul Damp and Bradley Nullmeyer. Both Paul Damp and Bradley Nullmeyer are chartered accountants and have each had extensive experience in financial accounting matters as well as prior experience as senior executive officers of publicly-listed companies. In addition, Gordon J. Feeney is a former deputy chairman of Royal Bank of Canada. All of the committee members are financially literate and independent of management of Davis + Henderson LP.

Prior to October 27, 2003, BDO Dunwoody LLP were the Fund's auditors. On that date, KPMG LLP were appointed by the trustees as auditors of the Fund and its subsidiaries.

A summary of the external auditor service fees and billings paid or payable to the Fund's auditors in respect of the last two fiscal years is set out in the Fund's annual Management Information Circular dated March 15, 2004.

ADDITIONAL INFORMATION

The Fund will provide to any person, upon request to the Chief Financial Officer of Davis + Henderson LP at Suite 201, 939 Eglinton Avenue East, Toronto, Ontario, M4G 4H7:

(a) when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to such financial statements for its most recently completed financial year;

(iii) one copy of the Fund's Management Information Circular for its most recent annual meeting of unitholders that involved the election of trustees or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

Additional information, including trustees' and officers' remuneration and indebtedness, the executive compensation for named executive officers of Davis + Henderson L.P, principal holders of the Fund's securities and interests of Units and interests of insiders in material transactions, as applicable, is contained in the Management Information Circular for the annual meeting of unitholders to be held on May 4, 2004. Additional financial information is provided in the Fund's financial statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2003. A copy of the Management Information Circular, financial statements and MD&A may be obtained upon request from the Fund and those documents and other information in respect of the Fund are also available on SEDAR at www.sedar.com.

Auditors' Report

To the Unitholders of Davis + Henderson Income Fund:

We have audited the consolidated balance sheet of Davis + Henderson Income Fund as at December 31, 2002 and the consolidated statements of income and unitholders' equity, and cash flows for the period then ended. These financial statements are the responsibility of the management of Davis + Henderson, Limited Partnership on behalf of the Trustees of the Fund. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2002 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

(SIGNED) BDO Dunwoody LLP
Chartered Accountants
Toronto, Ontario
January 31, 2003

Consolidated Balance Sheet

(in thousands of Canadian dollars)

	As at December 31, 2002
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 12,046
Accounts receivable	7,943
Inventory	6,866
Prepaid expenses	1,333
	28,188
Future income taxes (note 3)	35,298
Capital assets (note 4)	26,413
Other assets (note 5)	13,201
Intangible assets (note 6)	13,920
Goodwill (note 2)	359,385
	$ 476,405
LIABILITIES AND UNITHOLDERS' EQUITY	
Current Liabilities:	
Accounts payable and accrued liabilities	$ 24,047
Current portion of disbursement obligations on customer contracts (note 7)	4,495
Distributions payable to unitholders	4,236
	32,778
Disbursement obligations on customer contracts (note 7)	3,500
Obligations relating to employee future benefits (note 8)	1,289
Long-term indebtedness (note 9)	80,000
	117,567
Unitholders' equity	358,838
	$ 476,405

The accompanying notes are an integral part of these financial statements.

(SIGNED) Paul Damp
Trustee

(SIGNED) Allan Gotlieb
Trustee

(SIGNED) Brad Nullmeyer
Trustee

Consolidated Statement of Income and Unitholders' Equity

(In thousands of Canadian dollars except per unit amounts)

	For the period December 20, 2001 to December 31, 2002
Sales	$ 232,288
Cost of goods sold	130,836
Gross profit	101,452
Operating expenses	30,743
Operating income	70,709
Interest expense	4,651
Amortization expense	17,211
Income before income taxes and non-controlling interest	48,847
Income taxes (note 3):	
Current	1,026
Future	2,305
	3,331
Income before non-controlling interest	45,516
Non-controlling interest (note 1)	7,432
Net income for the period	38,084
Unitholders' equity, beginning of period	—
Net proceeds from issuance of trust units (note 10)	365,385
Distributions paid and accrued to unitholders (notes 11 & 12)	(44,631)
Unitholders' equity, end of year	$ 358,838
Net income per unit,	
Basic and fully diluted	$ 1.0948

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

(In thousands of Canadian dollars)

	For the period December 20, 2001 to December 31, 2002
Cash and cash equivalents provided by (used in):	
OPERATING ACTIVITIES	
Net income	$ 38,084
Add:	
Amortization expense	17,211
Non-controlling interest	7,432
Future income taxes	2,305
Cash flow from operations	65,032
Changes in non-cash working capital items	7,569
	72,601
FINANCING ACTIVITIES	
Gross proceeds from issuance of trust units	388,691
Issuance costs	(23,306)
Proceeds from long-term indebtedness	80,000
Distributions paid to public unitholders	(40,395)
Distributions paid to non-controlling interest	(7,432)
	397,558
INVESTING ACTIVITIES	
Expenditures on capital and other assets	(12,679)
Acquisition of business (note 2)	(445,434)
	(458,113)
Increase in cash and cash equivalents for the period	12,046
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$ 12,046
Supplementary information:	
Cash paid for interest	$ 4,882
Cash paid for income taxes	$ 1,014

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars except unit and per unit amounts)

NATURE OF BUSINESS

Davis + Henderson Income Fund (the "Fund") is a limited purpose trust, formed under the laws of the Province of Ontario by declaration of trust dated November 6, 2001. The Fund was formed to indirectly acquire the partnership units of Davis + Henderson, Limited Partnership ("Davis + Henderson L.P.").

Davis + Henderson L.P. is engaged primarily in the cheque supply outsourcing business for financial institutions in Canada. Davis + Henderson L.P. commenced operations on December 20, 2001, when it acquired the Davis + Henderson business (the "Business" or the "Company"). Simultaneously on December 20, 2001, the Fund completed an initial public offering and acquired a 45.4% interest in Davis + Henderson L.P. On January 10, 2002, under an over-allotment option, the Fund acquired an additional 4.5% interest in Davis + Henderson L.P. On April 2, 2002, the Fund acquired the remaining 50.1% of Davis + Henderson L.P. and now holds 100% of the Business.

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared following accounting policies generally accepted in Canada. The preparation of financial statements requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and sales and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Fund, its wholly owned subsidiaries, D + H Holdings Corp. ("D + H Holdings"), Davis + Henderson G.P. Inc., and Davis + Henderson L.P. All inter-company transactions and accounts have been eliminated upon consolidation.

Financial Instruments

The Fund's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, disbursement obligations on customer contracts, interest-rate swaps and long-term indebtedness. The Fund does not enter into financial instruments for trading or speculative purposes.

Credit Risk The Fund's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and interest-rate swaps. The Fund, in its normal course of business, is exposed to credit risk from the customers of the Company. The Company is exposed to credit loss in the event of non-performance by counterparties to the interest-rate swaps but does not anticipate non-performance by these counterparties. Concentrations of credit risk with respect to accounts receivable are limited due to the credit rating of customers serviced by the Company and the generally short payment terms.

Fair Value The fair value of indebtedness that bears interest at fixed rates is based on discounted future cash flows using rates currently available for debt of similar terms and maturities. The carrying value of other financial instruments, cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and disbursement obligations on customer contracts approximates fair value due to their short-term maturities. Unrealized gains or losses on hedging instruments are not recognized in the statement of operations until completion of the hedged transaction.

Notes to Consolidated Financial Statements *continued*

(in thousands of Canadian dollars except unit and per unit amounts)

Derivative Financial Instruments Derivative financial instruments are utilized to reduce interest-rate risk on the Company's debt. The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the (notional) principal amount and the interest rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest-rate swap agreements are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest-rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expenses on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

In the event of a termination of an interest-rate swap agreement, gains and losses would be deferred under other current, or non-current, assets or liabilities on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishments of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the consolidated statement of income at the time of extinguishment.

Cash and Cash Equivalents

All temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

The Fund and its subsidiaries maintain cash balances in bank deposit accounts or investments in amounts that exceed federally insured limits. The Fund has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

Inventory

Inventory is stated at the lower of cost and replacement cost. Cost is determined on a first-in, first-out basis.

Capital Assets

Capital assets are recorded at cost. Amortization is provided annually at rates calculated to write off the assets over their estimated useful lives as follows:

Computer, furniture and fixtures	10% to 30% declining balance
Machinery and equipment	10% to 20% declining balance
Leasehold improvements	straight-line over term of the lease

Deferred Charges

The Company capitalizes direct costs related to the development of new products and services until the commencement of commercial operation, at which time all related costs are amortized on a straight-line basis over their estimated useful life.

Payments associated with certain major customer contracts are amortized over the term of the related long-term supply contracts.

Goodwill

Goodwill reflects the price paid for the Business in excess of the fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the recommendations of the CICA Handbook Section 3062, goodwill is not amortized but will be tested for impairment annually.

Intangible Assets

Intangible assets represent the fair market value of rights related to the cheque supply outsourcing contracts obtained by the Fund upon the acquisition of the Business. Intangible assets are amortized over seven years. The carrying value of the intangible assets will be tested for impairment annually.

Revenue Recognition

Revenue is recognized when the service is completed and/or the product is shipped.

Non-Controlling Interest

MDC Corporation Inc.'s interest during the first quarter in Davis + Henderson L.P. has been recorded in the accompanying financial statements as a non-controlling interest, and amounts equal to its distribution entitlement have been expensed.

Net Income Per Unit

Consistent with the manner in which distributions are paid, net income per trust unit is calculated monthly based on the number of trust units outstanding on each record date. Net income per trust unit presented is the sum of the monthly earnings per trust unit for the reporting period.

Distributions Per Unit

Distributions per unit are monthly cash distributions declared by the Fund for each outstanding trust unit. Per unit balances presented for the period represent the cash distribution entitlement of a single unit that was outstanding throughout the period.

Foreign Currency Translation

Foreign currency assets and liabilities carried at current prices are translated into Canadian dollars using the rate of exchange in effect at the period end. Other foreign currency assets and liabilities are translated using the rates of exchange in effect at the dates of the transaction. Revenue and expense items are translated at the average monthly rate of exchange for the period, except for amortization of capital and other assets, which are translated at the historical rates of the related assets.

Future Income Taxes

Future income taxes of the Fund's subsidiary are determined using the liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Notes to Consolidated Financial Statements *continued*

(in thousands of Canadian dollars except unit and per unit amounts)

Employee Future Benefits

The Company provides certain post-retirement benefits for certain employees, which are not funded. These benefits include health care, life insurance and dental benefits. Obligations under the post-retirement benefit plan are actuarially determined and are accrued by the Company.

For the Company's defined contribution pension plan, annual pension expense is based on the Company's contribution to the plan.

2. ACQUISITION

Effective December 20, 2001, the Fund acquired a 45.4% interest in Davis + Henderson L.P. An over-allotment option was exercised by the Fund's underwriters effective January 10, 2002, and an additional 4.5% interest in Davis + Henderson L.P. was acquired by the Fund. On April 2, 2002, the Fund acquired the remaining 50.1% of Davis + Henderson L.P. As a result of these transactions, effective April 2, 2002, the Fund owned indirectly 100% of the outstanding partnership units of Davis + Henderson L.P. The acquisitions of partnership units were accounted for by the purchase method of accounting, and the results of the partnership were consolidated from the date of the initial acquisition of December 20, 2001. The assets acquired and consideration given were as follows:

Assets acquired, at fair value:	
Assets, gross	$ 81,730
Liabilities, gross	33,284
Net assets acquired, at fair value	48,446
Future income tax assets acquired	37,603
Goodwill	359,385
Total	$ 445,434
Consideration:	
Net proceeds from issuance of trust units	$ 365,385
Proceeds from term loan	80,000
Other acquisition related adjustments	49
Total	$ 445,434

3. INCOME TAXES

Income tax obligations relating to distributions from the Fund are the obligations of the unitholders and accordingly, no provision for income taxes on the income of the Fund has been made. A provision for income taxes is recognized for the Fund's subsidiary, D + H Holdings, as this subsidiary is subject to tax, including large corporation taxes.

The provision for income taxes in the consolidated statement of income and unitholders' equity represents an effective rate different from the Canadian statutory rate of 38.10%. The differences are as follows:

	For the period December 20, 2001 to December 31, 2002
Income before income taxes and non-controlling interest	$ 48,847
Income of the Fund subject to tax in the hands of recipient	41,622
Income of subsidiary company	7,225
Canadian statutory rate	38.10%
Income taxes at statutory rate	2,753
Increase (decrease) resulting from:	
Manufacturing and processing tax credit	(209)
Large corporation tax	1,026
Net tax effect of expenses that are deductible for income tax purposes	(239)
Income tax expense, current and future	$ 3,331

The tax effect of temporary differences of the Fund's subsidiaries that give rise to significant portions of the future income tax assets as at December 31, 2002 are presented below:

	December 31, 2002
Future income tax assets:	
Goodwill	$ 32,705
Capital assets	2,508
Other	85
	$ 35,298

4. CAPITAL ASSETS

	December 31, 2002		
	Cost	Accumulated amortization	Net
Computer, furniture and fixtures	$ 19,523	$ 5,745	$ 13,778
Machinery and equipment	11,057	1,235	9,822
Leasehold improvements	3,646	833	2,813
	$ 34,226	$ 7,813	$ 26,413

Notes to Consolidated Financial Statements *continued*

(in thousands of Canadian dollars except unit and per unit amounts)

5. OTHER ASSETS

	December 31, 2002		
	Cost	Accumulated amortization	Net
Long-term supply contracts	$ 17,242	$ 5,264	$ 11,978
Deferred charges and other	2,949	1,726	1,223
	$ 20,191	$ 6,990	$ 13,201

6. INTANGIBLE ASSETS

	December 31, 2002		
	Cost	Accumulated amortization	Net
Intangible assets	$ 16,328	$ 2,408	$ 13,920

7. DISBURSEMENT OBLIGATIONS ON CUSTOMER CONTRACTS

	December 31, 2002
Current portion	$ 4,495
Long-term portion	3,500
Total disbursement obligations on customer contracts	$ 7,995

Davis + Henderson L.P. has customer contract disbursement obligations payable as follows:

2003	$ 4,495
2004	2,375
2005	1,125
	$ 7,995

8. EMPLOYEE FUTURE BENEFITS

The Company's principal pension plan is the "Defined Contribution Pension Plan for the Employees of Davis + Henderson," a defined contribution pension plan that provides pensions to substantially all employees with greater than two years of service. Total expense for the Company's defined contribution pension plan for the period ended December 31, 2002 was $0.9 million.

The Company is currently in the process of merging two defined benefit pension plans, acquired prior to the purchase of the Business, with its defined contribution pension plan. The purpose of the proposed merger is to consolidate the pension entitlements for the employees of Davis + Henderson under one pension plan. Another defined benefit pension plan acquired during the purchase is in the process of being wound up. Employees under all three defined benefit pension plans ceased to accrue benefits prior to the acquisition of the Business and all became members of the Company's defined contribution pension plan. The assets of these three defined benefit pension plans are currently sufficient to cover the actuarial liabilities of the plans.

In addition to the Company's pension plans, the Company also provides certain health care, life insurance and dental benefits to certain employees under a non-pension post-retirement benefit plan.

Information about the three defined benefit pension plans and the Company's non-pension post-retirement benefit plan is as follows:

	For the period December 20, 2001 to December 31, 2002	
	Defined Benefit Pension Plans	Post-Retirement Benefit Plan
Accrued benefit obligations		
Balance, December 20, 2001	$ —	$ —
Acquisitions	6,386	1,238
Service cost – benefits earned	—	47
Actuarial loss	111	
Interest cost	316	81
Benefits paid	(1,215)	(77)
Balance at end of year	5,598	1,289
Plan assets		
Fair value of plan assets, December 20, 2001	—	—
Acquisitions	7,275	
Actual return on plan assets	(295)	—
Benefits paid	(1,215)	—
Fair value at end of year	5,765	—
Accrued benefit asset (liability)		
Plan surplus (deficit)	167	(1,289)
Unamortized transitional asset	(830)	—
Unamortized net actuarial loss	476	—
Accrued benefit asset (liability)	(187)	(1,289)
Company expense		
Service cost – benefits earned	—	47
Interest cost	316	81
Expected return on plan assets	(70)	—
Amortization of transitional asset	(59)	—
Net benefit plan expense	$ 187	$ 128
Actuarial assumptions		
Discount rate	6.50%	6.75%
Expected long-term rate of return on plan assets	6.50%	—

(in thousands of Canadian dollars except unit and per unit amounts)

9. LONG-TERM INDEBTEDNESS

The Company has a $98 million non-amortizing term facility due December 20, 2004. As at December 31, 2002, the Company had drawn $80 million of the term facility. The facility bears interest at rates which depend on certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The credit facility, including any hedge contracts with the lenders, is secured in first priority by a pledge of substantially all of the Company's assets and by a pledge of the Fund's indirect ownership interests in the Company.

As of December 31, 2002, the Company has entered into interest-rate swap hedge contracts with one of its lenders, such that the borrowing rates on $48 million of its term indebtedness is effectively fixed at interest rates of between 6.12% and 7.33% per annum for terms ending between March 15, 2004 and March 27, 2006. On December 15, 2004, either party has the option to terminate any swaps outstanding as at that date. The balance of the term indebtedness is subject to interest on a floating-rate basis. As of December 31, 2002, the fair value of outstanding interest-rate swaps was approximately $1.4 million, which the Company would be required to pay if it were to close out the contracts.

10. TRUST UNITS

An unlimited number of trust units may be issued by the Fund pursuant to the Fund's declaration of trust. Each unit is transferable and represents an equal, undivided beneficial interest in any distributions from the Fund and in the net assets of the Fund. All units are of the same class with equal rights and privileges and are not subject to future calls or assessments. Each unit entitles the holder to one vote at all meetings of unitholders. Trust unit transactions during the period were as follows:

	Number of units	Gross proceeds	Issuance costs	Net proceeds
Initial issuance of trust units, December 20, 2001	17,235,000	$ 172,350	$ 11,910	$ 160,440
Units issued January 10, 2002	1,720,000	17,200	989	16,211
Units issued April 2, 2002	18,965,792	199,141	10,407	188,734
	37,920,792	$ 388,691	$ 23,306	$ 365,385

11. DISTRIBUTABLE CASH

The Fund distributes its cash each month excluding any reserve deemed prudent by the Trustees of the Fund and by the Board of Directors of Davis + Henderson G.P. Inc. Distributable cash is not a defined term under Canadian generally accepted accounting principles but is determined by the Fund as net income for the period, adjusted to remove non-cash expenses including amortization and future income taxes and reduced by maintenance capital expenditures. Non-maintenance capital expenditures are not recorded as a reduction from distributable cash flow as these expenditures are eligible for funding under the Company's committed term-credit facilities. Distributable cash for the period ended December 31, 2002 was calculated as follows:

	For the period December 20, 2001 to December 31, 2002
Net income	$ 38,084
Add:	
Amortization	17,211
Non-controlling interest	7,432
Future income taxes	2,305
	65,032
Less:	
Distributions to non-controlling interest	7,432
Maintenance capital expenditures:	
Capital and other assets	5,056
Contract payments	3,145
Distributable cash	$ 49,399
Distributions, paid or payable	$ 44,631
Distributable cash per unit	$ 1.4801
Distributions per unit	$ 1.3627

12. DISTRIBUTIONS TO UNITHOLDERS

The Fund announced distributions during the period December 20, 2001 to December 31, 2002 as follows:

Unitholder record date	Total	Per unit	Paid or payable
December 31, 2001 (12 days)	$ 735	$ 0.0427	Jan. 31, 02
January 31, 2002	2,053	0.1083	Feb. 28, 02
February 28, 2002	2,053	0.1083	Mar. 28, 02
March 28, 2002	2,053	0.1083	April 30, 02
April 30, 2002	4,107	0.1083	May 31, 02
May 31, 2002	4,107	0.1083	June 28, 02
June 28, 2002	4,107	0.1083	July 31, 02
July 31, 2002	4,236	0.1117	Aug. 30, 02
August 30, 2002	4,236	0.1117	Sept. 30, 02
September 30, 2002	4,236	0.1117	Oct. 31, 02
October 31, 2002	4,236	0.1117	Nov. 29, 02
November 29, 2002	4,236	0.1117	Dec. 31, 02
December 31, 2002	4,236	0.1117	Jan. 31, 03
Total distributions for the period	$ 44,631	$ 1.3627	

Notes to Consolidated Financial Statements *continued*

(in thousands of Canadian dollars except unit and per unit amounts)

The distributions declared have the following tax allocations:

	Amount	Amount per unit	Percent
Dividend income	$ 7,536	$ 0.2302	16.9%
Interest income	31,918	0.9742	71.5%
Return of capital	5,177	0.1583	11.6%
Total distributions for the period	$ 44,631	$ 1.3627	100.0%

Return of capital represents issuance costs incurred by the Fund, which are deductible for tax purposes on a straight-line basis over five years.

13. COMMITMENTS

As of December 31, 2002, the Company has annual lease obligations with respect to real estate, vehicles and equipment as follows:

2003	$ 3,206
2004	2,928
2005	2,344
2006	1,188
2007	521
Thereafter	1,094
	$ 11,281

14. SIGNIFICANT CUSTOMERS

Distributions by the Fund are dependent upon receipt of cash flow distributed from the operating entity, Davis + Henderson L.P. In turn, Davis + Henderson L.P.'s cash flow is dependent upon, among other things, providing services to financial institutions and their account holders. Services and products provided by the Davis + Henderson business to its six largest customers accounted for approximately 69% of its 2002 sales.

Supplementary Pro Forma Financial Information – Distributable Cash by Period

(see notes below)

($000s except per unit amounts, unaudited)	Twelve days ended December 31, 2001 (pro forma)	Three months ended March 31, 2002 (pro forma)	Three months ended June 30, 2002 (reported)	Three months ended September 30, 2002 (reported)	Three months ended December 31, 2002 (reported)	December 20, 2001 to December 31, 2002 (pro forma)
Sales	$ 4,029	$ 55,862	$ 56,689	$ 56,770	$ 58,938	$ 232,288
Cost of goods sold	2,590	32,189	31,629	31,408	33,020	130,836
Operating expenses	702	7,003	7,525	7,485	8,028	30,743
Operating income	737	16,670	17,535	17,877	17,890	70,709
Interest expense	124	994	1,212	1,183	1,138	4,651
Amortization and income taxes	608	4,633	4,737	5,054	5,510	20,542
Net income for the period	5	11,043	11,586	11,640	11,242	45,516
Add:						
Amortization	591	3,961	4,047	4,186	4,426	17,211
Future income taxes	—	421	437	616	831	2,305
	596	15,425	16,070	16,442	16,499	65,032
Less:						
Maintenance capital expenditures:						
Capital and other assets	50	488	1,590	1,683	1,245	5,056
Contract payments	—	1,250	625	625	645	3,145
Distributable cash (note 2)	$ 546	$ 13,687	$ 13,855	$ 14,134	$ 14,609	$ 56,831
Distributable cash per unit	$ 0.0144	$ 0.3609	$ 0.3654	$ 0.3727	$ 0.3853	$ 1.4987
Distributions per unit	$ 0.0427	$ 0.3249	$ 0.3249	$ 0.3351	$ 0.3351	$ 1.3627
Net income per unit, basic and fully diluted	$ 0.0001	$ 0.2912	$ 0.3055	$ 0.3070	$ 0.2964	$ 1.2003

Note 1: The above information sets forth unaudited quarterly information and has been prepared on a pro forma basis as if the Davis + Henderson business was 100% owned by Davis + Henderson Income Fund since December 20, 2001 (as compared to 45.4% and 49.9% ownership for the period ending December 31, 2001, and March 31, 2002, respectively). The pro forma balances presented for the twelve-day period ending December 31, 2001 and for the three-month period ending March 31, 2002 are based on the actual statements of the Fund adjusted to remove the expense related to distributions paid to the non-controlling owner and to increase the number of units outstanding to 37,920,792 as at December 20, 2001 (versus the 17,235,000 units outstanding from December 20, 2001 to January 9, 2002, 18,955,000 units outstanding from January 10, 2002 to April 1, 2002, and 37,920,792 units outstanding from April 2, 2002 to December 31, 2002).

Note 2: Distributable cash is not a defined term under Canadian generally accepted accounting principles but is determined by the Fund as net income for the period adjusted to remove non-cash expenses including amortization and future income taxes and reduced by maintenance capital expenditures. Non-maintenance capital expenditures are not recorded as a reduction from distributable cash as these expenditures are eligible for funding under the Company's committed term-credit facilities.

Supplementary Information – Condensed Balance Sheet

($000s, unaudited)	December 31, 2001	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Cash and cash equivalents	$ 8,730	$ 8,429	$ 11,203	$ 11,876	$ 12,046
Other current assets	15,972	17,256	14,749	15,775	16,142
Future income taxes	20,789	20,368	19,931	19,315	35,298
Capital and other assets	45,175	43,853	42,981	41,196	39,614
Goodwill and other intangible assets	188,124	204,387	392,948	392,365	373,305
	$ 278,790	$ 294,293	$ 481,812	$ 480,527	$ 476,405
Accounts payable and other liabilities	$ 33,346	$ 35,507	$ 35,036	$ 36,069	$ 32,778
Other long-term liabilities	6,663	5,413	5,404	4,154	4,789
Long-term indebtedness	80,000	80,000	80,000	80,000	80,000
Unitholders' equity	158,781	173,373	361,372	360,304	358,838
	$ 278,790	$ 294,293	$ 481,812	$ 480,527	$ 476,405

Other Statistics

(000s except per unit amounts)	Twelve days ended December 31, 2001	Three months ended March 31, 2002	Three months ended June 30, 2002	Three months ended September 30, 2002	Three months ended December 31, 2002
Trading price range of units (TSX: "DHF.UN")					
High	$ 10.64	$ 11.20	$ 11.25	$ 12.13	$ 13.25
Low	$ 9.90	$ 10.11	$ 10.00	$ 10.45	$ 11.22
Close	$ 10.64	$ 10.51	$ 10.95	$ 12.10	$ 12.86
Average daily volume	266	149	176	165	139
Number of units outstanding at period end	17,235	18,955	37,921	37,921	37,921
Market capitilization at period end	$ 183,380	$ 199,217	$ 415,233	$ 458,842	$ 487,661

Management's Discussion and Analysis



Catherine Martin
Chief Financial Officer

Overview

Davis + Henderson Income Fund (the "Fund") commenced operations on December 20, 2001, when it completed an initial public offering ("IPO") and acquired a 45.4% indirect interest in Davis + Henderson, Limited Partnership ("Davis + Henderson L.P."). On January 10, 2002, under an over-allotment option, the Fund acquired an additional 4.5% interest in Davis + Henderson L.P. On April 2, 2002, the Fund acquired the remaining 50.1% of Davis + Henderson L.P. and now holds 100%.

Davis + Henderson L.P. and its predecessors have been serving Canadian financial institutions and their account holders since 1875. Prior to December 20, 2001, the Davis + Henderson business (the "Business" or the "Company") operated as a division of MDC Corporation Inc. ("MDC"). The Company's primary source of revenue and cash flow comes from the operation of cheque supply programs for Canadian financial institutions. The Company's ongoing financial strategy is to provide stable and growing distributions.

The Company's strategy to accomplish this objective involves leveraging its long-term customer relationships to extend the value of the core cheque supply programs and to expand the services offered to Canadian financial institutions and their customers. In expanding the service offerings, the business will utilize the infrastructure and capabilities used in delivering its core offering, including electronic ordering, data management, customer contact services and fulfilment capabilities.

PRESENTATION OF FINANCIAL INFORMATION

The accompanying financial statements of the Fund present the consolidated operations of the Business for the twelve-month and twelve-day period from December 20, 2001 to December 31, 2002. There are no prior period comparative financial statements of the Fund, as it completed its IPO and acquired the operating business effective December 20, 2001. See the Supplementary Financial Information provided below for selected comparative information.

Reported Financial Information

(unaudited)[1] (in thousands of Canadian dollars)	Twelve days ended Dec. 31, 2001	Three months ended Mar. 31, 2002	Three months ended June 30, 2002	Three months ended Sept. 30, 2002	Three months ended Dec. 31, 2002	Dec. 20, 2001 to Dec. 31, 2002
Sales	$ 4,029	$ 55,862	$ 56,689	$ 56,770	$ 58,938	$ 232,288
Cost of goods sold	2,590	32,189	31,629	31,408	33,020	130,836
Gross profit	1,439	23,673	25,060	25,362	25,918	101,452
	35.7%	42.4%	44.2%	44.7%	44.0%	43.7%
Operating expenses	702	7,003	7,525	7,485	8,028	30,743
	17.4%	12.5%	13.3%	13.2%	13.6%	13.2%
Operating income	737	16,670	17,535	17,877	17,890	70,709
	18.3%	29.8%	30.9%	31.5%	30.4%	30.4%
Interest expense	124	994	1,212	1,183	1,138	4,651
Amortization	591	3,961	4,047	4,186	4,426	17,211
Income tax	17	672	690	868	1,084	3,331
Non-controlling interest	931	6,501	—	—	—	7,432
Net income for the period	$ (926)	$ 4,542	$ 11,586	$ 11,640	$ 11,242	$ 38,084
Net income per unit, basic and fully diluted	$ (0.0537)	$ 0.2396	$ 0.3055	$ 0.3070	$ 0.2964	$ 1.0948

[1] Prepared from unaudited quarterly information.

Management's Discussion and Analysis *continued*

Distributable Cash by Period[1]

(unaudited)[2]

(in thousands of Canadian dollars)	Twelve days ended Dec. 31, 2001	Three months ended Mar. 31, 2002	Three months ended June 30, 2002	Three months ended Sept. 30, 2002	Three months ended Dec. 31, 2002	Dec. 20, 2001 to Dec. 31, 2002
Net income for the period	$ (926)	$ 4,542	$ 11,586	$ 11,640	$ 11,242	$ 38,084
Add:						
Amortization	591	3,961	4,047	4,186	4,426	17,211
Future income tax	—	421	437	616	831	2,305
	(335)	8,924	16,070	16,442	16,499	57,600
Less:						
Maintenance capital expenditures:						
Capital and other assets	50	488	1,590	1,683	1,245	5,056
Contract payments	—	1,250	625	625	645	3,145
Distributable cash	$ (385)	$ 7,186	$ 13,855	$ 14,134	$ 14,609	$ 49,399
Distributable cash per unit	$ (0.0223)	$ 0.3791	$ 0.3654	$ 0.3727	$ 0.3853	$ 1.4801
Distributions per unit	$ 0.0427	$ 0.3249	$ 0.3249	$ 0.3351	$ 0.3351	$ 1.3627

[1] *A financial measure used in this Annual Report, namely "Distributable cash," is not an earnings measure recognized by Canadian generally accepted accounting principles. Distributable cash is determined as set out in the table above. Non-maintenance capital expenditures are not recorded as a reduction from distributable cash flow as these expenditures are considered non-recurring in nature and are eligible for funding under the Company's committed term-credit facilities. Management believes that this earnings measure is a useful supplemental measure of performance as it provides investors with an indication of the amount of cash available for distribution to unitholders. Investors are cautioned, however, that Distributable cash should not be construed as an alternative to using net income or the statement of cash flows as measures of profitability and cash flow. Further, the Fund's method of calculating Distributable cash may not be comparable to similarly titled amounts reported by other issuers.*

[2] *Prepared from unaudited quarterly financial statements.*

OPERATING RESULTS

Supplementary Financial Information[1]

(unaudited)

(in thousands of Canadian dollars)	Twelve months ended December 31, 2002	2001	2000
Operations			
Sales	$ 228,259	$ 220,620	$ 197,718
Gross profit[3]	100,013	94,282	78,686
Operating expense[3]	30,041	32,486[2]	23,661
Operating income	69,972	61,796[2]	55,025
Amortization	16,620	18,582	17,235
Interest expense	4,527	133	53

[1] The enclosed financial statements of the Fund do not provide comparative information, as the Fund did not own the operating business until December 20, 2001. However, supplementary financial information related to the Business, which was operated as a division of the previous owner, is provided above and compares selected information from the twelve months ended December 31, 2002 to the same period in 2001 and 2000. In compiling the selected financial information from audited financial statements, the twelve-day period from December 20, 2001 has been included in the twelve-month period ended December 31, 2001.

[2] Operating expenses and operating income for the twelve months ended December 31, 2001 include a non-recurring restructuring provision of $6.1 million recorded by the business prior to the Fund's initial public offering.

[3] Certain of the 2000 and 2001 expenses have been reclassified between operating expenses and cost of sales to conform to current period presentation.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For the twelve-month period ended December 31, 2002, the Company recorded sales of $228.3 million, an increase of $7.7 million, or 3.5%, over the prior year's sales of $220.6 million. The increase was attributed primarily to increases in the value of orders received as a result of the launch of new products. The Company continually seeks to increase the value of orders through adding complementary products, such as deposit books and deposit bags, and by adding value and features to traditional products, including licensed designs, holograms and personalized expressions. During 2001, the Company recorded revenues related to a significant conversion program associated with a merger of two of the Company's financial institution customers. There were no equivalent conversion programs in 2002.

For the twelve-month period ended December 31, 2002, gross profit of $100.0 million increased $5.7 million, or 6.1%, from the prior year and reflected the increase in sales described above, as well as increased efficiencies related to ordering, production and packaging automation.

Operating expense of $30.0 million for the twelve-month period ended December 31, 2002, decreased from the prior year by $2.4 million, or 7.5%. The higher operating expenses in 2001 were primarily attributable to a non-recurring restructuring provision of $6.1 million. The 2002 decrease was partially offset by incremental costs of approximately $2.3 million associated with the Fund becoming a public entity and additional expenses related to growing the customer-support centres, as part of the Company's program to have direct contact with consumers for ordering, and expenses incurred for technology to operate the Company's web-based ordering. The incremental costs related to the Fund being a public entity included capital taxes, insurance, trustee and director fees, legal fees, transfer agency fees, filing fees and investor relations costs.

Operating income of $70.0 million during the twelve-month period ended December 31, 2002 increased $8.2 million, or 13.2%, over the prior year largely due to the prior year's restructuring charge. Excluding the prior year charge, the increase in operating income was $2.1 million, or 3.1%, after the absorption of $2.3 million of expenses associated with activities related to the Fund being a public entity, as described above.

Amortization of $16.6 million for the twelve-month period ended December 31, 2002 decreased $2.0 million, or 10.6%. The decrease was attributed to payments associated with certain customer contracts having been fully amortized, partially offset by higher amortization as capital assets were deployed in the business, as described below.

Interest expense of $4.5 million for the twelve-month period ended December 31, 2002 increased $4.4 million from the previous year. The expense related to the term loan facility, drawn down December 20, 2001. The loan was outstanding for only twelve days during 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales for the year ended 2001 were $220.6 million, an increase of $22.9 million, or 11.6%, from $197.7 million for the 2000 fiscal year. The increase was primarily a result of the full-year impact of higher order values related to the launch of new personal products, as well as new order revenue associated with the merger of two of the Company's financial institution customers. As part of the merger activities, in fiscal 2001, the Company provided replacement cheque products to the financial institution's small business customers and line of credit account holders. As well, the increase in sales was attributed to increases in the value of an average order for business products resulting from the launch of new business products.

Management's Discussion and Analysis *continued*

Gross profit of $94.3 million for 2001 (43% of sales) increased by $15.6 million, or 19.8%, over fiscal 2000 gross profit of $78.7 million. The increase was primarily related to the growth in sales described above and from manufacturing efficiencies in the printing of certain Company products.

Operating expenses for 2001 were $32.5 million, an increase of $8.8 million compared to $23.7 million in 2000. This increase primarily related to non-recurring charges recorded in 2001 of $6.1 million. The primary items included in the charge were provisions for future cost reduction activity. As well, costs increased as a result of growth in technology expenses and increased customer support costs related to revenue growth, including those costs associated with the merger activity described above.

Operating income for 2001 was $61.8 million, an increase of $6.8 million, or 12.3%, over 2000.

Amortization expense for 2001 was $18.6 million, an increase of $1.3 million, or 7.8%, over the previous fiscal year. This increase was a result of asset additions made in fiscal 2000 and 2001, including the implementation of changes to the Company's technology systems to support electronic ordering, new product initiatives and the introduction of new automation to improve the efficiency of personalization, handling and sorting.

Interest expense of $0.1 million for 2001 reflected the borrowing for twelve days on the $80 million term loan facility put in place in connection with the acquisition of the Davis + Henderson business by the Fund.

CASH FLOW AND LIQUIDITY

Initial Public Offering The Fund completed an IPO on December 20, 2001, and sold 17.2 million units to the public for net proceeds of $160.4 million. These proceeds, together with the $80 million term loan provided under the Company's credit facilities, were used to purchase a 45.4% limited partnership interest in Davis + Henderson L.P. On January 10, 2002, the Fund issued an additional 1.7 million units to the public, upon the exercise of the underwriters' over-allotment option, for net proceeds to the Fund of $16.2 million. These proceeds were used to acquire an additional limited partnership interest of 4.5% in Davis + Henderson L.P. On April 2, 2002, the Fund used net proceeds from the sale of units to the public of $188.7 million to acquire the remaining partnership interest in Davis + Henderson L.P.

Cash Flow from Operations During the twelve-month and twelve-day period ended December 31, 2002, the Company generated $65.0 million in cash flow from operations, consistent with management's expectations. Additionally, the Company generated $7.6 million of cash flow from a net decrease in non-cash working capital, primarily related to reductions in receivables and improved payable terms.

Cash Used for Investments For the twelve-month and twelve-day period ended December 31, 2002, the Company had capital disbursements of $12.7 million, of which $8.2 million is considered maintenance and $4.5 million is considered non-maintenance. Included in these amounts were committed payments in respect of the Company's financial institution customer contracts of $5.0 million, of which $1.9 million is considered non-maintenance and relates to contract extensions. Maintenance expenditures were primarily directed towards systems development, including the development and deployment of web-based ordering systems and the acquisition of computer hardware and software. Non-maintenance capital expenditures, which are classified as non-maintenance on the basis that they are considered non-recurring, were made to acquire two digital printing devices and for systems development in respect of the United States expansion initiative. As at December 31, 2002, the Company had not drawn upon any of its $18 million capital expenditure credit facility, which is available to fund the historic and future non-maintenance capital items.

Distributions The Fund declared distributions of $44.6 million during the twelve-month and twelve-day period ended December 31, 2002. Actual cash distribution payments during this period were $40.4 million. The December 2002 declared distributions of $4.2 million was paid on January 31, 2003. During the first quarter of 2002, Davis + Henderson L.P. recorded distributions to MDC of $7.4 million. Such payments to MDC were expensed by the Fund as distributions to non-controlling interests. No payments were made to MDC subsequent to April 2, 2002 upon the acquisition of the remaining interest in Davis + Henderson L.P. by the Fund.

Consolidated cash and cash equivalents as at December 31, 2002 increased $12.0 million through the twelve-month and twelve-day period ended December 31, 2002 as cash flow from operating activities exceeded capital expenditures and distributions. During the fourth quarter, the Company cancelled its $10 million revolving credit facility, as it did not anticipate requiring its availability.

Cash flow from operations together with cash balances on hand and unutilized term credit facilities are expected to be sufficient to fund the Company's operating requirements, capital expenditures and anticipated distributions.

BUSINESS RISK

The following describes certain risks, events and uncertainties that could cause the reported financial information to not necessarily be indicative of future operating results. For a more comprehensive discussion of these and other risks, please refer to the Fund's most recently filed Annual Information Form.

Reliance on Contracts with Financial Institution Customers Davis + Henderson L. P. is dependent upon certain significant financial institutions in providing services for their account holders. Services and products provided to Davis + Henderson's six major financial institution customers accounted for approximately 69% of the Company's 2002 revenue.

The contracts with financial institution customers are typically for terms ranging from two to five years. During 2002, the Company renewed and extended two of its contracts with major financial institutions on terms no less favourable than those then in effect prior to extension.

Consolidation in the financial institution industry could affect revenues from cheque supply outsourcing programs. Margins on cheque orders obtained through financial institutions could be pressured as those financial institutions seek their own merger synergies. Typically, upon the merger of branches and systems in a bank combination, the Company has historically assisted the merging banks by supplying replacement cheque product as well as additional services as part of a conversion program.

Competition from Substitute Products Banking and related industries have introduced alternatives to paper-based payment products such as automated teller machines, pre-authorized debits, credit cards, debit cards, and electronic payment systems, such as telephone and Internet payment systems. Additional forms of alternative payment methods, including e-commerce and software programs, are being developed continually and may also compete with the products and services offered by Davis + Henderson L.P. Use of these payment alternatives as a replacement for cheques negatively affects the number of cheques written and can affect the number of cheque package reorders which the Company receives.

Approximately 50% of the Company's revenues are related to reorders and are, therefore, affected by cheque usage. The balance of the Company's revenues are derived from either new orders or other products unaffected by cheque usage. Approximately 24% of the Company's revenues are related to reorders for cheques on personal chequing

Management's Discussion and Analysis *continued*

accounts and 26% of revenues are for business cheque reorders on current accounts. The Company believes that the adoption of alternative payment methods has primarily affected personal cheque reorders, and business cheque reorders to a less significant degree. Management believes this occurs as businesses prefer utilizing cheques for managing, controlling and tracking cash flow, whereas individuals often choose payment alternatives based upon convenience. A mitigating trend affecting the number of reorders the Company receives from individuals has been the migration to order quantities which have a fewer number of cheques in a package. While reduced cheque usage lengthens the reorder cycle, migration to cheque packages containing fewer cheques reduces the reorder cycle.

Competition from Competitors Supplying Similar Products and Services Some of Davis + Henderson L.P.'s competitors (particularly those in the United States) have economic resources greater than those of Davis + Henderson L.P. and are well-established suppliers.

Davis + Henderson L.P. looks to continually strengthen its leading position in the market segments in which it competes. The Company seeks to achieve this objective by extending both the services it offers and the value of the related products. In 2002, the Company launched the Cheque*Advisor* program that more effectively processes reorders directly with the financial institutions' customers. With direct contact, the institutions' customers are more conveniently serviced and consumers are made more aware of the choices and alternatives they have related to cheques, deposits and accessories. During 2002, the Company also launched, with certain customers, a branch-based web ordering system. This system allows financial institutions to more conveniently and quickly process orders.

Development of Product and Service Options Davis + Henderson L.P.'s ability to continue to generate comparable net income and cash flow is based, in part, on the addition of new products and services which could be sold to existing financial institution customers of the Company. The Company seeks to add new products and services by leveraging its core capabilities, including electronic order processing, data management, customer contact service and fulfilment capabilities.

During 2002, two programs were introduced or expanded for our financial institution customers and their customers including: eSwitch, a service that enables the institution's customers to easily move pre-authorized payments between accounts; and the supply to small businesses of deposit and related products.

Leverage Davis + Henderson L.P. has debt service obligations under its credit facilities that mature and are fully repayable on December 20, 2004. As at December 31, 2002, the Company had drawn $80 million of its term facility and may draw an additional $18 million in the future to fund certain planned capital expenditures.

The Company continuously re-examines its financial strategy with the intent of reducing refinancing risk. With respect to interest rate risk, as discussed in more detail in Note 9 to the financial statements, the Company has hedged 60% of the total debt currently outstanding for periods of approximately one, two and three years. A change of 100 basis points in short-term interest rates would, assuming current debt levels, change interest expense by approximately $0.3 million per year.

OUTLOOK

Based on Davis + Henderson L.P.'s targeted objectives of 3% to 5% annual sales growth and the maintenance of operating margins and capital spending for maintenance capital at current levels, the Fund's objective is to grow distributions to unitholders. On March 3, 2003, the Fund announced its intention to increase the monthly distribution to unitholders, subject to compliance with legal requirements. The April 2003 distribution is expected to increase to $0.1133 per unit (equivalent to $1.36 per unit annualized) compared to the current level, including anticipated March distributions, of $0.1117 per unit (equivalent to $1.34 per unit annualized). This increase follows the July 2002 increase in the monthly distributions to an annual equivalent of $1.34 per unit, up from the initial monthly distribution of an annual equivalent of $1.30 per unit paid from the IPO of December 20, 2001 to June 2002.

The Company's capital program provides for continuing annual maintenance expenditures funded from cash flow from operations. Non-maintenance expenditures over and above this are expected to total approximately $18 million, including the expenditures incurred over the past year as well as anticipated expenditures over the next two to three years. The Company will invest strategically to undertake new service initiatives, to serve Canadian financial institutions operating in the United States, to make committed contract extension payments and to increase plant automation to better serve our customers and improve efficiency. A committed capital expenditure credit facility is currently available to fund these outlays.

Certain information included in this report is forward looking and based upon assumptions and anticipated results that are subject to risks and uncertainties associated with Davis + Henderson L.P.'s business and the economic environment in which the business operates. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. Risks and uncertainties are discussed in detail in the Fund's most recently filed Annual Information Form.

FINANCIAL REPORTING RESPONSIBILITY OF MANAGEMENT

The accompanying consolidated financial statements for Davis + Henderson Income Fund (the "Fund") have been prepared by management of Davis + Henderson, Limited Partnership ("Davis + Henderson L.P.") and approved by the Board of Directors of Davis + Henderson G.P. Inc. and by the Trustees of the Fund. Management is responsible for the preparation and presentation of these financial statements and all the financial information contained within this annual report within reasonable limits of materiality. The Fund's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements. The financial information throughout the text of this annual report is consistent with that in the financial statements.

To assist management in discharging these responsibilities, Davis + Henderson L.P. maintains a system of internal controls which are designed to provide reasonable assurance that the Fund's consolidated assets are safeguarded, that transactions are executed in accordance with management's authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

Management recognizes its responsibilities for conducting the Davis + Henderson L.P. affairs in compliance with established financial standards and applicable laws, and for the maintenance of proper standards of conduct in its activities.

KPMG LLP, Chartered Accountants, are appointed by the unitholders and have audited the consolidated financial statements of the Fund in accordance with generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Fund.

The Board of Directors of Davis + Henderson G.P. Inc. has appointed an Audit Committee composed of three directors who are not members of management. The Audit Committee meets periodically with management and the auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. It is responsible for reviewing the annual and interim consolidated financial statements and the report of the auditors. The Audit Committee reports the results of such review to the Board of Directors and makes recommendations with respect to the appointment of the Fund's auditors. In addition, the Board of Directors may refer to the Audit Committee on other matters and questions relating to the financial position of the Fund and its subsidiaries.

The Board of Directors of Davis + Henderson G.P. Inc. and the Trustees of the Fund are responsible for ensuring that management of Davis + Henderson L.P. fulfills its responsibilities for financial reporting and are responsible for approving the consolidated financial statements of Davis + Henderson Income Fund.

C. Sanford McFarlane
Chief Executive Officer
Davis + Henderson G.P. Inc.

Robert Cronin
President and Chief Operating Officer
Davis + Henderson G.P. Inc.

Catherine Martin
Chief Financial Officer
Davis + Henderson G.P. Inc.

January 30, 2004

AUDITORS' REPORT

To the Unitholders of Davis + Henderson Income Fund

We have audited the consolidated balance sheet of Davis + Henderson Income Fund as at December 31, 2003 and the consolidated statements of income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the management of Davis + Henderson, Limited Partnership on behalf of the Trustees of the Fund. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures for the year ended December 31, 2002 were reported on by another firm of chartered accountants.

KPMG LLP

KPMG LLP
Chartered Accountants
Toronto, Canada
January 30, 2004

CONSOLIDATED BALANCE SHEET
(in thousands of Canadian dollars)

	December 31, 2003	December 31, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,981	$ 12,046
Accounts receivable	7,432	7,943
Inventory	6,527	6,866
Prepaid expenses	1,820	1,333
	20,760	28,188
Future income taxes (note 2)	31,715	35,298
Capital assets (note 3)	25,408	26,413
Other assets (note 4)	9,988	13,201
Intangible assets (note 5)	11,588	13,920
Goodwill (note 6)	359,385	359,385
	$ 458,844	$ 476,405
LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 23,750	$ 24,047
Distributions payable to unitholders	4,361	4,236
Current portion of disbursement obligations on customer contracts (note 7)	3,025	4,495
	31,136	32,778
Disbursement obligations on customer contracts (note 7)	3,625	3,500
Obligations relating to employee future benefits (note 8)	1,355	1,289
Long-term indebtedness (note 9)	67,000	80,000
	103,116	117,567
Unitholders' Equity:		
Trust units (note 10)	365,385	365,385
Deficit	(9,657)	(6,547)
	355,728	358,838
Commitments (note 11)		
	$ 458,844	$ 476,405

The accompanying notes are an integral part of these financial statements.

Paul Damp
Trustee

Allan Gotlieb
Trustee

Brad Nullmeyer
Trustee

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

(in thousands of Canadian dollars except per unit amounts)

Years ended	December 31, 2003	December 31, 2002[1]
Sales	$ 251,783	$ 232,288
Cost of goods sold	145,485	130,836
	106,298	101,452
Operating expenses	32,219	30,743
	74,079	70,709
Interest expense	4,630	4,651
Amortization expense	16,397	17,211
Income before income taxes and non-controlling interest	53,052	48,847
Income taxes (note 2):		
Current	1,012	1,026
Future	3,583	2,305
	4,595	3,331
Income before non-controlling interest	48,457	45,516
Non-controlling interest	–	7,432
Net income for the period	48,457	38,084
Deficit, beginning of period	(6,547)	–
Distributions	(51,567)	(44,631)
Deficit, end of period	$ (9,657)	$ (6,547)
Net income per trust unit, basic and fully diluted	$ 1.2778	$ 1.0948

[1] Year ended December 31, 2002 includes the results of the twelve-day period December 20, 2001 to December 31, 2001.

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

Years ended	December 31, 2003	December 31, 2002[1]
Cash and cash equivalents provided by (used in):		
OPERATING ACTIVITIES		
Net income	$ 48,457	$ 38,084
Add:		
Non-controlling interest	–	7,432
Amortization expense	16,397	17,211
Future income taxes	3,583	2,305
	68,437	65,032
Changes in non-cash working capital items	66	7,518
Changes in obligations relating to employee future benefits	66	51
	68,569	72,601
FINANCING ACTIVITIES		
Gross proceeds from issuance of trust units	–	388,691
Issuance costs	–	(23,306)
Proceeds from (repayment of) non-revolving term loan	(20,000)	80,000
Proceeds from revolving credit facility	7,000	–
Distributions paid to public unitholders	(51,442)	(40,395)
Distributions paid to non-controlling interest	–	(7,432)
	(64,442)	397,558
INVESTING ACTIVITIES		
Expenditures on capital assets	(7,265)	(7,509)
Expenditures on other assets	(3,927)	(5,170)
Acquisition of business (note 6)	–	(445,434)
	(11,192)	(458,113)
Increase (decrease) in cash and cash equivalents for the period	(7,065)	12,046
Cash and cash equivalents, beginning of period	12,046	–
Cash and cash equivalents, end of period	$ 4,981	$ 12,046
Supplementary information:		
Cash interest paid	$ 5,728	$ 4,882
Cash income taxes paid	$ 993	$ 1,014

[1] Year ended December 31, 2002 includes the results of the twelve-day period December 20, 2001 to December 31, 2001.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Canadian dollars except unit and per unit amounts)

Nature of Business

Davis + Henderson Income Fund (the "Fund") is a limited purpose trust, formed under the laws of the Province of Ontario by declaration of trust dated November 6, 2001. The Fund was formed to indirectly acquire the partnership units of Davis + Henderson, Limited Partnership ("Davis + Henderson L.P.")

Davis + Henderson L.P. is engaged primarily in the business of providing cheque supply program services to Canadian financial institutions. Davis + Henderson L.P. commenced operations on December 20, 2001, when it acquired the Davis + Henderson business. Simultaneously on December 20, 2001, the Fund completed an initial public offering and acquired a 45.4% interest in Davis + Henderson L.P. On January 10, 2002, under an over-allotment option, the Fund acquired an additional 4.5% interest in Davis + Henderson L.P. On April 2, 2002, the Fund acquired the remaining balance of Davis + Henderson L.P. and now holds 100%.

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared using the following accounting policies generally accepted in Canada. The preparation of financial statements requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and sales and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries, consisting of D + H Holdings Corp. ("D + H Holdings"), Davis + Henderson G.P. Inc., and Davis + Henderson L.P. All inter-company transactions and accounts have been eliminated upon consolidation.

Financial Instruments

The Fund's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, disbursement obligations on customer contracts, distributions payable to unitholders, interest-rate swaps and long-term indebtedness. The Fund does not enter into financial instruments for trading or speculative purposes.

Credit Risk The Fund's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and interest-rate swaps. The Fund, in its normal course of business, is exposed to credit risk from its customers. The Fund is exposed to credit loss in the event of non-performance by counterparties to the interest-rate swaps but does not anticipate non-performance by these counterparties. Concentrations of credit risk with respect to accounts receivable are limited due to the credit rating of customers serviced by the Fund and the generally short payment terms.

Fair Value The fair value of indebtedness that bears interest at fixed rates is based on discounted future cash flows using rates currently available for debt of similar terms and maturities. The carrying value of other financial instruments, cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portion of the disbursement obligations on customer contracts approximates fair value due to their short-term maturities.

Derivative Financial Instruments Derivative financial instruments are utilized to reduce interest-rate risk on the Fund's debt. The Fund's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Fund believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the (notional) principal amount and the interest-rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest-rate swap agreements are used as part of the Fund's program to manage the fixed and floating interest rate mix of the Fund's total debt outstanding and related overall cost of borrowing. The interest-rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expenses on the hedged debt instrument. The related amount payable to or receivable from swap counterparties is included as an adjustment to accrued interest.

In the event of a termination of an interest-rate swap agreement, gains and losses would be deferred under other current, or non-current, assets or liabilities on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishments of the debt obligation, any realized or unrealized gain or loss from the swap is recognized in the consolidated statement of income at the time of extinguishment.

Cash and Cash Equivalents

All temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

The Fund and its subsidiaries maintain cash balances in bank deposit accounts or investments in amounts that exceed federally insured limits. The Fund has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

Inventory

Inventory of raw materials is stated at the lower of cost and replacement cost. Cost is determined on a first-in, first-out basis.

Capital Assets

Capital assets are recorded at cost. Amortization is provided annually at rates calculated to write off the assets over their estimated useful lives as follows:

Computer, furniture and fixtures	10% to 30% declining balance
Machinery and equipment	10% to 20% declining balance
Leasehold improvements	straight-line over term of the lease

Deferred Charges

The Fund capitalizes direct costs related to the development of new products and services until the commencement of commercial operation, at which time all related costs are amortized on a straight-line basis over their estimated useful life.

Payments associated with certain major customer contracts are amortized over the term of the related long-term supply contracts.

Goodwill

Goodwill reflects the price paid for the Davis + Henderson business in excess of the fair market value of net tangible assets and identifiable intangible assets acquired. Goodwill is not amortized but is tested for impairment annually.

Intangible Assets

Intangible assets represent the fair market value of rights related to the cheque supply outsourcing contracts obtained by the Fund upon the acquisition of the Davis + Henderson business. Intangible assets are amortized over seven years. The carrying value of the intangible assets is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Revenue Recognition

The Fund is the principal on all sales transactions and has presented sales based on the gross amount billed to the customers. Revenue for services and products sales are recognized when the services are completed and the products are shipped.

Net Income per Unit

Net income per unit is calculated by dividing net income by the weighted average number of units outstanding during the period.

Foreign Currency Translation

Foreign currency assets and liabilities carried at current prices are translated into Canadian dollars using the rate of exchange in effect at the period end. Other foreign currency assets and liabilities are translated using the rates of exchange in effect at the dates of the transaction. Revenue and expense items are translated at the average monthly rate of exchange for the period, except for amortization of capital and other assets, which are translated at the historical rates of the related assets.

Future Income Taxes

Future income taxes of the Fund's subsidiary are determined using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined on the basis of differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Employee Future Benefits

The Fund provides certain post-retirement benefits for eligible employees, which are not funded. These benefits include health care, life insurance and dental benefits. Obligations under the post-retirement benefit plan are actuarially determined and are accrued by the Fund.

For the Fund's defined contribution pension plan, annual pension expense is based on the Fund's required contribution to the plan during the period.

2. INCOME TAXES

Income tax obligations relating to distributions from the Fund are the obligations of the unitholders and, accordingly, no provision for income taxes on the income of the Fund has been made. A provision for income taxes is recognized for the Fund's subsidiary, D+H Holdings, as this subsidiary is subject to tax, including large corporations tax.

The provision for income taxes in the consolidated statement of income and unitholders' equity represents an effective rate different from the Canadian statutory rate of 34.27% (2002 – 35.21%). The differences are as follows:

Years ended	December 31, 2003	December 31, 2002[1]
Income before income taxes and non-controlling interest	$ 53,052	$ 48,847
Income subject to tax in the hands of the non-controlling interest	–	6,280
Income subject to tax in the hands of the unitholders	41,709	35,342
Income of subsidiary company	11,343	7,225
Canadian statutory rate	34.27%	35.21%
Income taxes at statutory rate	3,887	2,544
Increase (decrease) resulting from:		
Large corporations tax	1,012	1,026
Net tax effect of expenses that are deductible for income tax purposes	(304)	(239)
Income tax expense, current and future	$ 4,595	$ 3,331

[1] Year ended December 31, 2002 includes the results of the twelve-day period December 20, 2001 to December 31, 2001.

The tax effect of temporary differences of the Fund's subsidiary that give rise to significant portions of the future income tax assets is presented below:

	December 31, 2003	December 31, 2002
Future income tax assets:		
Goodwill	$ 28,451	$ 32,705
Capital assets	(1,386)	2,508
Loss carryforward	4,339	–
Other	311	85
	$ 31,715	$ 35,298

Loss carryforward is available to claim against income taxes up to 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*
(in thousands of Canadian dollars except unit and per unit amounts)

3. CAPITAL ASSETS

December 31, 2003	Cost	Accumulated amortization	Net
Computer, furniture and fixtures	$ 24,360	$ 11,889	$ 12,471
Machinery and equipment	13,566	2,647	10,919
Leasehold improvements	3,667	1,649	2,018
	$ 41,593	$ 16,185	$ 25,408

December 31, 2002	Cost	Accumulated amortization	Net
Computer, furniture and fixtures	$ 19,523	$ 5,745	$ 13,778
Machinery and equipment	11,057	1,235	9,822
Leasehold improvements	3,646	833	2,813
	$ 34,226	$ 7,813	$ 26,413

Amortization during the year ended December 31, 2003 was $8,270 (2002 – $7,813).

4. OTHER ASSETS

	December 31, 2003	December 31, 2002
Cost:		
Long-term supply contracts	$ 18,495	$ 17,242
Deferred charges and other	2,353	2,949
	20,848	20,191
Accumulated amortization	(10,860)	(6,990)
	$ 9,988	$ 13,201

Amortization during the year ended December 31, 2003 was $5,795 (2002 – $6,990).

5. INTANGIBLE ASSETS

	December 31, 2003	December 31, 2002
Cost:	$ 16,328	$ 16,328
Accumulated amortization	(4,740)	(2,408)
	$ 11,588	$ 13,920

Amortization during the year ended December 31, 2003 was $2,332 (2002 – $2,408).

6. ACQUISITION

Effective December 20, 2001, the Fund acquired a 45.4% interest in Davis + Henderson L.P. An over-allotment option was exercised by the Fund's underwriters effective January 10, 2002, and an additional 4.5% interest in Davis + Henderson L.P. was acquired by the Fund. On April 2, 2002, the Fund acquired the remaining 50.1% of Davis + Henderson L.P. As a result of these transactions, effective April 2, 2002, the Fund owned indirectly 100% of the outstanding partnership units of Davis + Henderson L.P. The acquisitions of partnership units were accounted for by the purchase method of accounting, and the results of the partnership were consolidated from the date of the initial acquisition of December 20, 2001. The assets acquired and consideration given were as follows:

Assets acquired, at fair value:	
Assets	$ 81,730
Liabilities	33,284
Net assets acquired, at fair value	48,446
Future income tax assets acquired	37,603
Goodwill	359,385
Total	$ 445,434
Consideration:	
Net proceeds from issuance of trust units	$ 365,385
Proceeds from term loan	80,000
Other acquisition-related adjustments	49
Total	$ 445,434

7. DISBURSEMENT OBLIGATIONS ON CUSTOMER CONTRACTS

	December 31, 2003	December 31, 2002
Current portion	$ 3,025	$ 4,495
Long-term portion	3,625	3,500
Total disbursement obligations on customer contracts	$ 6,650	$ 7,995

The Company has customer contract disbursement obligations payable as of December 31, 2003 as follows:

2004	$ 3,025
2005	2,375
2006	1,250
	$ 6,650

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*
(in thousands of Canadian dollars except unit and per unit amounts)

8. EMPLOYEE FUTURE BENEFITS

The Fund's principal pension plan is the "Defined Contribution Pension Plan for the Employees of Davis + Henderson," a defined contribution pension plan that provides pensions to substantially all employees with greater than two years of service. Total expense for the Fund's defined contribution pension plan for the year ended December 31, 2003 was $1.0 million (2002 – $0.9 million).

In addition to the Fund's pension plan, the Fund also provides certain health care, life insurance and dental benefits to eligible employees under a non-pension post-retirement benefit plan. Information about the Fund's non-pension post-retirement benefit plan is as follows:

Years ended	December 31, 2003	December 31, 2002[1]
Accrued non-pension post-retirement benefit obligation		
Balance at beginning of year	$ 1,289	$ –
Acquisitions	–	1,238
Service cost — benefits earned	50	47
Interest cost	84	81
Benefits paid	(68)	(77)
Balance at end of year	1,355	1,289
Accrued non-pension post-retirement benefit liability		
Plan deficit	1,355	1,289
Accrued non-pension post-retirement benefit liability	1,355	1,289
Company expense		
Service cost — benefits earned	50	47
Interest cost	84	81
Net non-pension post-retirement plan expense	$ 134	$ 128
Actuarial assumptions		
Discount rate	6.75%	6.75%
Medical inflation[2]	9.00%	9.00%
Dental inflation	5.00%	5.00%

[1] Year ended December 31, 2002 includes the results of the twelve-day period December 20, 2001 to December 31, 2001.
[2] Medical inflation is assumed to be 9% in 2003, grading down to 5% in 2009.

9. LONG-TERM INDEBTEDNESS

	December 31, 2003	December 31, 2002
Non-revolving term loan	$ 60,000	$ 80,000
Revolving credit facility	7,000	–
	$ 67,000	$ 80,000

The Fund has $98 million of term credit facilities due June 30, 2006 (2002 – $98 million), consisting of a $60 million non-revolving term loan and a $38 million revolving credit facility. The facilities bear interest at rates that depend on certain financial ratios of the Fund and vary in accordance with borrowing rates in Canada and the United States. The credit facilities, including any hedge contracts with the lenders, are secured in first priority by a pledge of substantially all of the Fund's assets and by a pledge of the Fund's indirect ownership interests in the Fund.

As of December 31, 2003, the Fund has entered into interest-rate swap hedge contracts with its lenders, such that the borrowing rates on all of its outstanding term indebtedness are effectively fixed at interest rates of between 5.89% and 7.33% per annum for terms ending between March 15, 2004 and June 30, 2008. As of December 31, 2003, the fair value of outstanding interest-rate swaps was approximately $1.2 million (2002 – $1.4 million), which the Fund would be required to pay if it were to close out the contracts.

10. TRUST UNITS

An unlimited number of trust units may be issued by the Fund pursuant to the Fund's declaration of trust. Each unit is transferable and represents an equal, undivided beneficial interest in any distributions from the Fund and in the net assets of the Fund. All units are of the same class with equal rights and privileges and are not subject to future calls or assessments. Each unit entitles the holder to one vote at all meetings of unitholders. Trust unit transactions from inception of the Fund were as follows:

	Number of units	Gross proceeds	Issuance costs	Net proceeds
Initial issuance of trust units, December 20, 2001	17,235,000	$ 172,350	$ 11,910	$ 160,440
Units issued January 10, 2002	1,720,000	17,200	989	16,211
Units issued April 2, 2002	18,965,792	199,141	10,407	188,734
Balances, December 31, 2003 and 2002	37,920,792	$ 388,691	$ 23,306	$ 365,385

The weighted average number of units outstanding during 2003 are 37,920,792 (2002 – 32,643,348).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*
(in thousands of Canadian dollars except unit and per unit amounts)

11. COMMITMENTS

As of December 31, 2003, the Fund has annual lease obligations with respect to real estate, vehicles and equipment as follows:

2004	$	3,090
2005		2,618
2006		1,387
2007		649
2008		487
Thereafter		1,525
	$	9,756

12. RELATED PARTY TRANSACTIONS

The Fund has a supplies and equipment contract with an entity related to an Officer of the Fund. The total amount paid during the year ended December 31, 2003 was $134 (2002 – $171). Based on a review of amounts charged by third parties for similar services, the Fund determined the contract to be at fair market value.

In addition, the Fund paid fees totalling $19 (2002 – nil) to a company controlled by a Director of the Fund in respect of physical sites and telecommunication services for focus groups.

13. SIGNIFICANT CUSTOMERS

The Fund operates in one segment, an integrated service offering to Canadian financial institutions and their account holders. For the year ended December 31, 2003, the Fund earned 72% (2002 – 69%) of its revenue from six customers.

HISTORY

Davis + Henderson Income Fund (the "Fund" or the "Business") owns 100% of Davis + Henderson, Limited Partnership ("Davis + Henderson L.P.").
Davis + Henderson L.P. and its predecessors have been serving Canadian financial institutions and their account holders for over 129 years.

The Fund acquired a 45.4% indirect interest in Davis + Henderson L.P. on December 20, 2001 upon completion of an initial public offering ("IPO"). In 2002, the Fund acquired the remaining balance of Davis + Henderson L.P. and now holds 100%.

The Fund's primary source of revenue and cash flow comes from the operation of cheque supply programs for Canadian financial institutions.



Serge Rivest
Vice President, Sales and Marketing

"Our Cheque*Advisor* program saves time for branch staff, improves convenience for customers and creates opportunities for us to serve consumers more effectively."

STRATEGY

The Fund's financial goal is to deliver stable and growing cash distributions to unitholders. To accomplish this objective the Fund has three key strategies:

- **Continue to grow profits** from its cheque supply program, increasing the value of the products and services by offering more product choices, enhanced product features and services, and by servicing consumers in direct ordering channels.
- **Grow profits by adding** complementary products to its existing programs and by offering new programs and services that financial institutions can provide to their customers.
- **Grow profits by offering** its products, programs and services to U.S. subsidiaries of Canadian financial institutions.

OPERATING RESULTS

Statement of Income

(in thousands of Canadian dollars except per unit amounts, unaudited)	Year ended December 31, 2003	2002[1]	2001[1]
Sales	$ 251,783	$ 228,259	$ 220,620
Cost of goods sold	145,485	128,246	126,338
Gross profit	106,298	100,013	94,282
	42.2%	43.8%	42.7%
Operating expenses	32,219	30,041	32,486
	12.8%	13.2%	14.7%
Operating income	74,079	69,972	61,796
	29.4%	30.7%	28.0%
Interest expense	4,630	4,527	133
Amortization	16,397	16,620	18,582
Income tax	4,595	3,314	15,984
Non-controlling interest	–	6,501	931
Net income for the period	$ 48,457	$ 39,010	$ 26,166
Net income per unit, basic and fully diluted	$ 1.2778	$ 1.1485	n/a

[1] The above financial information for the year ended December 31, 2001 presents the results of the Davis + Henderson business when it was operated as a division of the previous owner up to December 20, 2001 combined with the twelve-day period ended December 31, 2001 when it was operated by the Fund. The year ended December 31, 2002 was compiled from audited financial statements adjusted to remove the twelve-day period ended December 31, 2001.



Yves Denommé,
Vice President, Operations

"Over the last several years we have been investing in new automated equipment and processes, which not only have improved our cost efficiency, but also have expanded our capabilities to produce new innovative products."

Statement of Distributable Cash

(in thousands of Canadian dollars except per unit amounts, unaudited)	Year ended December 31, 2003	2002[1]
Net income for the period	$ 48,457	$ 39,010
Add:		
Non-controlling interest	–	6,501
Amortization	16,397	16,620
Future income tax	3,583	2,305
Cash flow from operations	68,437	64,436
Less:		
Distributions to non-controlling interest	–	6,501
Maintenance capital expenditures		
Capital and other assets	5,210	5,006
Contract payments	3,145	3,145
Distributable cash	$ 60,082	$ 49,784
Distributions declared	$ 51,567	$ 43,893
Net income per unit	$ 1.2778	$ 1.1485
Distributable cash per unit	$ 1.5844	$ 1.5025
Distributions per unit	$ 1.3599	$ 1.3200

[1] The information for the year ended December 31, 2002 was compiled from audited financial statements adjusted to remove the twelve-day period ended December 31, 2001.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

For the twelve-month period ended December 31, 2003, the Business recorded sales of $251.8 million, an increase of $23.5 million, or 10.3%, over the prior year's sales of $228.3 million. One of two main factors contributing to the increase in sales was a change in the structure of one of the Business' customer contracts, which increased sales and cost of sales with minimal impact on gross profit for 2003. Excluding the impact of the changes in structure of this contract, the year-over-year increase in sales for the twelve months ended December 31, 2003, would have been $9.4 million or 4.2%. The other factor that drove the year-over-year improvement was the increase in the value of the orders received. This increase is attributable to product launches in late 2002 and higher revenues from the sale of security deposit bags, as well as increased order values associated with customer migration to the Business' Cheque*Central* and Cheque*Advisor* programs.



Chad Alderson
Vice President and Chief Technology Officer

"Davis + Henderson's electronic integration into our customers' technology platforms creates value for the financial institutions and increases the efficiency of our business."

Cheque*Central* is the Business' web-based electronic product catalogue for in-home and in-branch ordering. Cheque*Advisor* is a program that allows telephone ordering for those who value direct contact and advice from Davis + Henderson staff during the purchase process. The Business' experience indicates that when consumers order directly from the Business, rather than through the branch of their financial institution, they are more aware of product choices and choose additional products and premium features.

The overall increase in revenues, generated by sales programs, occurred despite a low single digit percent reduction in cheque orders.

Management believes that declining cheque usage contributed to and will continue to contribute to declining cheque orders. Management further believes that other factors, including a significant number of orders received upon consumers opening new accounts and the migration by consumers towards orders with fewer cheques, will somewhat mitigate the impact related to reduced cheque usage.

For the twelve-month period ended December 31, 2003, gross profit increased $6.3 million, or 6.3%, from the prior comparable year. This increase was primarily attributed to the growth in sales described above, as well as increased efficiencies related to ordering and production.

The decrease in gross profit percentage to 42.2% in 2003 compared to 43.8% in the prior year was a function of the customer contract change described above.

Operating expense of $32.2 million for the twelve-month period ended December 31, 2003, increased from the prior year by $2.2 million, or 7.3%. The higher operating expenses in 2003 resulted from increased spending on customer service, increased product launch support costs, and increased costs associated with being a public company. Higher spending in the area of customer service primarily relates to activities associated with the Cheque*Advisor* program. Increased corporate costs include higher registration fees, increased insurance costs and increased advisor and professional fees.

Operating income of $74.1 million for the year ended December 31, 2003 increased $4.1 million, or 5.9%, over the prior year, primarily due to the current year's increase in sales, described above.

Net earnings before interest, income taxes, depreciation and amortization ("Operating income") is a metric used by many investors to compare companies on the basis of ability to generate cash from operations. It is not intended to be representative of results of operations determined in accordance with generally accepted accounting principles or cash available for distribution. Operating income may not be comparable to similarly titled amounts reported by other issuers.

Amortization of $16.4 million for the twelve-month period ended December 31, 2003, decreased $0.2 million, or 1.3%. This decrease in amortization occurred because deferred expenses became fully amortized during the current year. Partially offsetting this reduction was an increase in amortization related to investments made in 2002 and 2003 in digital printing technology and in the development of the Cheque*Central* cheque ordering application.

Interest expense of $4.6 million for the twelve-month period ended December 31, 2003, was consistent with amounts recorded in the previous year although there have been changes in the level of debt outstanding and effective interest rates during the 24-month period. In the first quarter of 2002, the Business' interest expense was lower than later quarters as it funded its debt on a floating-rate basis. Late in the first quarter of 2002, the Business implemented a hedging program, fixing interest rates on 60% of its debt. At the beginning of the third quarter of 2003, the Business paid down $8 million of its outstanding debt and in the fourth quarter paid down an additional $5 million on the revolving credit facility, thereby reducing interest expense. This reduction in debt was offset by an increase in interest expense as a result of entering into two additional interest-rate swaps in the third quarter of 2003. The Business has effectively fixed interest rates on all of its currently outstanding debt for terms ending between March 15, 2004 and June 30, 2008. The effective all-in interest rate as at December 31, 2003 was approximately 6.4%.



Joanne Sisco
Vice President, Corporate Data Services

"Everything we do as a business involves handling data.This capability is one of the areas that has allowed us to evolve and expand our business."

Income earned by the Business that is distributed annually to unitholders is not subject to taxation in the Business, but is taxed at the individual unitholder level. The Business' subsidiary is subject to taxation on its income at the statutory rates. Income tax expense of $4.6 million increased $1.3 million for the twelve-month period ended December 31, 2003 when compared to the prior year. The increase, which related to future income taxes, resulted from higher net income. Large corporations tax was the only cash tax paid and was approximately $1.0 million in both years.

During the first quarter of 2002 the Business expensed $6.5 million of paid and accrued distributions to its previous owner. This was reflected as a charge against income for the 2002 fiscal year. As a result of the Business' purchase of the balance of the Davis + Henderson business from the previous owner on April 2, 2002, there were no further distributions of this nature and, therefore, there was no comparable charge to income in 2003.

Net income of $48.5 million for the twelve months ended December 31, 2003 increased $9.4 million, or 24.2%, over the comparable period in the prior year. Excluding the charge for non-controlling interest, the twelve-month growth in net income was $2.9 million, or 6.5%.

On a per unit basis, distributable cash increased 5.5% in 2003, while cash distributions increased 3.0% year-over-year.

Distributable cash is not a defined term under Canadian generally accepted accounting principles but is determined by the Business as net income for the period adjusted to remove non-cash items, including amortization and future income taxes, and reduced by maintenance capital expenditures. Non-maintenance capital expenditures are not recorded as a reduction from distributable cash since these expenditures are considered non-recurring and are intended to generate future growth in distributable cash and distributions.

Management believes that distributable cash is a useful supplemental measure of performance as it provides investors with an indication of the amount of cash available for distribution to unitholders. Investors are cautioned, however, that distributable cash should not be construed as an alternative to using net earnings as a measure of profitability or the statement of cash flows. Further, the Fund's method of calculating distributable cash may not be comparable to similarly titled amounts reported by other issuers.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For the twelve-month period ended December 31, 2002, the Business recorded sales of $228.3 million, an increase of $7.7 million, or 3.5%, over the prior year's sales of $220.6 million. The increase was attributed primarily to increases in the value of orders received as a result of the launch of new products. The Business continually seeks to increase the value of orders through adding complementary products, such as deposit books and security deposit bags, and by adding value and features to traditional products, including licensed designs, holograms and personalized expressions. During 2001, the Business recorded revenues related to a significant conversion program associated with a merger of two of the Business' financial institution customers. There were no equivalent conversion programs in 2002.



Suzanne Mandrozos
Vice President,
Human Resources

"Customer satisfaction is built and maintained by a dedicated and committed employee group. We would like to thank our employees for the contribution they make each and every day."

For the twelve-month period ended December 31, 2002, gross profit of $100.0 million increased $5.7 million, or 6.1%, from the prior year and reflected the increase in sales described above, as well as increased efficiencies related to ordering, production and packaging automation.

Operating expense of $30.0 million for the twelve-month period ended December 31, 2002, decreased from the prior year by $2.4 million, or 7.5%. The higher operating expenses in 2001 were primarily attributable to a non-recurring restructuring provision of $6.1 million. The 2002 decrease was partially offset by incremental costs of approximately $2.3 million associated with the Fund becoming a public entity, additional expenses related to expanding the Business' call centres, as part of its program to have direct contact with consumers for ordering, and expenses incurred for technology to operate its web-based ordering. The incremental costs related to the Fund being a public entity included capital taxes, insurance, trustee and director fees, legal fees, transfer agency fees, filing fees and investor relations costs.

Operating income of $70.0 million during the twelve-month period ended December 31, 2002 increased $8.2 million, or 13.2%, over the prior year largely due to the prior year's restructuring charge. Excluding the prior year's charge, the increase in operating income was $2.1 million, or 3.1%, after the absorption of $2.3 million of expenses associated with activities related to the Fund being a public entity, as described above.

Interest expense was $4.5 million for the twelve-month period ended December 31, 2002, but only $0.1 million in 2001. This expense related primarily to the $80 million term loan, drawn on December 20, 2001, as part of the acquisition of the business from its previous owner. The loan was outstanding for only twelve days during 2001, but for the full twelve months in 2002.

Amortization of $16.6 million for the twelve-month period ended December 31, 2002 decreased $2.0 million, or 10.6%. The decrease was attributed to payments associated with certain customer contracts having been fully amortized, partially offset by higher amortization as capital assets were deployed in the business.

Income taxes in 2002 of $3.3 million were lower than the tax charge of $16.0 million in 2001. Income earned by the Business that is distributed annually to unitholders is not subject to taxation in the Business, but is taxed at the individual unitholder level. In 2001, as a division of the previous owner, all the taxable income would have been subject to corporate tax although no cash taxes were paid by the Business.

The non-controlling interest expense represents distributions paid and accrued to the previous owner of the Davis + Henderson business during the time the Fund owned less than 100% of the operating business. In 2001, the non-controlling interest existed for only the twelve days after December 20, 2001, whereas in 2002 this expense affected the first three months of the year.

Net income of $39.0 million in 2002 was $12.8 million higher than that earned in 2001 for the reasons discussed above.

Eight Quarter Statement of Income

(in thousands of Canadian dollars except per unit amounts, unaudited)				2003				2002
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1[1]
Sales	$63,636	$63,404	$62,676	$62,067	$58,938	$56,770	$56,689	$55,862
Cost of goods sold	36,535	36,564	36,363	36,023	33,020	31,408	31,629	32,189
Operating expenses	8,324	8,108	7,945	7,842	8,028	7,485	7,525	7,003
Operating income	18,777	18,732	18,368	18,202	17,890	17,877	17,535	16,670
Interest expense	1,157	1,151	1,171	1,151	1,138	1,183	1,212	994
Amortization	3,949	4,106	4,188	4,154	4,426	4,186	4,047	3,961
Income taxes	1,366	1,186	974	1,069	1,084	868	690	672
Non-controlling interest	–	–	–	–	–	–	–	6,501
Net income	$12,305	$12,289	$12,035	$11,828	$11,242	$11,640	$11,586	$ 4,542
Net income per unit, basic and fully diluted	$0.3245	$0.3241	$0.3174	$0.3119	$0.2964	$0.3070	$0.3055	$0.2396

[1] The information for the quarter ended March 31, 2002 was compiled from audited financial statements adjusted to remove the twelve-day period ended December 31, 2001.



Catherine Martin
Chief Financial Officer and Secretary

"We actively manage our portfolio of revenue opportunities and various business risks, as we seek to deliver stable, ongoing cash flow."

Over the last eight quarters the Business has reported stable and growing revenues. During this period, the Business was not affected by seasonal fluctuations other than the number of business days in a particular quarter, which can cause minor quarter-over-quarter variances. Higher quarter-over-quarter growth in revenue in the first quarter of 2003 was attributable to a change in the structure of one of the Business' financial institution customer's contract. This contract change increased both sales and cost of sales with minimal impact on gross profit, thereby leading to a reduction in the gross profit percentage.

Operating expenses through the eight quarters remained relatively stable with a couple of exceptions. In the fourth quarter of 2002 operating expense increased $0.5 million in connection with the launch of new products and replacement catalogues, as well as costs incurred to support the Cheque*Advisor* program and the branch-based web ordering Cheque*Central* program. The other increase occurred in the fourth quarter of 2003 due to increased spending on customer service, which mainly relates to the Cheque*Advisor* program.

Eight Quarter Statement of Distributable Cash

(in thousands of Canadian dollars except per unit amounts, unaudited)	2003 Q4	Q3	Q2	Q1	2002 Q4	Q3	Q2	Q1[1]
Net income	$ 12,305	$ 12,289	$ 12,035	$ 11,828	$ 11,242	$ 11,640	$ 11,586	$ 4,542
Add:								
Non-controlling interest	–	–	–	–	–	–	–	6,501
Amortization	3,949	4,106	4,188	4,154	4,426	4,186	4,047	3,961
Future income taxes	1,114	933	717	819	831	616	437	421
Cash flow from operations	17,368	17,328	16,940	16,801	16,499	16,442	16,070	15,425
Less:								
Distributions to non-controlling interest	–	–	–	–	–	–	–	6,501
Maintenance capital expenditures:								
Capital and other assets	1,476	1,202	1,312	1,220	1,245	1,683	1,590	488
Contract payments	645	625	625	1,250	645	625	625	1,250
Distributable cash	$ 15,247	$ 15,501	$ 15,003	$ 14,331	$ 14,609	$ 14,134	$ 13,855	$ 7,186
Distributions declared	$ 13,083	$ 12,889	$ 12,889	$ 12,707	$ 12,707	$ 12,707	$ 12,320	$ 6,158
Net income per unit	$ 0.3245	$ 0.3241	$ 0.3174	$ 0.3119	$ 0.2964	$ 0.3070	$ 0.3055	$ 0.2396
Distributable cash per unit	$ 0.4021	$ 0.4088	$ 0.3956	$ 0.3779	$ 0.3853	$ 0.3727	$ 0.3654	$ 0.3791
Distributions per unit	$ 0.3450	$ 0.3399	$ 0.3399	$ 0.3351	$ 0.3351	$ 0.3351	$ 0.3249	$ 0.3249

[1] The information for the quarter ended March 31, 2002 was compiled from audited financial statements adjusted to remove the twelve-day period ended December 31, 2001.

Cash flow from operations showed consistent growth through the eight quarters, with the exception of the first quarter of 2002 when the Fund did not own 100% of the business. Similarly, distributable cash per unit increased through the quarters with some variation from quarter to quarter as a result of the timing of maintenance capital expenditures.

SELECTED BALANCE SHEET INFORMATION

(in thousands of Canadian dollars, unaudited)	Year ended December 31, 2003	2002	2001
Total assets	$ 458,844	$ 476,405	$ 278,790
Total long-term liabilities	$ 71,980	$ 84,789	$ 86,663

Total assets of $458.8 million at December 31, 2003, decreased by $17.6 million, or 3.7%, as a result of reduced cash balances upon repayments of debt, the draw down of future tax assets and the continued amortization of intangible assets. During 2003, the Business paid down $13 million of its revolving credit facility.

Long-term liabilities decreased by $12.8 million to $72.0 million at December 31, 2003 primarily as a result of the reduction in term debt.

Total assets of $278.8 million as at December 31, 2001 increased to $476.4 million by December 31, 2002, primarily as a result of increases in goodwill and future income taxes on the purchase by the Fund of the remaining 50.1% of Davis + Henderson L.P. on April 2, 2002, to bring the Fund's indirect holding to 100% of the operating business. As well, cash levels increased in 2002, as distributions were less than cash flow generated.

Long-term liabilities decreased from $86.7 million at December 31, 2001 to $84.8 million at December 31, 2002 as a result of payments on committed contract obligations.

CASH FLOW AND LIQUIDITY

The following sections analyze the Consolidated Statements of Cash Flow in the Audited Consolidated Financial Statements of Davis + Henderson Income Fund. The balances reported for December 31, 2002 included the twelve-day period ended December 31, 2001.

Initial Public Offering

The Fund completed an IPO on December 20, 2001, and sold 17.2 million units to the public for net proceeds of $160.4 million. These proceeds, together with the $80.0 million term loan provided under the Fund's credit facilities, were used to purchase a 45.4% limited partnership interest in Davis + Henderson L.P. On January 10, 2002, the Fund issued an additional 1.7 million units to the public, upon the exercise of the underwriters' over-allotment option, for net proceeds to the Fund of $16.2 million. These proceeds were used to acquire an additional limited partnership interest of 4.5% in Davis + Henderson L.P. On April 2, 2002, the Fund used net proceeds from the sale of 19.0 million units to the public of $188.7 million to acquire the remaining partnership interest in Davis + Henderson L.P.

Cash Flow from Operations

Cash flow from operations is calculated by the Fund as net income adjusted to add back income allocated to non-controlling interest, amortization, and future income taxes. It is a metric used by many investors to compare companies on the basis of ability to generate cash from operations. It is not intended to be representative of results of operations determined in accordance with generally accepted accounting principles or cash available for distribution. Cash flow from operations may not be comparable to similarly titled amounts reported by other issuers.

During the twelve-month period ended December 31, 2003, the Business generated $68.4 million in cash flow from operations, a $3.4 million, or 5.2% increase above the same period in the prior year including the twelve-day period ended December 31, 2001. The Fund's non-cash working capital balances decreased slightly, generating a small amount of additional cash flow. In 2002, the Business generated increased cash from growth in payables and improved receivables balances, which occurred early in the year. As expected, these improvements did not recur in 2003.

Cash Used for Investments

(in thousands of Canadian dollars, unaudited)	Year ended December 31, 2003	2002[1]
Maintenance capital		
Machinery and equipment	$ 734	$ 281
Computer and software equipment	4,391	4,728
Other	85	47
Total maintenance capital	$ 5,210	$ 5,056
Contract payments, maintenance	3,145	3,145
Total maintenance expenditures	$ 8,355	$ 8,201
Non-maintenance capital		
U.S. services development	$ 389	$ 897
Digital printing presses	1,736	1,350
Other	12	381
Total non-maintenance capital	$ 2,137	$ 2,628
Contract payments, non-maintenance	700	1,850
Total non-maintenance expenditures	$ 2,837	$ 4,478
Total capital investments	$ 11,192	$ 12,679

[1] The information for the year ended December 31, 2002 includes the twelve-day period ended December 31, 2001.

The table above sets out capital expenditures, which include both capital assets and payments under customer contracts. The Fund has various payment obligations under customer contracts. Certain long-term customer contracts provide for contract or program initiation payments to be made and these are treated as non-maintenance capital in that they are not regularly recurring disbursements. Other customer contract payments are made annually over the life of the contract and therefore are treated as recurring maintenance capital. The aggregate of all contract payments, both fixed and variable, recognize, among other things, the high degree of integration and sharing between Davis + Henderson and the financial institution of the many activities related to ordering, data handling, customer service and other activities undertaken by financial institutions as part of the operation of the cheque supply program.

The Fund's capital program provides for continued annual maintenance expenditures to be funded by the cash flow from operations. The annual cost is expected to increase in line with the growth in business which is expected to be primarily directed towards its call centre activities, the implementation of new programs within the cheque supply business and the maintenance of its information technology infrastructure.

Non-maintenance expenditure plans for fiscal 2002 to 2005, which support the development of new programs and services and major production efficiency initiatives, are expected to require a total of approximately $18.0 million, of which $4.9 million has been spent to date. With respect to the U.S. initiative, to date the Fund has spent $1.3 million of the anticipated expenditures of $2.0 million.

Bank Financing

Effective December 20, 2001, the Business put in place a $98 million, non-amortizing term credit facility due December 20, 2004. On closing of the IPO, the Business drew $80 million under this facility, but made no further draws after December 20, 2001. At the end of the second quarter of 2003, the Business renewed and extended the credit facility with certain amendments. The Business now has $98 million of term credit facilities due June 30, 2006, which consists of a $60 million non-revolving term loan and a $38 million revolving credit facility. As of June 30, 2003, the Business had drawn $20 million under the revolving credit facility. During the third quarter the Business reduced this by $8 million and late in the fourth quarter by an additional $5 million. As at December 31, 2003, the revolving balance was $7 million for total borrowings of $67 million. From time to time, the Business expects to apply certain of its cash balances to reduce the outstanding amounts under its credit facilities in order to more effectively manage its capital. The Business is permitted to draw on the revolving facility's available balance of $31 million to fund major capital expenditures or for other general corporate purposes.

The Business' credit facilities bear interest on a floating-rate basis. At the end of the first quarter in 2002, the Business implemented a hedging program, fixing interest rates on 60% of its then outstanding debt. In July 2003, the Business entered into two additional interest-rate swaps such that 100% of the debt was hedged. Concurrently with the December pay down of the revolving credit facilities, the Fund terminated the matching hedge, which was to mature in March 2004.

The Business has effectively fixed interest rates on all of its outstanding debt at rates of between 5.89% and 7.33%. The average effective interest rate was 6.4% as of December 31, 2003.

Distributions

The Fund paid distributions of $51.4 million during the twelve-month period ended December 31, 2003 compared to $40.4 million for the same period in the prior year. Distributions were lower in 2002 as the Fund owned less than 50% of the operating business for part of that year. During the first quarter of 2002, Davis + Henderson L.P. recorded distributions to the previous owner of the Davis + Henderson business of

$7.4 million. Such payments were expensed by the Fund as distributions to non-controlling interests. On a per unit basis, distributions in 2003 were $1.36, an increase of 3% over fiscal 2002.

Monthly distributions are declared by the Fund for unitholders of record on the last business day of each month and are paid within 31 days following each month end.

On March 1, 2004, the Fund announced that its monthly distribution would increase from $0.1150 per unit (equivalent to $1.38 per annum) to $0.1168 per unit (equivalent to $1.40 per annum) effective for unitholders of record on March 31, 2004, to be paid April 30, 2004. This change represents a 1.5% increase over the previous month's distribution.

During 2003, the Fund announced increases in distributions in both April and October. The October 20, 2003 announcement increased monthly distributions from $0.1133 per unit (equivalent to $1.36 per annum) to $0.1150 per unit (equivalent to $1.38 per annum) effective for unitholders of record on October 31, 2003. The April 2003 announcement increased distributions from $0.1117 per unit (equivalent to $1.34 per annum) to $0.1133 per unit (equivalent to $1.36 per annum).

In 2002, the Fund announced an increase in distributions in July, increasing distributions from $0.1083 per unit (equivalent to $1.30 per annum) to $0.1117 per unit (equivalent to $1.34 per annum).

The Fund may issue an unlimited number of trust units. Each trust unit is transferable and represents an equal, undivided beneficial interest in any distribution from the Fund and the net assets of the Fund. All units are of the same class with equal rights and privileges and are not subject to future calls or assessments. Each unit entitles the holder to one vote at all meetings of unitholders.

As at December 31, 2003 and January 30, 2004, 37,920,792 trust units were outstanding. This total amount has remained unchanged since April 2, 2002.

Cash Balances

At December 31, 2003 cash and cash equivalents totalled $5.0 million, compared to $12.0 million at December 31, 2002. The decrease in cash and cash equivalents reflected the $13 million used to reduce the Fund's indebtedness. The Fund may, from time to time, apply portions of its cash balances going forward to reduce the outstanding balance of its credit facilities in order to more effectively manage its capital.

Cash flow from operations, together with cash balances on hand and unutilized term credit facilities, are expected to be sufficient to fund the Business' operating requirements, capital expenditures and anticipated distributions.

Contractual Obligations – Payments Due by Period

(in thousands of Canadian dollars, unaudited)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term indebtedness	$ 67,000	$ –	$ 67,000	$ –	$ –
Disbursement obligations on customer contracts	6,650	3,025	3,625	–	–
Operating leases	9,756	3,090	4,005	1,136	1,525
Employee future benefits	1,355	93	214	258	790
	$ 84,761	$ 6,208	$ 74,844	$ 1,394	$ 2,315

OPERATING RESULTS FOR THE FOURTH QUARTER

Statement of Income

(in thousands of Canadian dollars, unaudited)	Quarter ended December 31, 2003	2002
Sales	$ 63,636	$ 58,938
Cost of goods sold	36,535	33,020
Operating expenses	8,324	8,028
Operating income	18,777	17,890
Interest expense	1,157	1,138
Amortization and income taxes	5,315	5,510
Net income	$ 12,305	$ 11,242
Net income, basic and fully diluted	$ 0.3245	$ 0.2964

Statement of Cash Flows – Summary

(in thousands of Canadian dollars, unaudited)	Quarter ended December 31, 2003	2002
Cash flows from operating activities	$ 17,321	$ 16,736
Cash flows used for distributions	(13,018)	(12,708)
Cash flows used in other financing activities	(5,000)	–
Cash flows from investing activities	(2,591)	(3,858)
Net change in cash	$ (3,288)	$ 170

For the fourth quarter of fiscal 2003, sales increased $4.7 million, or 8.0%, when compared to the same quarter in the prior year. This growth in sales is attributed to increases in the value of orders received, primarily as a result of the release of new products, and a change in the structure of one of the Fund's customer contracts, which increased revenues and cost of sales with minimal impact on gross profit. Excluding the impact of the change in the structure of this contract, sales increased $1.8 million, or 3.2%.

Gross profit for the fourth quarter of 2003 of $27.1 million increased $1.2 million, or 4.6%, when compared to the gross profit of $25.9 million for the fourth quarter of 2002. This increase relates to the changes in sales described above and to increased production efficiencies.

Gross profit as a percentage of sales declined from 44.0% in the fourth quarter of 2002 to 42.6% in the fourth quarter of 2003 as a result of the change in the structure of the customer contract, referred to above.

Operating expenses in the fourth quarter of 2003 were $8.3 million, an increase of $0.3 million over the comparable period in the prior year, and relate to the increased spending on customer service, specifically Cheque*Advisor*, and on increased product launch support costs.

Operating income of $18.8 million increased $0.9 million, or 5.0%, over the same period last year.

Net interest expense of $1.2 million for the fourth quarter of 2003 was consistent with that reported for the same quarter in the prior year. For more detail on interest expense in the fourth quarter of 2003, refer to the year-over-year discussion comparing 2003 operating results to 2002.

In the fourth quarter of 2003 amortization expense decreased by $0.5 million compared with the prior year as certain balances became fully amortized.

Future income tax increased by $0.3 million to $1.1 million as a result of increased profits.

Net income of $12.3 million for the quarter ended December 31, 2003, increased $1.1 million, or 9.5%, when compared with the same quarter in the previous year.

Statement of Distributable Cash

(in thousands of Canadian dollars except per unit amounts, unaudited)	Quarter ended December 31, 2003	2002
Net income for the period	$ 12,305	$ 11,242
Add:		
Amortization	3,949	4,426
Future income tax	1,114	831
Cash flow from operations	17,368	16,499
Less:		
Maintenance capital expenditures		
Capital and other assets	1,476	1,245
Contract payments	645	645
Distributable cash	$ 15,247	$ 14,609
Net income per unit	$ 0.3245	$ 0.2964
Distributable cash per unit	$ 0.4021	$ 0.3853
Distributions per unit	$ 0.3450	$ 0.3351

Cash flow from operations increased to $17.4 million in the fourth quarter of 2003, up $0.9 million, or 5.3%, compared with the same quarter in 2002. The Business recorded higher capital expenditures in the fourth quarter of 2003 over 2002, as a result of timing differences in implementing its capital plan. Distributable cash of $15.2 million for the fourth quarter, or $0.4021 per unit, increased 4.4%, compared with the same quarter last year.

In October 2003, the Fund announced its third increase in monthly distribution since its IPO and increased monthly distributions from $0.1133 per unit (equivalent to $1.36 per annum) to $0.1150 per unit (equivalent to $1.38 per annum) effective for unitholders of record on October 31, 2003. During the fourth quarter of 2003 the Fund declared distributions of $13.1 million compared to $12.7 million for the same period in the prior year, an increase of 3%.

CHANGES IN ACCOUNTING POLICY

The Business reviews all revisions to the Canadian Institute of Chartered Accountants ("CICA") Handbook when issued. All revisions are considered and applied by the effective date or earlier if practical.

The following is a discussion of relevant Handbook revisions that were released or became effective during the year ended December 31, 2003:

Handbook Section 1100, Canadian Generally Accepted Accounting Principles ("GAAP"), establishes standards for financial reporting in accordance with GAAP. It describes what constitutes GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles.

Handbook Section 1400, General Standards of Financial Statement Presentations, requires that financial statements should present fairly, in accordance with GAAP, the financial position, results of operations, and cash flows of the Business. They must provide sufficient information about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand the Business' financial position in a manner that is clear and understandable. Comparatives must be included unless the comparative information is not meaningful or GAAP permits otherwise.

Both sections were to be applied prospectively on October 1, 2003. In addition to the accounting policies employed in the development of external financial statements, management has reviewed all transactions subsequent to this date and concluded that all are in compliance with primary sources of GAAP as outlined in Section 1100 and were prepared in accordance with Section 1400.

Accounting Guideline 13 (AcG-13) on hedge accounting, issued by the CICA, presented guidelines for the identification, designation, documentation, and effectiveness of hedging relationships, for the purpose of applying hedge accounting as well as the discontinuance of hedge accounting. The guideline is to be applied to hedging relationships commencing in fiscal periods beginning on or after July 1, 2003.

Interest-rate swaps are used by the Business to effectively fix interest rates on all of its outstanding long-term indebtedness. Management has reviewed the process in which these hedges are identified, designated and documented, as well as the process in which the hedges are continually assessed to determine their effectiveness, and concluded that the process is consistent with AcG-13 and that continual use of hedge accounting is appropriate.

Handbook Section 3063, Impairment of Long-lived Assets, was effective for fiscal periods beginning on or after April 1, 2003. Under this standard, an impairment loss should be recorded when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. Management has reviewed all long-lived assets and concluded that they are carried at amounts that exceed the sum of the undiscounted cash flows expected from their use and eventual disposition, but do not exceed their fair value.

BUSINESS RISK

The following describes certain risks, events and uncertainties that could cause the reported financial information to not necessarily be indicative of future operating results. For a more comprehensive discussion of these and other risks, refer to the Fund's most recently filed Annual Information Form available at www.sedar.com.

Reliance on Contracts with Financial Institution Customers

The Business is dependent upon certain significant financial institutions in providing services for their account holders. Services and products provided to the Business' six major financial institution customers accounted for approximately 72% of the Business' 2003 revenue.

The contracts with financial institution customers are typically for initial terms ranging from three to five years. During 2003, the Business renewed and extended one of its contracts with a major financial institution on terms no less favourable than those in effect prior to extension.

Consolidation in the financial institution industry could affect revenues from cheque supply outsourcing programs. Margins on cheque orders obtained through financial institutions could be pressured as those financial institutions seek their own merger synergies. Typically, upon the merger of branches and systems in a bank combination, the Business has historically assisted the merging banks by supplying replacement cheque product as well as additional services as part of a conversion program.

Competition from Substitute Products

Banking and related industries have introduced alternatives to paper-based payment products including automated teller machines, pre-authorized debits, credit cards, debit cards, and electronic payment systems, such as telephone and web-based payment systems. Additional forms of alternative payment methods, including e-commerce and software programs, are being developed continually and may also compete with the products and services offered by the Business. Use of these payment alternatives as a replacement for cheques negatively affects the number of cheques written and can affect the number of cheque package reorders that the Business receives.

Approximately 47% of the Business' revenues are related to reorders and are, therefore, affected by cheque usage. The balance of the Business' revenues are derived from either new orders or other products unaffected by cheque usage. Approximately 24% of the Business' revenues are related to reorders for cheques on personal chequing accounts and 23% of revenues are for business cheque reorders on current accounts. Management believes that the adoption of alternative payment methods has primarily affected personal cheque reorders, and business cheque reorders to a less significant degree. Management also believes that this occurs as businesses prefer utilizing cheques for managing, controlling and tracking cash flow, whereas individuals often choose payment alternatives based upon convenience. A mitigating trend affecting the number of reorders the Business receives from individuals has been the migration to order quantities which have a fewer number of cheques in a package. While reduced cheque usage lengthens the reorder cycle, migration to cheque packages containing fewer cheques shortens the reorder cycle.

If the Business' revenue related to personal and business cheque reorders decreased by 1%, this would result in a revenue decline of approximately $1.2 million.

Competition from Competitors Supplying Similar Products and Services

Some of the Business' competitors (particularly those in the United States) have economic resources greater than those of the Business and are well-established suppliers.

The Business looks to continually strengthen its leading position in the market segments in which it competes by increasing the value it delivers to its customers. The Business has enhanced and continues to enhance the value of its products, the efficiency of its interactive processes with its customers and its development of new programs.

Development of Products and Service Options

The Business' ability to continue to generate comparable net income and cash flow is based, in part, on the addition of new products and services, which could be sold to existing financial institution customers of the Business. It seeks to add new products and services by leveraging its core capabilities, including electronic order processing, data management, customer contact service and fulfilment capabilities. The Business is bound by a non-competition agreement under which it cannot compete in certain non-cheque related businesses operated by the previous owners of the Davis + Henderson business for a period ending on April 2, 2007. This may limit the ability of the Business to introduce new products or services in those applicable areas.

During 2002, the Business introduced the *eSwitch* program, a service that enables the institution's customers to more conveniently move pre-authorized transactions between accounts, and expanded the supply to small businesses of deposit and related products. In 2003, the Business added an enhanced account-opening program called Cheque*Essentials*, which provides small businesses with high-demand personalized products, such as deposit books, binders and endorsement stamps, bundled together with cheques.

Leverage

The Business has debt service obligations under its credit facilities that mature and are fully repayable on June 30, 2006. As at December 31, 2003, the Business had drawn $67 million of its term facility and is permitted to draw an additional $31 million available for general corporate purposes.

The Business continuously re-examines its financial strategy with the intent of reducing refinancing risk. With respect to interest rate risk, as discussed in more detail in Note 9 to the financial statements, the Business has hedged, with interest-rate swaps, 100% of the total debt currently outstanding for terms ending between March 15, 2004 and June 30, 2008.

Financial Instruments

The main risks to the Business associated with interest-rate swaps are counter-party (credit) risk and early termination risk. The Business mitigates counter-party risk by conducting swaps only with highly rated financial institutions. Should the Business reduce its indebtedness that the swaps relate to, the Business would likely choose also to reduce the relevant swap amounts at such time. To the extent that market interest rates applicable to the remaining term of such swaps are lower than the fixed rate agreed to in the swap, the Business would incur a break cost to do so. The aggregate value of such unrealized loss as at December 31, 2003 was $1.2 million. Under the Business' accounting policies, the relevant portion of such unrealized loss would be recognized within interest expense upon early termination or reduction of the swap amount. Upon maturity of the swaps, or in the event that the Business increases its outstanding indebtedness, the Business would be exposed to the risk that higher interest rates may exist at such time.

Postal Interruption

The Business' profit margins are partially dependent on continued availability of uninterrupted postal delivery service for ongoing distribution of completed cheque orders and, to a lesser extent, receipt of orders from account holders of financial institution customers. A significant portion of the Business' completed orders are sent to account holders through services provided by Canada Post Corporation pursuant to a contract. A prolonged interruption in Canada's postal service, as experienced in late 1997, could have a material adverse affect on the Business' profit margins as it would be required to engage third party delivery organizations to deliver completed orders.

Foreign Exchange Exposure

Revenues and expenses of the business are primarily contracted in Canadian dollars. In January of 2004, the Business began to provide its cheque supply program to the U.S. subsidiary of a Canadian financial institution customer. This long-term supply contract is priced in U.S. dollars. Most of the costs incurred to deliver these programs are also contracted in U.S. dollars. The net profit of this business will be subject to exchange rate fluctuations, but such fluctuations are not expected to be material to the reported results.

OUTLOOK

Based on the Business' targeted objectives of 3% to 5% annual sales growth, the maintenance of operating margins and capital spending for maintenance capital at levels required to support the business, the Fund's objective is to modestly grow distributions to unitholders.

As set out in the Business' statement of strategy, the objective is to grow profits from the core cheque supply program and use the capabilities already in place to introduce and expand complementary products and programs and to serve the Business' Canadian bank customers as they expand their operations in the United States.

The Business' operational plans include many initiatives which, combined, are intended to allow the Business to meet its objectives. Meeting the growth objective is not dependent on any one of the initiatives as most of the new programs and services are individually not large. Examples of such programs include the continued rollout of the security deposit bag program, the pre-authorized credit and debit switching service and the recently implemented Cheque*Essentials* program. Additionally, the continued increase in adoption rate of the Business' Cheque*Central* and Cheque*Advisor* programs is expected to increase the Business' average value per order.

The Business' initiative to service the U.S. subsidiary of a Canadian financial institution customer is one of the larger initiatives. Production under this long-term supply contract started January 1, 2004. While this initiative is expected to increase the revenue base by 3%, margins on this business are lower than those applicable to the Business' Canadian-based business. This service initiative is expected to broaden in time and forms part of the Business' ongoing overall revenue growth objective of 3% to 5%.

The Business' capital program provides for continued annual maintenance expenditures to be funded by the cash flows from operations. The annual cost is expected to increase in line with the growth in business which is expected to be directed primarily towards its call centre activities, the implementation of new programs within the cheque supply business and the maintenance of its information technology infrastructure.

Non-maintenance expenditure plans from 2002 to 2005, which support the development of new programs and services and major production efficiency initiatives, are expected to require $18 million, of which $4.8 million has been spent to date. On the U.S. initiative, to date the Business has spent $1.3 million of the anticipated expenditures of $2 million.

Certain information included in this report is forward looking and based upon assumptions and anticipated results that are subject to risks and uncertainties associated with the Business and the economic environment in which the Business operates. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. Risks and uncertainties are discussed above, as well as in greater detail in the Business' most recently filed Annual Information Form.

January 30, 2004

SUPPLEMENTARY FINANCIAL INFORMATION

OPERATING RESULTS

(see notes below)

(in thousands of Canadian dollars except per unit amounts, unaudited)	Year ended December 31, 2003 (reported)	Three months ended December 31, 2003 (reported)	Three months ended September 30, 2003 (reported)	Three months ended June 30, 2003 (reported)	Three months ended March 31, 2003 (reported)
Sales	$ 251,783	$ 63,636	$ 63,404	$ 62,676	$ 62,067
Cost of goods sold	145,485	36,535	36,564	36,363	36,023
Operating expenses	32,219	8,324	8,108	7,945	7,842
Operating income	74,079	18,777	18,732	18,368	18,202
Interest expense	4,630	1,157	1,151	1,171	1,151
Amortization and income taxes	20,992	5,315	5,292	5,162	5,223
Net income for the period	48,457	12,305	12,289	12,035	11,828
Add:					
Amortization	16,397	3,949	4,106	4,188	4,154
Future income taxes	3,583	1,114	933	717	819
Cash flow from operations	68,437	17,368	17,328	16,940	16,801
Less: Maintenance capital expenditures:					
Capital and other assets	5,210	1,476	1,202	1,312	1,220
Contract payments	3,145	645	625	625	1,250
Distributable cash[1]	$ 60,082	$ 15,247	$ 15,501	$ 15,003	$ 14,331
Net income per unit	$ 1.2778	$ 0.3245	$ 0.3241	$ 0.3174	$ 0.3119
Cash flow from operations per unit	$ 1.8047	$ 0.4579	$ 0.4570	$ 0.4467	$ 0.4431
Distributable cash per unit	$ 1.5844	$ 0.4021	$ 0.4088	$ 0.3956	$ 0.3779
Distributions per unit	$ 1.3599	$ 0.3450	$ 0.3399	$ 0.3399	$ 0.3351

[1] Distributable cash is not a defined term under Canadian generally accepted accounting principles but is determined by the Fund as net income for the period adjusted to remove non-cash expenses, including amortization and future income taxes, and reduced by maintenance capital expenditures. Non-maintenance capital expenditures are not recorded as a reduction from distributable cash as these expenditures are considered non-recurring expenditures which are intended to generate future growth in distributable cash and distributions. Management believes that this earnings measure is a useful supplemental measure of performance as it provides investors with an indication of the amount of cash available for distribution to unitholders. Investors are cautioned, however, that distributable cash should not be construed as an alternative to using net earnings as a measure of profitability or the statement of cash flows. Further, the Fund's method of calculating distributable cash may not be comparable to similarly titled amounts reported by other issuers.

CONDENSED BALANCE SHEET

(in thousands of Canadian dollars, unaudited)	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Cash and cash equivalents	$ 4,981	$ 8,269	$ 14,573	$ 11,255
Other current assets	15,779	17,187	16,000	16,531
Future income taxes	31,715	32,829	33,762	34,479
Capital and other assets	35,396	36,916	38,074	37,605
Goodwill and other intangible assets	370,973	371,556	372,139	372,722
	$ 458,844	$ 466,757	$ 474,548	$ 472,592
Payables and other current liabilities	$ 31,136	$ 32,652	$ 31,223	$ 30,311
Other long-term liabilities	4,980	5,599	6,220	4,323
Long-term indebtedness	67,000	72,000	80,000	80,000
Unitholders' equity	355,728	356,506	357,105	357,958
	$ 458,844	$ 466,757	$ 474,548	$ 472,592

(in thousands of Canadian dollars except per unit amounts, unaudited)	Period ended December 31, 2002 (pro forma)	Three months ended December 31, 2002 (reported)	Three months ended September 30, 2002 (reported)	Three months ended June 30, 2002 (reported)	Three months ended March 31, 2002 (pro forma)[2]	Twelve days ended December 31, 2001 (pro forma)[2]
Sales	$ 232,288	$ 58,938	$ 56,770	$ 56,689	$ 55,862	$ 4,029
Cost of goods sold	130,836	33,020	31,408	31,629	32,189	2,590
Operating expenses	30,743	8,028	7,485	7,525	7,003	702
Operating income	70,709	17,890	17,877	17,535	16,670	737
Interest expense	4,651	1,138	1,183	1,212	994	124
Amortization and income taxes	20,542	5,510	5,054	4,737	4,633	608
Net income for the period	45,516	11,242	11,640	11,586	11,043	5
Add:						
Amortization	17,211	4,426	4,186	4,047	3,961	591
Future income taxes	2,305	831	616	437	421	–
Cash flow from operations	65,032	16,499	16,442	16,070	15,425	596
Less: Maintenance capital expenditures:						
Capital and other assets	5,056	1,245	1,683	1,590	488	50
Contract payments	3,145	645	625	625	1,250	–
Distributable cash[1]	$ 56,831	$ 14,609	$ 14,134	$ 13,855	$ 13,687	$ 546
Net income per unit	$ 1.2003	$ 0.2965	$ 0.3070	$ 0.3055	$ 0.2912	$ 0.0001
Cash flow from operations per unit	$ 1.7149	$ 0.4351	$ 0.4336	$ 0.4238	$ 0.4068	$ 0.0157
Distributable cash per unit	$ 1.4987	$ 0.3853	$ 0.3727	$ 0.3654	$ 0.3609	$ 0.0144
Distributions per unit	$ 1.3627	$ 0.3351	$ 0.3351	$ 0.3249	$ 0.3249	$ 0.0427

[2] The above information sets forth unaudited quarterly information and has been prepared on a pro forma basis as if Davis + Henderson L.P. were 100% owned by Davis + Henderson Income Fund since December 20, 2001 (as compared to 45.4% and 49.9% ownership for the periods ending December 31, 2001, and March 31, 2002, respectively). The pro forma balances presented for the twelve-day period ending December 31, 2001 and for the three-month period ending March 31, 2002 are based on the actual statements of the Fund adjusted to remove the expense related to distributions paid to the non-controlling owner and to increase the number of units outstanding to 37,920,792 as at December 20, 2001 (versus the 17,235,000 units outstanding from December 20, 2001 to January 9, 2002, 18,955,000 units outstanding from January 10, 2002 to April 1, 2002, and 37,920,792 units outstanding subsequent to April 1, 2002).

(in thousands of Canadian dollars unaudited)	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Cash and cash equivalents	$ 12,046	$ 11,876	$ 11,203	$ 8,429	$ 8,730
Other current assets	16,142	15,775	14,749	17,256	15,972
Future income taxes	35,298	36,129	36,745	37,182	37,603
Capital and other assets	39,614	41,196	42,981	43,853	45,175
Goodwill and other intangible assets	373,305	373,889	374,472	185,911	169,648
	$ 476,405	$ 478,865	$ 480,150	$ 292,631	$ 277,128
Payables and other current liabilities	$ 32,778	$ 34,407	$ 33,374	$ 33,845	$ 31,684
Other long-term liabilities	4,789	4,154	5,404	5,413	6,663
Long-term indebtedness	80,000	80,000	80,000	80,000	80,000
Unitholders' equity	358,838	360,304	361,372	173,373	158,781
	$ 476,405	$ 478,865	$ 480,150	$ 292,631	$ 277,128

SUPPLEMENTARY FINANCIAL INFORMATION *continued*

DISTRIBUTION HISTORY

Month	Distributions[1] per unit 2003	2002	2001
January	$ 0.1117	$ 0.1083	$ –
February	0.1117	0.1083	–
March	0.1117	0.1083	–
April	0.1133	0.1083	–
May	0.1133	0.1083	–
June	0.1133	0.1083	–
July	0.1133	0.1117	–
August	0.1133	0.1117	–
September	0.1133	0.1117	–
October	0.1150	0.1117	–
November	0.1150	0.1117	–
December[2]	0.1150	0.1117	0.0427
	$ 1.3599	$ 1.3200	$ 0.0427

[1] Monthly distributions are made to unitholders of record on the last business day of each month and are paid within thirty-one days following each month end.
[2] Distribution paid in 2001 is in respect of the twelve calendar days from December 20, 2001 to December 31, 2001.

TAX ALLOCATION OF DISTRIBUTIONS

The composition of declared distributions had the following tax allocations during the following fiscal periods:

	2003 Amount	Per unit	Percent	2002[1] Amount	Per unit	Percent
Dividend income	$ 10,037	$ 0.2647	19.5%	$ 7,536	$ 0.2302	16.9%
Interest income	35,828	0.9448	69.5%	31,918	0.9742	71.5%
Return of capital	5,702	0.1504	11.0%	5,177	0.1583	11.6%
Total distributions for the period	$ 51,567	$ 1.3599	100.0%	$ 44,631	$ 1.3627	100.0%

[1] Balances presented for 2002 include distributions made to unitholders of record on December 31, 2001.

OTHER STATISTICS

(in thousands of Canadian dollars except per unit amounts)	Three months ended Dec. 31, 2003	Three months ended Sept. 30, 2003	Three months ended June 30, 2003	Three months ended March 31, 2003	Three months ended Dec. 31, 2002	Three months ended Sept. 30, 2002	Three months ended June 30, 2002	Three months ended March 31, 2002	Twelve days ended Dec. 31, 2001
Trading price range of units (TSX: "DHF.UN")									
High	$ 17.50	$ 15.65	$ 15.20	$ 13.69	$ 13.25	$ 12.13	$ 11.25	$ 11.20	$ 10.64
Low	$ 15.10	$ 14.52	$ 12.91	$ 12.48	$ 11.22	$ 10.45	$ 10.00	$ 10.11	$ 9.90
Close	$ 17.45	$ 15.30	$ 15.00	$ 12.94	$ 12.86	$ 12.10	$ 10.95	$ 10.51	$ 10.64
Average daily volume	67	99	82	92	139	165	176	149	266
Number of units outstanding at period end	37,921	37,921	37,921	37,921	37,921	37,921	37,921	18,955	17,235
Market capitilization at period end	$ 661,718	$ 580,188	$ 568,812	$ 490,695	$ 487,661	$ 458,842	$ 415,233	$ 199,217	$ 183,380

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars, unaudited)

As at	March 31, 2004	December 31, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,152	$ 4,981
Accounts receivable	8,640	7,432
Inventory	6,151	6,527
Prepaid expenses	1,107	1,820
	23,050	20,760
Future income taxes (note 2)	30,352	31,715
Capital assets (note 3)	25,035	25,408
Other assets (note 4)	9,554	9,988
Intangible assets (note 5)	11,004	11,588
Goodwill	359,385	359,385
	$ 458,380	$ 458,844
LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 23,946	$ 23,750
Distributions payable to unitholders	4,429	4,361
Current portion of disbursement obligations on customer contracts (note 6)	3,025	3,025
	31,400	31,136
Disbursement obligations on customer contracts (note 6)	3,125	3,625
Obligations relating to employee future benefits (note 7)	1,360	1,355
Long-term indebtedness (note 8)	67,000	67,000
	102,885	103,116
Unitholders' Equity:		
Trust units (note 9)	365,385	365,385
Deficit	(9,890)	(9,657)
	355,495	355,728
Commitments (note 10)		
	$ 458,380	$ 458,844

The accompanying notes are an integral part of these financial statements.

Paul Damp
Trustee

Allan Gotlieb
Trustee

Brad Nullmeyer
Trustee

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(in thousands of Canadian dollars except per unit amounts, unaudited)

Quarter ended	March 31, 2004	March 31, 2003
Sales	$ 68,589	$ 62,067
Cost of sales	41,077	37,414
	27,512	24,653
Operating expenses	7,709	6,451
	19,803	18,202
Interest expense	1,085	1,151
Amortization expense	4,134	4,154
Income before income taxes	14,584	12,897
Income taxes (note 2):		
Current	303	250
Future	1,363	819
	1,666	1,069
Net income for the period	12,918	11,828
Deficit, beginning of period	(9,657)	(6,547)
Distributions	(13,151)	(12,708)
Deficit, end of period	$ (9,890)	$ (7,427)
Net income per trust unit, basic and diluted	$ 0.3407	$ 0.3119

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

Quarter ended	March 31, 2004	March 31, 2003
Cash and cash equivalents provided by (used in):		
OPERATING ACTIVITIES		
Net income	$ 12,918	$ 11,828
Add:		
Amortization expense	4,134	4,154
Future income taxes	1,363	819
	18,415	16,801
Changes in non-cash working capital items	77	(2,106)
Changes in obligations relating to employee future benefits	5	34
	18,497	14,729
FINANCING ACTIVITIES		
Distributions paid to public unitholders	(13,083)	(12,708)
	(13,083)	(12,708)
INVESTING ACTIVITIES		
Expenditures on capital assets	(1,793)	(1,562)
Expenditures on other assets	(1,450)	(1,250)
	(3,243)	(2,812)
Increase (decrease) in cash and cash equivalents for the period	2,171	(791)
Cash and cash equivalents, beginning of period	4,981	12,046
Cash and cash equivalents, end of period	$ 7,152	$ 11,255
Supplementary information:		
Cash interest paid	$ 620	$ 1,088
Cash income taxes paid	$ 421	$ 252

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars except unit and per unit amounts, unaudited)

NATURE OF BUSINESS
Davis + Henderson Income Fund (the "Fund") is a limited purpose trust, formed under the laws of the Province of Ontario by declaration of trust dated November 6, 2001. The Fund was formed to indirectly acquire the partnership units of Davis + Henderson, Limited Partnership ("Davis + Henderson L.P.")

Davis + Henderson L.P. is engaged primarily in the business of providing cheque supply program services to Canadian financial institutions. Davis + Henderson L.P. commenced operations on December 20, 2001, when it acquired the Davis + Henderson business. Simultaneously, on December 20, 2001, the Fund completed an initial public offering and acquired a 45.4% interest in Davis + Henderson L.P. On January 10, 2002, under an over-allotment option, the Fund acquired an additional 4.5% interest in Davis + Henderson L.P. On April 2, 2002, the Fund acquired the remaining balance of Davis + Henderson L.P. and now holds 100%.

1. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared using the following accounting policies generally accepted in Canada and follow the same accounting policies and their method of application as the Fund's consolidated financial statements for the year ended December 31, 2003, which are included in the 2003 Annual Report. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Fund for the year ended December 31, 2003.

The preparation of financial statements requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and sales and expenses during the reporting period. Actual results could differ from these estimates.

Principles of Consolidation
The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries, consisting of D + H Holdings Corp. ("D + H Holdings"), Davis + Henderson G.P. Inc., and Davis + Henderson L.P. All inter-company transactions and accounts have been eliminated upon consolidation.

Financial Instruments
The Fund's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, disbursement obligations on customer contracts, distributions payable to unitholders, interest-rate swaps and long-term indebtedness. The Fund does not enter into financial instruments for trading or speculative purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Credit Risk The Fund's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and interest-rate swaps. The Fund, in its normal course of business, is exposed to credit risk from its customers. The Fund is exposed to credit loss in the event of non-performance by counterparties to the interest-rate swaps but does not anticipate non-performance by these counterparties. Concentrations of credit risk with respect to accounts receivable are limited due to the credit rating of customers serviced by the Fund and the generally short payment terms.

Fair Value The fair value of indebtedness that bears interest at fixed rates is based on discounted future cash flows using rates currently available for debt of similar terms and maturities. The carrying value of other financial instruments, being cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portion of the disbursement obligations on customer contracts, approximates fair value due to their short-term maturities.

Derivative Financial Instruments Derivative financial instruments are utilized to reduce interest-rate risk on the Fund's debt. The Fund's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Fund believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the (notional) principal amount and the interest-rate basis in the instruments all match the terms of the debt instrument being hedged.

Interest-rate swap agreements are used as part of the Fund's program to manage the fixed and floating interest rate mix of the Fund's total debt outstanding and related overall cost of borrowing. The interest-rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based and are recorded as an adjustment of interest expenses on the hedged debt instrument. The related amount payable to or receivable from swap counterparties is included as an adjustment to accrued interest.

In the event of a termination of an interest-rate swap agreement, gains and losses would be deferred under other current, or non-current, assets or liabilities on the balance sheet and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishments of the debt obligation, any realized or unrealized gain or loss from the swap is recognized in the consolidated statement of income at the time of extinguishment.

Cash and Cash Equivalents

All temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

The Fund and its subsidiaries maintain cash balances in bank deposit accounts or investments in amounts that exceed federally insured limits. The Fund has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

Inventory

Inventory of raw materials is stated at the lower of cost and replacement cost. Cost is determined on a first-in, first-out basis.

Capital Assets

Capital assets are recorded at cost. Amortization is provided annually at rates calculated to write off the assets over their estimated useful lives as follows:

Computer, furniture and fixtures	10% to 30% declining balance
Machinery and equipment	10% to 20% declining balance
Leasehold improvements	straight-line over term of the lease

Deferred Charges

The Fund capitalizes direct costs related to the development of new products and services until the commencement of commercial operation, at which time all related costs are amortized on a straight-line basis over their estimated useful life.

Payments associated with certain major customer contracts are amortized over the term of the related long-term supply contracts.

Goodwill

Goodwill reflects the price paid for the Davis + Henderson business in excess of the fair market value of net tangible assets and identifiable intangible assets acquired. Goodwill is not amortized but is tested for impairment annually.

Intangible Assets

Intangible assets represent the fair market value of rights related to the cheque supply outsourcing contracts obtained by the Fund upon the acquisition of the Davis + Henderson business. Intangible assets are amortized over seven years. The carrying value of the intangible assets is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Revenue Recognition

The Fund is the principal on all sales transactions and has presented sales based on the gross amount billed to the customers. Revenue for services and products sales are recognized when the services are completed and the products are shipped.

Net Income per Unit

Net income per unit is calculated by dividing net income by the weighted average number of units outstanding during the period.

Foreign Currency Translation

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are included in income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Future Income Taxes

Future income taxes of the Fund's subsidiary are determined using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined on the basis of differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Employee Future Benefits

The Fund provides certain post-retirement benefits for eligible employees, which are not funded. These benefits include health care, life insurance and dental benefits. Obligations under the post-retirement benefit plan are actuarially determined and are accrued by the Fund.

For the Fund's defined contribution pension plan, annual pension expense is based on the Fund's required contribution to the plan during the period.

2. INCOME TAXES

Income tax obligations relating to distributions from the Fund are the obligations of the unitholders and, accordingly, no provision for income taxes on the income of the Fund has been made. A provision for income taxes is recognized for the Fund's subsidiary, D + H Holdings, as this subsidiary is subject to tax, including large corporations tax.

The provision for income taxes in the consolidated statement of income represents an effective rate different from the Canadian statutory rate of 34.11% (Q1 2003 – 33.63%). The differences are as follows:

		Quarter ended
	March 31, 2004	March 31, 2003
Income before income taxes	$ 14,584	$ 12,897
Income subject to tax in the hands of the unitholders	10,439	10,051
Income of subsidiary company	4,145	2,846
Canadian statutory rate	34.11%	33.63%
Income taxes at statutory rate	1,414	957
Increase (decrease) resulting from:		
Large corporations tax	197	250
Corporate minimum tax	106	—
Net tax effect of expenses that are deductible for income tax purposes	(51)	(138)
Income tax expense, current and future	$ 1,666	$ 1,069

The tax effect of temporary differences of the Fund's subsidiary that give rise to significant portions of the future income tax assets is presented below:

	March 31, 2004	As at December 31, 2003
Future income tax assets:		
Goodwill	$ 27,481	$ 28,451
Capital assets	(1,521)	(1,386)
Loss carryforward	3,974	4,339
Other	418	311
	$ 30,352	$ 31,715

Loss carryforward is available to claim against income taxes up to 2011.

3. CAPITAL ASSETS

As at March 31, 2004	Cost	Accumulated amortization	Net
Computer, furniture and fixtures	$ 25,689	$ 13,445	$ 12,244
Machinery and equipment	13,605	3,027	10,578
Leasehold improvements	4,092	1,879	2,213
	$ 43,386	$ 18,351	$ 25,035

As at December 31, 2003	Cost	Accumulated amortization	Net
Computer, furniture and fixtures	$ 24,360	$ 11,889	$ 12,471
Machinery and equipment	13,566	2,647	10,919
Leasehold improvements	3,667	1,649	2,018
	$ 41,593	$ 16,185	$ 25,408

Amortization during the quarter ended March 31, 2004 was $2,166 (Q1 2003 – $2,074).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

4. OTHER ASSETS

	March 31, 2004	As at December 31, 2003
Cost:		
Long-term supply contracts	$ 19,446	$ 18,495
Deferred charges and other	2,352	2,353
	21,798	20,848
Accumulated amortization	(12,244)	(10,860)
	$ 9,554	$ 9,988

Amortization during the quarter ended March 31, 2004 was $1,384 (Q1 2003 – $1,497).

5. INTANGIBLE ASSETS

	March 31, 2004	As at December 31, 2003
Cost	$ 16,328	$ 16,328
Accumulated amortization	(5,324)	(4,740)
	$ 11,004	$ 11,588

Amortization during the quarter ended March 31, 2004 was $584 (Q1 2003 – $583).

6. DISBURSEMENT OBLIGATIONS ON CUSTOMER CONTRACTS

	March 31, 2004	As at December 31, 2003
Current portion	$ 3,025	$ 3,025
Long-term portion	3,125	3,625
Total disbursement obligations on customer contracts	$ 6,150	$ 6,650

The Fund has customer contract disbursement obligations payable as of March 31, 2004 as follows, for the years ending:

December 31, 2004	$ 2,525
December 31, 2005	2,375
December 31, 2006	1,250
	$ 6,150

7. EMPLOYEE FUTURE BENEFITS

The Fund's principal pension plan is the "Defined Contribution Pension Plan for the Employees of Davis + Henderson," a defined contribution pension plan that provides pensions to substantially all employees with greater than two years of service. Total expense for the Fund's defined contribution pension plan for the quarter ended March 31, 2004 was $0.3 million (Q1 2003 – $0.3 million).

In addition to the Fund's pension plan, the Fund also provides certain health care, life insurance and dental benefits to eligible employees under a non-pension post-retirement benefit plan. Information about the Fund's non-pension post-retirement benefit plan is as follows:

	March 31, 2004	As at December 31, 2003
Accrued non-pension post-retirement benefit obligation		
Balance at beginning of period	$ 1,355	$ 1,289
Service cost – benefits earned	12	50
Interest cost	21	84
Benefits paid	(28)	(68)
Balance at end of period	1,360	1,355
Accrued non-pension post-retirement benefit liability		
Plan deficit	1,360	1,355
Accrued non-pension post-retirement benefit liability	$ 1,360	$ 1,355

	March 31, 2004	Quarter ended March 31, 2003
Fund expense		
Service cost – benefits earned	$ 12	$ 12
Interest cost	21	21
Net non-pension post-retirement plan expense	$ 33	$ 33
Actuarial assumptions		
Discount rate	6.75%	6.75%
Medical inflation[1]	9.00%	9.00%
Dental inflation	5.00%	5.00%

[1] Medical inflation is assumed to be 9% in 2004, grading down to 5% in 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

8. LONG-TERM INDEBTEDNESS

		As at
	March 31, 2004	December 31, 2003
Non-revolving term loan	$ 60,000	$ 60,000
Revolving credit facility	7,000	7,000
	$ 67,000	$ 67,000

The Fund has $98 million of term credit facilities due June 30, 2006 (December 31, 2003 – $98 million), consisting of a $60 million non-revolving term loan and a $38 million revolving credit facility. The facilities bear interest at rates that depend on certain financial ratios of the Fund and vary in accordance with borrowing rates in Canada and the United States. The credit facilities, including any hedge contracts with the lenders, are secured in first priority by a pledge of substantially all of the Fund's assets and by a pledge of the Fund's indirect ownership interests in Davis + Henderson L.P.

As of March 31, 2004, the Fund has entered into interest-rate swap hedge contracts with its lenders, such that the borrowing rates on $56 million or 83.6% of its outstanding term indebtedness are effectively fixed at interest rates of between 5.89% and 7.33% per annum for terms ending between December 15, 2004 and June 30, 2008. As of March 31, 2004, the fair value of outstanding interest-rate swaps was approximately $1.9 million (December 31, 2003 – $1.2 million), which the Fund would be required to pay if it were to close out the contracts.

The terms of two interest-rate swap hedge contracts extend beyond the current term of the credit facilities. The Fund anticipates that the credit facilities will be extended prior to its current due date of June 30, 2006. As at March 31, 2004, the fair value of these two outstanding interest-rate swaps was approximately $0.7 million, which the Fund would be required to pay if it were to close out the contracts.

9. TRUST UNITS

An unlimited number of trust units may be issued by the Fund pursuant to the Fund's declaration of trust. Each unit is transferable and represents an equal, undivided beneficial interest in any distributions from the Fund and in the net assets of the Fund. All units are of the same class with equal rights and privileges and are not subject to future calls or assessments. Each unit entitles the holder to one vote at all meetings of unitholders. Trust unit transactions from inception of the Fund were as follows:

	Number of units	Gross proceeds	Issuance costs	Net proceeds
Initial issuance of trust units, December 20, 2001	17,235,000	$ 172,350	$ 11,910	$ 160,440
Units issued January 10, 2002	1,720,000	17,200	989	16,211
Units issued April 2, 2002	18,965,792	199,141	10,407	188,734
Balances, March 31, 2004 and 2003	37,920,792	$ 388,691	$ 23,306	$ 365,385

The weighted average number of units outstanding for the quarter ended March 31, 2004 and 2003 was 37,920,792.

10. COMMITMENTS

As of March 31, 2004, the Fund has annual lease obligations with respect to real estate, vehicles and equipment as follows for the years ending:

December 31, 2004	$ 2,343
December 31, 2005	2,685
December 31, 2006	2,446
December 31, 2007	684
December 31, 2008	518
Thereafter	1,701
	$ 10,377

11. RELATED PARTY TRANSACTIONS

The Fund has a supplies and equipment maintenance contract with an entity related to an Officer of the Fund. Total amount paid during the quarter ended March 31, 2004 was $29 (Q1 2003 – $26). Based on a review of amounts charged by third parties for similar services, the Fund determined the contract to be at fair market value.

12. SIGNIFICANT CUSTOMERS

The Fund operates in one segment, an integrated service offering to Canadian financial institutions and their account holders. For the quarter ended March 31, 2004, the Fund earned 74% of its revenue from its six largest customers.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

SUPPLEMENTARY FINANCIAL INFORMATION

Operating Results by Period[1]

(see notes below)

(in thousands of Canadian dollars except per unit amounts, unaudited)	Three months ended March 31, 2004 (reported)	Three months ended December 31, 2003 (reported)	Three months ended September 30, 2003 (reported)	Three months ended June 30, 2003 (reported)	Three months ended March 31, 2003 (reported)
Sales	$ 68,589	$ 63,636	$ 63,404	$ 62,676	$ 62,067
Cost of sales[1]	41,077	38,230	38,061	37,683	37,414
Operating expenses[1]	7,709	6,629	6,611	6,625	6,451
Operating income	19,803	18,777	18,732	18,368	18,202
Interest expense	1,085	1,157	1,151	1,171	1,151
Amortization and income taxes	5,800	5,315	5,292	5,162	5,223
Net income for the period	12,918	12,305	12,289	12,035	11,828
Add:					
Amortization	4,134	3,949	4,106	4,188	4,154
Future income taxes	1,363	1,114	933	717	819
Cash flow from operations	18,415	17,368	17,328	16,940	16,801
Less: Maintenance capital expenditures:					
Capital and other assets	1,696	1,476	1,202	1,312	1,220
Contract payments	1,250	645	625	625	1,250
Distributable cash[2]	$ 15,469	$ 15,247	$ 15,501	$ 15,003	$ 14,331
Distributions declared	$ 13,151	$ 13,083	$ 12,889	$ 12,889	$ 12,707
Net income per unit	$ 0.3407	$ 0.3245	$ 0.3241	$ 0.3174	$ 0.3119
Cash flow from operations per unit	$ 0.4856	$ 0.4579	$ 0.4570	$ 0.4467	$ 0.4431
Distributable cash per unit	$ 0.4079	$ 0.4021	$ 0.4088	$ 0.3956	$ 0.3779
Distributions per unit	$ 0.3468	$ 0.3450	$ 0.3399	$ 0.3399	$ 0.3351

[1] Certain comparative figures have been reclassified to conform to the current period's presentation.

[2] Distributable cash is not a defined term under Canadian generally accepted accounting principles but is determined by the Fund as net income for the period adjusted to remove non-cash expenses, including amortization and future income taxes, and reduced by maintenance capital expenditures. Non-maintenance capital expenditures are not recorded as a reduction from distributable cash as these expenditures are considered non-recurring expenditures which are intended to generate future growth in distributable cash and distributions. Management believes that this earnings measure is a useful supplemental measure of performance as it provides investors with an indication of the amount of cash available for distribution to unitholders. Investors are cautioned, however, that distributable cash should not be construed as an alternative to using net earnings as a measure of profitability or the statement of cash flows. Further, the Fund's method of calculating distributable cash may not be comparable to similarly titled amounts reported by other issuers.

Condensed Balance Sheet

(in thousands of Canadian dollars except per unit amounts, unaudited)	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Cash and cash equivalents	$ 7,152	$ 4,981	$ 8,269	$ 14,573	$ 11,255
Other current assets	15,898	15,779	17,187	16,000	16,531
Future income taxes	30,352	31,715	32,829	33,762	34,479
Capital and other assets	34,589	35,396	36,916	38,074	37,605
Goodwill and other intangible assets	370,389	370,973	371,556	372,139	372,722
	$ 458,380	$ 458,844	$ 466,757	$ 474,548	$ 472,592
Payables and other current liabilities	$ 31,400	$ 31,136	$ 32,652	$ 31,223	$ 30,311
Other long-term liabilities	4,485	4,980	5,599	6,220	4,323
Long-term indebtedness	67,000	67,000	72,000	80,000	80,000
Unitholders' equity	355,495	355,728	356,506	357,105	357,958
	$ 458,380	$ 458,844	$ 466,757	$ 474,548	$ 472,592

Distribution History

Month	2004	2003	2002	Distributions[1] per unit 2001
January	$ 0.1150	$ 0.1117	$ 0.1083	$ —
February	0.1150	0.1117	0.1083	—
March	0.1168	0.1117	0.1083	—
April		0.1133	0.1083	—
May		0.1133	0.1083	—
June		0.1133	0.1083	—
July		0.1133	0.1117	—
August		0.1133	0.1117	—
September		0.1133	0.1117	—
October		0.1150	0.1117	—
November		0.1150	0.1117	—
December[2]		0.1150	0.1117	0.0427
	$ 0.3468	$ 1.3599	$ 1.3200	$ 0.0427

[1] Monthly distributions are made to unitholders of record on the last business day of each month and are paid within 31 days following each month end.

[2] Distribution paid in 2001 is in respect of the 12 calendar days from December 20, 2001 to December 31, 2001.

SUPPLEMENTARY FINANCIAL INFORMATION *continued*

Tax Allocation of Distributions

The distributions declared for the quarter ended March 31, 2004 have been estimated as follows for income tax purposes:

	2004 Percent
Dividend income	20.7%
Interest income	70.0%
Return of capital	9.3%
Total distributions for the period	100.0%

Other Statistics

(in thousands of dollars except per unit amounts)	Three months ended March 31, 2004	Three months ended December 31, 2003	Three months ended September 30, 2003	Three months ended June 30, 2003	Three months ended March 31, 2003
Trading price range of units (TSX: "DHF.UN")					
High	$ 19.40	$ 17.50	$ 15.65	$ 15.20	$ 13.69
Low	$ 16.71	$ 15.10	$ 14.52	$ 12.91	$ 12.48
Close	$ 19.40	$ 17.45	$ 15.30	$ 15.00	$ 12.94
Average daily volume	92	67	99	82	92
Number of units outstanding at period end	37,921	37,921	37,921	37,921	37,921
Market capitalization at period end	$ 735,663	$ 661,718	$ 580,188	$ 568,812	$ 490,695

MANAGEMENT'S DISCUSSION & ANALYSIS

The Management's Discussion and Analysis ("MD&A") for the first quarter of 2004 should be read in conjunction with the MD&A in the Fund's Annual Report for the year ended December 31, 2003 and the attached interim unaudited consolidated financial statements. External economic and industry factors remain substantially unchanged, unless otherwise stated.

STRATEGY

The Davis + Henderson Income Fund's (the "Fund" or the "Business") financial goal and strategies are unchanged from those expressed in the 2003 Annual Report. The Fund remains focused on delivering stable and growing cash distributions to unitholders through three key strategies: growing profits from the core cheque supply program, introducing and expanding complementary products and programs to Canadian financial institutions, and serving our Canadian bank customers as they expand their operations in the United States.

Results from the first quarter ended March 31, 2004, are in line with the strategies and consistent with management's expectations.

OPERATING RESULTS FOR THE FIRST QUARTER

Statement of Income

(in thousands of Canadian dollars except per unit amounts, unaudited)	March 31, 2004	Quarter ended March 31, 2003
Sales	$ 68,589	$ 62,067
Cost of sales	41,077	37,414
Operating expenses	7,709	6,451
Operating income	19,803	18,202
Interest expense	1,085	1,151
Amortization and income taxes	5,800	5,223
Net income	$ 12,918	$ 11,828
Net income, basic and diluted	$ 0.3407	$ 0.3119

For the three months ended March 31, 2004, the Business recorded sales of $68.6 million, up $6.5 million, or 10.5%, over the prior year's first quarter sales of $62.1 million. On January 1, 2004, the Business commenced delivery of products and services under its long-term cheque supply contract with RBC Centura Bank of Raleigh, North Carolina, a member of RBC Financial Group. The implementation of this initiative, together with an extra business day in the quarter as a result of 2004 being a leap year, contributed to an increase in sales in the first quarter of 2004. Excluding the impact of the revenues from the new contract and the leap year effect, sales increased by $3.7 million, or 6.0%, over the same period last year. The balance of this year-over-year growth was related primarily to increased values of orders received as a result of program enhancements and the continued migration of orders to Cheque*Advisor* and Cheque*Central*, our call centre and web-based order programs.

With the continued success of the Cheque*Advisor* program, the call centres have become more integrated with the ordering and delivery of our products. The Fund, to better present the cost of this sales activity, has reclassified all customer service costs from operating expenses to cost of sales. All comparative balances presented have been adjusted to reflect this new presentation. There is no impact on sales, operating income or distributable cash as a result of this reclassification.

Gross profit for the quarter increased by $2.9 million to $27.5 million compared with the same period last year. Gross margin for the three months ended March 31, 2004 was 40.1% compared with 39.7% for the first quarter of 2003. The increase in gross profit percentage is attributed to continual investments in technology and processes resulting in increased production efficiencies, partially offset by lower margins earned on U.S. sourced business.

Operating expenses increased by $1.3 million, or 19.5%, during the first quarter of 2004 when compared to the first quarter of 2003. The Business increased spending in technology services both as a result of the implementation of the U.S. operations, and continuing activities directed towards the Cheque*Central* and Cheque*Advisor* programs. The Business also increased spending on new product launch support costs and on employee compensation. Management continues to manage its expense plans in relation to the revenue growth and the Fund's overall objective of growing its distributions.

Operating income increased by $1.6 million, or 8.8%, over the same period last year and, as referred to above and among other factors, benefited from the extra business day created by the leap year. Operating income as a percentage of sales was unchanged year-over-year.

Net interest expense decreased from $1.2 million for the three months ended March 31, 2003 to $1.1 million for the three months ended March 31, 2004. Lower interest expenses associated with the $13 million reduction in long-term indebtedness since the first quarter of 2003 were partially offset by lower interest income as a result of decreased cash balances.

Amortization during the first quarter remained consistent with amounts recorded in the same quarter in the prior year.

Income taxes increased by $0.6 million to $1.7 million mainly due to increased profits and was primarily related to the future income tax charge. The impact of reducing large corporations tax, which is expected to be eliminated by 2008, has been offset by an increase in corporate minimum tax.

With respect to the delivery of products and services under the U.S. cheque supply contract, the Business does not have a permanent establishment in the United States for purposes of determining tax liability and therefore does not have United States income tax liability.

Net income of $12.9 million for the quarter ended March 31, 2004, increased $1.1 million, or 9.2%, when compared with the same quarter in the previous year.

MANAGEMENT'S DISCUSSION & ANALYSIS *continued*

Statement of Distributable Cash

(in thousands of Canadian dollars except per unit amounts, unaudited)	March 31, 2004	Quarter ended March 31, 2003
Net income for the period	$ 12,918	$ 11,828
Add:		
Amortization	4,134	4,154
Future income taxes	1,363	819
	18,415	16,801
Less:		
Maintenance capital expenditures		
Capital and other assets	1,696	1,220
Contract payments	1,250	1,250
Distributable cash	$ 15,469	$ 14,331
Distributions declared	$ 13,151	$ 12,707
Net income per unit	$ 0.3407	$ 0.3119
Distributable cash per unit	$ 0.4079	$ 0.3779
Distributions per unit	$ 0.3468	$ 0.3351

Distributable cash is not a defined term under Canadian generally accepted accounting principles but is determined by the Fund as net income for the period adjusted to remove non-cash items, including amortization and future income taxes, and reduced by maintenance capital expenditures. Non-maintenance capital expenditures are not recorded as a reduction from distributable cash since these expenditures are considered non-recurring and are intended to generate future growth in distributable cash and distributions.

Management believes that distributable cash is a useful supplemental measure of performance as it provides investors with an indication of the amount of cash available for distribution to unitholders. Investors are cautioned, however, that distributable cash should not be construed as an alternative to using net earnings as a measure of profitability or the statement of cash flows. Further, the Fund's method of calculating distributable cash may not be comparable to similarly titled amounts reported by other issuers.

Distributable cash increased by $1.1 million, or 7.9%, to $15.5 million during the first quarter of 2004 relative to $14.3 million recorded in the first quarter of 2003. This increase was primarily attributed to the growth in net income, partially offset by the increases in maintenance capital expenditures of $0.5 million. Maintenance capital expenditures will fluctuate based on the timing differences in implementing the Business' capital plan. However, management's expectations are that total fiscal year 2004 capital maintenance expenditures will be higher than fiscal year 2003 as capital is invested to support the growth in the core cheque supply business and to replace certain components of its existing computer and telephony infrastructure.

In March 2004, the Fund announced an increase in its monthly distributions from $0.1150 per unit (equivalent to $1.38 per annum) to $0.1168 per unit (equivalent to $1.40 per annum) effective for unitholders of record on March 31, 2004. During the first quarter of 2004, the Fund declared distributions of $13.2 million compared to $12.7 million for the same period in the prior year, an increase of 3.5%.

SUMMARY OF QUARTERLY RESULTS

Eight Quarter Statement of Income – Summary

(in thousands of Canadian dollars except per unit amounts, unaudited)

	2004 Q1	Q4	Q3	Q2	2003 Q1	Q4	Q3	2002 Q2
Sales	$ 68,589	$ 63,636	$ 63,404	$ 62,676	$ 62,067	$ 58,938	$ 56,770	$ 56,689
Operating income	19,803	18,777	18,732	18,368	18,202	17,890	17,877	17,535
Net income	12,918	12,305	12,289	12,035	11,828	11,242	11,640	11,586
Net income per unit, basic and diluted	$ 0.3407	$ 0.3245	$ 0.3241	$ 0.3174	$ 0.3119	$ 0.2965	$ 0.3070	$ 0.3055

Eight Quarter Statement of Distributable Cash – Summary

(in thousands of Canadian dollars except per unit amounts, unaudited)

	2004 Q1	Q4	Q3	Q2	2003 Q1	Q4	Q3	2002 Q2
Distributable cash	$ 15,469	$ 15,247	$ 15,501	$ 15,003	$ 14,331	$ 14,609	$ 14,134	$ 13,855
Distributions declared	13,151	13,083	12,889	12,889	12,707	12,707	12,707	12,320
Distributable cash per unit	$ 0.4079	$ 0.4021	$ 0.4088	$ 0.3956	$ 0.3779	$ 0.3853	$ 0.3727	$ 0.3654
Distributions per unit	$ 0.3468	$ 0.3450	$ 0.3399	$ 0.3399	$ 0.3351	$ 0.3351	$ 0.3351	$ 0.3249

CASH FLOW AND LIQUIDITY

Summary of Cash Flows Activities

(in thousands of Canadian dollars, unaudited)	March 31, 2004	Quarter ended March 31, 2003
Cash flows from operating activities	$ 18,497	$ 14,729
Cash flows used for distributions	(13,083)	(12,708)
Cash flows used in other financing activities	—	—
Cash flows from investing activities	(3,243)	(2,812)
Net change in cash	$ 2,171	$ (791)

Cash Flows from Operating Activities

During the quarter ended March 31, 2004, the Business generated $18.4 million in cash flow from operating activities before changes in non-cash working capital items, an increase of $1.6 million, or 9.6%, over the same period in the prior year. This increase was related to the growth in net income as described earlier in this report. The net non-cash working capital balance remained consistent with the balance at December 31, 2003 as increases in receivables were offset by decreases in inventory and prepaid amounts. In the quarter ended March 31, 2003, the Business' cash flow from operating activities of $14.7 million reflected the investment of cash in non-cash working capital items of $2.1 million. This investment was reduced in the subsequent quarter of 2003.

Cash Flows Used for Distributions and Other Financing Activities

Monthly distributions are declared by the Fund for unitholders of record on the last business day of each month and are paid within 31 days following each month end. As at March 31, 2004 and April 16, 2004, 37,920,792 trust units were outstanding. This total amount has remained unchanged since April 2, 2002.

During the quarter ended March 31, 2004, the Fund paid distributions of $13.1 million, compared to $12.7 million for the same period in the prior year. This is an increase of 3.0% and is consistent with the Fund's financial goal of delivering stable and growing cash distributions to unitholders.

The Business did not engage in any other financing activities during the first quarter of 2004 or the first quarter of 2003.

Expenditures on Capital and Other Assets

(in thousands of Canadian dollars, unaudited)	March 31, 2004	Quarter ended March 31, 2003
Maintenance capital		
Machinery and equipment	$ 38	$ 145
Computer equipment and software	1,193	1,075
Other	465	—
Total maintenance capital	1,696	1,220
Contract payments, maintenance	1,250	1,250
Total maintenance expenditures	2,946	2,470
Non-maintenance capital		
New programs	97	—
Production efficiency initiatives	—	342
Total non-maintenance capital	97	342
Contract payments, non-maintenance	200	—
Total non-maintenance expenditures	297	342
Total capital investments	$ 3,243	$ 2,812

The table above sets out capital expenditures, which include both capital assets and payments under customer contracts. The Fund has various payment obligations under customer contracts. Certain long-term customer contracts provide for contract or program initiation payments to be made and these are treated as non-maintenance capital in that they are not regularly recurring disbursements. Other customer contract payments are made annually over the life of the contract and therefore are treated as recurring maintenance capital. The aggregate of all contract payments, both fixed and variable, recognize, among other things, the high degree of integration and sharing between Davis + Henderson and the financial institutions of the many activities related to ordering, data handling, customer service and other activities undertaken by financial institutions as part of the operation of the cheque supply and other programs.

The Fund's capital program provides for continued annual maintenance expenditures to be funded by the cash flow from operations. The annual cost is expected to increase in line with the growth in business, which is expected to be primarily directed towards its call centre activities, the implementation of new programs within the cheque supply business and the maintenance of its technology infrastructure.

Non-maintenance expenditure plans for fiscal 2002 to 2005, which support the development of new programs and services, major production efficiency initiatives and certain contract payments, as described above, are expected to total approximately $18.0 million, of which $4.9 million has been spent to date on asset additions and $2.8 million on contract initiation payments.

Cash Balances and Long-term Indebtedness

At March 31, 2004, cash and cash equivalents totalled $7.2 million, compared to $5.0 million at December 31, 2003. The Fund, from time to time, may apply portions of its cash balances to reduce the outstanding balance of its credit facilities, in order to more effectively manage its capital, but did not make any debt reduction payments this quarter.

As at March 31, 2004, total long-term indebtedness was $67.0 million, unchanged since the Fund's prior fiscal year end of December 31, 2003.

The Business continues to have access to $98 million of term credit facilities due June 30, 2006, which consist of a $60 million non-revolving term loan and a $38 million revolving credit facility. As of March 31, 2004, and consistent with December 31, 2003, the Business had drawn $60.0 million under the non-revolving term loan and $7.0 million under the revolving credit facility. The Business is permitted to draw on the revolving facility's available balance of $31 million to fund capital expenditures or for other general corporate purposes.

The Business' credit facilities bear interest on a floating-rate basis. At the end of the first quarter in 2002, the Business implemented a hedging program, fixing interest rates on 60% of its then outstanding debt. In July 2003, the Business entered into two additional interest-rate swaps such that 100% of the debt was hedged. On March 15, 2004, one of the hedges matured with the result that 83% of the currently outstanding debt is now hedged.

The Business has fixed interest rates on $56 million of its outstanding debt at rates of between 5.89% and 7.33%. The average effective interest rate applicable to the Fund's total indebtedness was 6.1% as of March 31, 2004.

Cash flow from operations together with cash balances on hand and unutilized term credit facilities are expected to be sufficient to fund the Business' operating requirements, capital expenditures and anticipated distributions.

ACCOUNTING ESTIMATES

A long-term incentive plan for management was implemented on January 1, 2004, which, subject to the performance criteria and vesting terms, would be paid shortly after December 31, 2006. For the first quarter of 2004, a pro-rated portion of the estimated ultimate obligation, assuming key goals and objectives are met, was recognized in operating expenses. A key assumption in making this estimate was the use of the current unit price at March 31, 2004. For a full description of this plan, please see the Management Information Circular dated March 15, 2004, available on SEDAR at www.sedar.com.

OUTLOOK

During the first quarter, and for the remaining quarters of fiscal 2004, the percentage of year-over-year revenue growth will benefit from the inclusion of RBC Centura Bank revenues. This, in turn, is expected to allow the Business to exceed, in fiscal 2004, its long-term annual revenue growth objective of 3% to 5%. The contribution margin from the RBC Centura Bank business is expected to be less than the average margin for the balance of Davis + Henderson's business and, as such, will have a modest impact on cash flow. The Business' long range objectives remain unchanged, with targeted sales growth of 3% to 5% and the maintenance of operating margins with the overall objective to modestly grow distributions.

As set out in the Business' statement of strategy, the objective is to grow profits from the core cheque supply program and use the capabilities already in place to introduce and expand complementary products and programs and to serve the Business' Canadian bank customers as they expand their operations in the United States.

The Business' operational plans include many initiatives which, combined, are intended to allow the Business to meet its objectives. Meeting the growth objective is not dependent on any one of the initiatives as most of the new programs and services are individually not large. Examples of such programs include the continued rollout of the security deposit bag program, the pre-authorized credit and debit switching service and the recently implemented Cheque*Essentials* program. Additionally, the continued increase in adoption rate of the Business' Cheque*Central* and Cheque*Advisor* programs is expected to increase the Business' average value per order.

The Business' capital program provides for continued annual maintenance expenditures to be funded by cash flows from operations. The annual cost is expected to increase in line with the growth in business, which is expected to be directed primarily towards its call centre activities, the implementation of new programs within the cheque supply business and the maintenance and some replacement of its technology infrastructure.

Non-maintenance expenditure plans for fiscal 2002 through 2005, which support the development of new programs and services and major production efficiency initiatives and for non-recurring contract payments, are expected to require $18 million, of which $4.9 million has been spent to date on asset additions and $2.8 million on contract initiation payments. With respect to its U.S. initiative, to date the Business has spent $1.3 million of anticipated expenditures of $2 million.

Certain information included in this report is forward looking and based upon assumptions and anticipated results that are subject to risks and uncertainties associated with Davis + Henderson's business and the economic environment in which the Business operates. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. Risks and uncertainties are discussed above, as well as in greater detail in the Fund's most recently filed Annual Information Form available on SEDAR.

April 16, 2004

Davis + Henderson

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Units") of Davis + Henderson Income Fund (the "Fund") will be held at 4:00 p.m. (Toronto time) on May 4, 2004 at The TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario for the following purposes:

(1) to receive the financial statements of the Fund for the period ended December 31, 2003 and the report of the auditors on those statements;

(2) to elect trustees of the Fund (the "Trustees") for the ensuing year;

(3) to appoint auditors for the ensuing year and to authorize the Trustees to fix the remuneration to be paid to the auditors; and

(4) to transact all other business as may properly come before the Meeting and any and all adjournments of the Meeting.

The accompanying management information circular provides additional information relating to matters to be dealt with at the Meeting and forms part of this Notice.

DATED at Toronto, Ontario this **15th day of March 2004**

By Order of the Trustees

Catherine Martin
Secretary

Note: If you are a Unitholder and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company so as to arrive not later than 5:00 p.m. (Toronto time) on April 30, 2004 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any reconvened meeting or be deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any reconvened meeting. The enclosed form of proxy may be returned by facsimile to 416-368-2502, or by mail (a) in the enclosed envelope, or (b) in an envelope addressed to CIBC Mellon Trust Company, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9. Only Unitholders of record at the close of business on April 1, 2004 will be entitled to notice of the Meeting or adjournment thereof, except that a person who has acquired Units subsequent to such date will be entitled to vote such Units upon making a written request to that effect by no later than 10 days before the Meeting to the Secretary of the Fund and establishing ownership of Units

Davis + Henderson Income Fund

MANAGEMENT INFORMATION CIRCULAR

The purpose of the annual meeting (the "Meeting") of holders (the "Unitholders") of trust units (the "Units") of Davis + Henderson Income Fund (the "Fund") is to receive the 2003 financial statements of the Fund, to elect trustees of the Fund (the "Trustees"), to appoint auditors and to transact all other business as may properly come before the Meeting.

THE FUND

The Fund is a limited purpose trust created and formed under the laws of the Province of Ontario pursuant to a declaration of trust dated as of November 6, 2001 and its Units are posted and listed for trading on the Toronto Stock Exchange. The Fund does not carry on any active business, but rather it owns two subsidiaries, Davis + Henderson G.P. Inc. (the "General Partner") and D+H Holdings Corp. ("D+H Holdings"), which in turn owns Davis + Henderson, Limited Partnership ("Davis + Henderson LP") that operates the Davis + Henderson business (the "Business").

IF YOU ARE A BENEFICIAL UNITHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

MATTERS TO BE CONSIDERED AT THE MEETING

Financial Statements:

The consolidated financial statements of the Fund for the period ended December 31, 2003, together with the auditor's report on those statements, are contained in the 2003 Annual Report mailed to Unitholders with this management information circular and notice of meeting.

Election of Trustees:

The management representatives designated in the enclosed form of proxy intend to vote in favour of electing as Trustees the proposed nominees whose names are set out and as described more fully in this management information circular under "Election of Trustees".

Appointment of Auditors:

The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of KPMG LLP as auditors of the Fund to hold office until the next annual meeting of Unitholders. KPMG LLP has served as auditors of the Fund since October 27, 2003, and, prior to that date BDO Dunwoody LLP had served as auditors of the Fund since its inception on December 20, 2001. A discussion of this change in auditors is described below and the appendix to this management information circular includes the reporting package applicable to this change.

PROXY SOLICITATION AND VOTING AT THE ANNUAL MEETING

Solicitation of Proxies:

The information contained in this management information circular is furnished in connection with the solicitation of proxies to be used at the Meeting of Unitholders to be held on May 4, 2004 at 4:00 p.m. (Toronto time) at The TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, and at all adjournments of the Meeting, for the purposes set out in the accompanying notice of Meeting ("Notice of Meeting"). It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by Trustees or their representatives. **The solicitation of proxies by this circular is being made by or on behalf of the management of the General Partner on behalf of the Trustees** and the total cost of the solicitation will be borne by the Fund. The information contained in this circular is given as at March 15, 2004, except where otherwise noted.

The solicitation of proxies will be by mail and possibly by telephone or other personal contact to be made without special compensation by Trustees, directors or officers of the General Partner, or employees of Davis + Henderson LP. Neither the Fund nor its subsidiaries, will reimburse Unitholders, nominees or agents for the cost incurred in obtaining authorization to execute forms of proxy from their principals or beneficial owners.

Appointment of Proxies:

The persons named in the enclosed form of proxy are representatives of the Trustees and are directors and officers of the General Partner. **A Unitholder who wishes to appoint some other person to represent that Unitholder at the Meeting may do so by inserting that person's name in the blank space provided in the form of proxy. That other person need not be a Unitholder.**

To be valid, proxies must be deposited with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 not later than the close of business (Toronto time) on April 30, 2004 or, if the Meeting is adjourned, 48 hours, (excluding Saturdays and holidays) before any adjourned meeting.

Non-Registered Holders:

Only registered holders of Units, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Units beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(1) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Units. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(2) in the name of a clearing depository (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with Canadian securities law, the Fund has distributed copies of the Notice of Meeting, this management information circular, the form of proxy, and the 2003 annual report (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company (such as ADP Investor Communications Fund ("ADP IC")) to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Units they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(1) **Voting Instruction Form.** In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms sent by ADP IC permit the completion of the voting instruction form by telephone or through the internet at www.proxyvotingcanada.com. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder;

or

(2) **Form of Proxy.** Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Units beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Revocation:

A registered Unitholder who has given a proxy may revoke the proxy by:

(1) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above; or

(2) depositing an instrument in writing executed by the Unitholder or by the Unitholder's attorney authorized in writing: (1) at the registered office of the Fund at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the meeting, at which

the proxy is to be used, or (2) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the meeting; or

(3) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

Voting of Proxies:

The persons designated in the enclosed form of proxy will vote or withhold from voting the Units in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the Unitholder as indicated on the proxy and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units will be voted accordingly. **In the absence of any specification, the Units will be voted in favour of the matters to be acted upon as set out in this management information circular. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting. In the event that amendments or variations to the matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on the matter or business. At the time of printing this management information circular, the Trustees knew of no such amendment, variation, or other matter.**

NUMBER OF VOTING UNITS

On March 15, 2004, the date established for Notice of the Meeting, the Fund had outstanding 37,920,792 Units. Each Unit is transferable and represents an equal, undivided beneficial interest in any distributions from the Fund and in the assets of the Fund. An unlimited number of Units may be issued by the Fund pursuant to the Fund's declaration of trust. All Units are of the same class with equal rights and privileges and are not subject to future calls or assessments. Each Unit entitles the holder to one vote at all meetings of Unitholders. Each holder of Units of record at the close of business on April 1, 2004 (the "Record Date"), will be entitled to one vote for each Unit held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any Units after the Record Date and the transferee of the Units establishes ownership of them and makes a written demand, not later than the close of business on April 23, 2004, to be included in the list of Unitholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote those Units.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the Trustees, and as of the date of this notice, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, Units carrying more than 10% of the voting rights attached to any class of outstanding voting securities other than Dynamic Mutual Fund Ltd. which, according to an early warning report filed with securities regulators on November 10, 2003, owned 3,895,000 Units representing approximately 10.27% of the total Units outstanding as of that date.

ELECTION OF TRUSTEES

The number of Trustees to be elected at the Meeting is three. These Trustees are independent of management. The management representatives designated in the enclosed form of proxy intend to vote in favour of electing as Trustees the proposed nominees whose names are set out below. All nominees are now Trustees and have been Trustees since the dates indicated below. Management of the General Partner does not contemplate that any of the proposed nominees will be unable to serve as a Trustee but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Trustee elected will hold office until the next annual meeting of Unitholders or until his successor is elected or appointed.

Trustees of Davis + Henderson Income Fund:

Name and Municipality of Residence	Office(s) Held	Principal Occupation(1)	Trustee Since
Paul D. Damp, Toronto, Ontario, Canada	Trustee	Managing Partner, Kestrel Capital (investment holding company)	November 6, 2001
Allan E. Gotlieb, Toronto, Ontario, Canada	Trustee	Chairman, Sotheby's Canada (auction, art-related financing and real estate company).	November 6, 2001
Bradley D. Nullmeyer, Toronto, Ontario, Canada	Trustee	President and Chief Executive Officer, A&A Capital (investment company)	November 6, 2001

Notes:

(1) For a more comprehensive summary of each trustee's activities, see the biographical summaries provided below under Directors of Davis + Henderson G.P. Inc.

The Trustees manage the Business through the board of directors of the General Partner as described more fully below. See "Statement of Corporate Governance Practices."

Directors of D+H Holdings Corp. ("D+H Holdings"):

The Trustees, following their election and in their capacity as trustees of the Fund, the sole shareholder of D+H Holdings, will elect as directors of D+H Holdings each person serving as a Trustee.

Directors of Davis + Henderson G.P. Inc. (the "General Partner"):

Currently, the board of directors of the General Partner is comprised of seven members. Three of these are the independent Trustees, two are also independent board members and two are representatives of management of the General Partner. The board of directors of the General Partner has two committees: an audit committee and a compensation and corporate governance committee. A summary of the audit committee's mandate, composition and other relevant information is provided within the Fund's AIF, which is available on SEDAR. A summary of the compensation and corporate governance committee's role and committee composition is provided below under the heading "Compensation and Corporate Governance Committee."

The Trustees, following their election and in their capacity as trustees of the Fund, the sole shareholder of the General Partner, will elect as directors of the General Partner the persons indicated below. The members of the two board committees and the current and proposed board of directors of the General Partner as well as the existing officers of the General Partner are indicated below.

Name and Municipality of Residence	Trustee/ Director Since	Board Committee Memberships[(1)]	Units Owned, Controlled or Directed
Paul D. Damp, Trustee and Director Toronto, Ontario	**December 20, 2001**	**Board Chair, Audit, CCGC**	**50,000**
Mr. Damp is Managing Partner of Kestrel Capital Partners (a private investment firm). He was non-executive Vice-Chairman and director of AIT Advanced Information Technologies Inc. (a provider of systems for the issuance of machine readable travel documents) from September 1999 to July 2002. He served as non-executive Chairman and Director of Architel Systems Corporation (a telecommunications software provider) from June 1998 to July 2000. From October 1996 to June 1998, Mr. Damp was Chairman, Director and Chief Executive Officer of Accugraph Corporation (a telecommunications software provider). Prior to November 1994, he was President and Chief Operating Officer of SHL Systemhouse Inc., and prior to October 1990, a partner at KPMG LLP. Mr. Damp is a Director of Cognos Incorporated, and a Director and Trustee of Home Equity Income Trust as well as several other private companies. Mr. Damp is a chartered accountant.			
Allan E. Gotlieb, Trustee and Director Toronto, Ontario	**December 20, 2001**	**CCGC**	**7,500**
Mr. Gotlieb is Senior Advisor, Stikeman Elliott LLP (international law firm), and Chairman, Sotheby's Canada (auction, art-related financing and real estate company). Mr. Gotlieb was Chairman, Canada Council (1989 to 1994), Canadian Ambassador to the United States (1981 to 1989) and Undersecretary of State for External Affairs (1977 to 1981). Mr. Gotlieb is Chairman of Donner Canadian Foundation (Charitable Foundation), The Ontario Heritage Foundation and a Trustee of the Art Gallery of Ontario. Mr. Gotlieb is a Companion of the Order of Canada. Mr. Gotlieb has held many prior directorships of public companies including Alcan Inc, Suncor Energy and Champion International Corporation. In addition, he was a director of People's Jewellers Inc., from 1992 to 1999, which made a voluntary assignment in bankruptcy in 1993. He was also a director of Livent Inc., from January 1999 to September 29, 1999, which filed for bankruptcy protection in the United States under Chapter 11 of the U.S. Bankruptcy Code on November 18, 1998 and filed for protection under the Companies' Creditors Arrangement Act in Canada on November 19, 1998. From 1989 to November 22, 2003, Mr. Gotlieb was a director of Hollinger Inc.			
Bradley D. Nullmeyer, Trustee and Director, Toronto, Ontario	**December 20, 2001**	**Audit**	**31,500**
Mr. Nullmeyer is President and Chief Executive Officer of A & A Capital (a private investment company). From 1999 to 2001 he was Chief Executive Officer, Vendor Finance of CIT Group (a finance company). Mr. Nullmeyer was President of Newcourt Financial (a finance company) prior to 1999. Mr. Nullmeyer is a chartered accountant.			

Helen K. Sinclair, Director **Toronto, Ontario**	**May 31, 2002**	**CCGC Chair**	**2,300**
Ms. Sinclair is the Founder and Chief Executive Officer of BankWorks Trading Inc. (a consulting and satellite communications company). From October 1989 to June 1996, Ms. Sinclair was President of the Canadian Bankers Association. Ms. Sinclair is a director of a number of other organizations including, The Toronto Dominion Bank, York University, the Canada Pension Plan Investment Board, McCain Capital Corporation, and Transat A.T. Inc.			
Gordon J. Feeney, Director **Toronto, Ontario**	**July 2, 2002**	**Audit Chair**	**60,000**
Mr. Feeney joined the RBC Financial Group in 1959 and retired as Deputy Chairman in June 2001. Mr. Feeney is Chairman of Finance Corporation of Bahamas, Canadian Management Centre, Moneris Solutions Corporation and RBC Mutual Funds Inc. His other directorships include American Management Association, Business Development Bank of Canada, International Survey Research Group and Rideau Inc.			
C. Sanford McFarlane, Director[2] and Officer, Thornhill, Ontario	**April 2, 2002**	**Not applicable**	**40,000**
Mr. McFarlane joined Davis + Henderson in 1975 as Vice President of Finance and became President of the Financial Services Division of Davis + Henderson in 1983. He has held the position of Chief Executive Officer since 1992 (including while the business was a division of MDC Corporation Inc. until December 20, 2001). Mr McFarlane has served on several boards and charitable organizations and is currently on the cabinet of the Toronto division of the United Way.			
Robert J. Cronin, Director[2] and Officer **Toronto, Ontario**	**April 2, 2002**	**Not applicable**	**50,000**
Mr. Cronin has been the President and Chief Operating Officer of Davis + Henderson since he joined the Davis + Henderson business in 1996 (including while the business was a division of MDC Corporation Inc. until December 20, 2001). Prior to 1996, Mr. Cronin held senior management positions with several companies including SHL Systemhouse Inc. where he was Senior Vice President Finance and Integrated Network Services Inc. where he was Vice President Corporate Development.			
Catherine Martin, Officer **Tottenham, Ontario**	**Not applicable**	**Not applicable**	**5,525**
Catherine Martin is the Chief Financial Officer and Secretary of Davis + Henderson and has been the senior financial executive of the business since September 1999 (including while the business was a division of MDC Corporation Inc. until December 20, 2001). Prior to September 1999, Catherine Martin was Chief Financial Officer of Intria Items Processing, a joint venture operated by Canadian Imperial Bank of Commerce and Fiserv Corporation (items processing for financial institutions). From 1990 to December 1997, Catherine Martin was Vice President and Deputy Chief Accountant with Canadian Imperial Bank of Commerce.			

Notes:

(1) Audit Committee ("Audit") and Compensation and Corporate Governance Committee ("CCGC").

(2) Messrs. McFarlane and Cronin do not receive compensation for their services as Directors.

During the year ended December 31, 2003, the directors of the General Partner had the following attendance record at board and committee meetings:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation and Corporate Governance Committee Meetings Attended
Total meetings in 2003	11	6	4
Paul D. Damp	11 (chair) [1]	6	4
Allan E. Gotlieb	11 [1]	not applicable	3
Bradley D. Nullmeyer	11 [1]	6	not applicable
Helen K. Sinclair	11	not applicable	4 (chair)
Gordon J. Feeney	11	6 (chair)	not applicable
C. Sanford McFarlane	10	not applicable	not applicable
Robert J. Cronin	11	not applicable	not applicable

Notes:
(1) *Trustee meetings are held on the same dates as Board of Director meetings.*

Interests of Informed Persons in Material Transactions:

Since January 1, 2003, the Fund did not have any transactions, or any proposed transactions, with any insiders who had a material interest, direct or indirect, which has materially affected or would materially affect the Fund or its subsidiaries.

During the year ended December 31, 2003, the Business paid fees of approximately $19,000 to a company controlled by a director of the General Partner (Helen K. Sinclair) in respect of physical sites and telecommunication services for focus groups. The arrangement was approved in advance by the non-conflicted members of the Compensation and Corporate Governance Committee. The board of directors of the General Partner do not consider these fees to be material.

Policies on Minimum Holdings of Units:

In November 2003, the Board of Directors of the General Partner approved a set of policies dealing with minimum holdings of Units by directors, officers and other executives.

In respect of the independent trustees and directors, the policy requires that the minimum value of each director's holdings in Units to be at least equal to five times the director's annual retainer. This minimum is to be achieved within the later of three years of becoming a director or December 31, 2006.

In respect of the Chief Executive Officer and the President and Chief Operating Officer, the minimum holdings shall be at least 150% of their respective base salaries. These targets have been met. Other executives are expected to have holdings of at least 75% of their base salaries within the later of three years of becoming an executive and December 31, 2006. When calculating the value of any Units held, the Unit price to be used will be the greater of the original cost and the average market price of the Units achieved during the previous fiscal year. The equivalent value of phantom Units under the PUP (see below) will count towards holdings by executives so long as there is an expectation that the Business will meet the related performance tests.

As of March 15, 2004 there were 37,920,792 Units of the Fund issued and outstanding. As of that date, the trustees, directors and the three officers (Sanford McFarlane, Robert Cronin and Catherine Martin) collectively controlled or directed (directly or indirectly) 246,825 Units, representing approximately 0.65 percent of the Fund's outstanding Units.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation of the executive officers and senior management ("executives") of the Business consists of five elements: 1) base salaries; 2) bonus plans available to each executive pursuant to incentive compensation arrangements; 3) benefit plans; 4) amounts paid or payable under the Deferred Payment Incentive Plan ("DPIP"); and 5) potential amounts payable under a long-term incentive plan effective January 1, 2004 described below under Performance Incentive Unit Plan ("PUP"). See "Report on Executive Compensation."

The tables and related narrative below present information about compensation of the Business' "Named Executive Officers" (determined in accordance with applicable rules).

Summary Compensation Table:

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen - sation ($)	Securities under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
C. Sanford McFarlane, CEO	2003	350,000	237,500 and DPIP of 91,602[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	7,750[(5)]
	2002	350,000	237,500 and DPIP of 28,946[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	6,750[(5)]
Robert J. Cronin, President & COO	2003	350,000	237,500 and DPIP of 91,602[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	7,750[(5)]
	2002	350,000	237,500 and DPIP of 28,946[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	6,750[(5)]
Serge Rivest, Vice President, Sales & Marketing	2003	195,000	136,278 and DPIP of 51,526[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	7,750[(5)]
	2002	190,000	133,148 and DPIP of 16,282[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	6,750[(5)]
Catherine Martin, Chief Financial Officer & Secretary	2003	195,000	101,178 and DPIP of 45,801[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	7,750[(5)]
	2002	190,000	98,833 and DPIP of 14,473[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	6,750[(5)]
Suzanne Mandrozos, Vice President, Human Resources	2003	160,000	78,373 and DPIP of 40,076[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	7,250[(5)]
	2002	155,000	76,450 and DPIP of 12,664[(1)]	Nil[(2)]	N/A[(3)]	N/A[(3)]	N/A[(4)]	6,750[(5)]

Notes:

(1) The above DPIP amounts represent the vested entitlements paid in the particular year. The total allocation for each year and the related years of vesting is described more fully under DPIP below.

(2) Perquisites and benefits do not exceed the lesser of $50,000 and 10% of the sum of salary and bonus.

(3) The Fund does not have outstanding options, stock appreciation rights, restricted shares or restricted share units.

(4) Refer to the description of PUP below. To date, no payouts have been made under the PUP.

(5) The above amounts related to contributions by the Business to the defined contribution pension plan described more fully below.

Bonus Plans:

Senior employees, including managers, vice presidents and officers of Davis + Henderson LP, are eligible to earn a target bonus ("Target Bonus") in addition to their base salaries and benefits. The maximum Target Bonus is generally based on a percentage of the employee's base salary and the portion of the maximum bonus earned is based on the employee's overall performance and the profitability of the Business. For the portion of the bonus related to profitability, the bonus is based upon the distributable cash earned by the Fund during a particular fiscal year equalling or exceeding a base threshold target. The base threshold target is set each year by the Compensation and Corporate Governance Committee. Distributable cash for bonus purposes is calculated with reference to the financial information recorded in the Fund's published financial statements.

In addition to the Target Bonus, the vice presidents and officers of Davis + Henderson LP are eligible to share in a bonus pool (the "Overachievement Bonus") equal to 9.5% of the amount of distributable cash above the Target Bonus threshold, with the maximum bonus pool available for each year to all such vice presidents and officers equal to an aggregate amount of $237,500. Effective fiscal 2004, the Overachievement Bonus plan will be terminated, with the Target Bonus potential increased accordingly for the affected executives.

Employees of the Business, other than the Chief Executive Officer and the President and Chief Operating Officer, are eligible for a discretionary year-end bonus typically in the range of 2% of base salary. In respect of fiscal 2003, this percentage was 2.3%.

Deferred Payment Incentive Plan ("DPIP"):

In addition to the bonus arrangements described above, the officers of the General Partner and certain full-time employees of the Business are eligible to participate in the DPIP. The DPIP is administered by the Compensation and Corporate Governance Committee of the General Partner's board of directors and this committee has the power to determine, among other things, which officers and employees will participate in the DPIP and the percentage of the incentive pool to be allocated to each participant. The purpose of the DPIP is to enhance Davis + Henderson LP's ability to attract, retain and motivate key personnel and to reward officers and employees for growing the distributable cash flow of the Fund. The DPIP, first effective in respect of the calendar year ended December 31, 2002 will continue until December 31, 2006 unless amended, renewed or terminated by the Compensation and Corporate Governance Committee.

The aggregate amount set aside for all participants in respect of each fiscal year is not to exceed 15% of the amount by which distributable cash of the Fund for the particular year, as approved by the Compensation and Corporate Governance Committee, exceeds a threshold of $53.2 million.

In respect of a particular fiscal year, the DPIP provides for cash payments that vest and are paid in three equal instalments, with the first payment vesting and payable upon completion of the Fund's audited, consolidated financial statements for the particular fiscal year and the final two payments vesting and payable on the first business day of January for the next two years thereafter.

Any unvested amounts are deemed to immediately vest in full in the event of the participant's involuntary termination or termination without cause or if the participant resigns within 180 days after any direct, or indirect, change of control of the Fund or the Business. Unvested amounts are forfeited and returned to the Business in the event of termination for cause. Unvested amounts, pro-rated for the year of resignation, are also forfeited, except under certain circumstances, after a voluntary resignation unrelated to a change of control. All unvested and unpaid amounts within the DPIP are funded on a current basis and invested for the benefit of the participants pursuant to investment guidelines approved by the Compensation and Corporate Governance Committee.

The table below summarizes the DPIP allocations made to date as well as the payments made and expected to be made under the DPIP:

			Year of Vesting and Payment			
Named Executive Officer	**Fiscal Year**	**Total Allocation for Fiscal Year**	**2003**	**2004**	**2005**	**2006**
C. Sanford McFarlane	2003	183,565	-	61,188	61,188	61,188
	2002	86,839	28,946	28,946	28,946	-
	Investment income[1]		-	1,468	-	-
			28,946	91,602	90,134	61,188
Robert J. Cronin	2003	183,565	-	61,188	61,188	61,188
	2002	86,839	28,946	28,946	28,946	-
	Investment income[1]		-	1,468	-	-
			28,946	91,602	90,134	61,188
Serge Rivest	2003	103,255	-	34,418	34,418	34,418
	2002	48,847	16,282	16,282	16,282	-
	Investment income[1]		-	826	-	-
			16,282	51,526	50,700	34,418
Catherine Martin	2003	91,782	-	30,594	30,594	30,594
	2002	43,419	14,473	14,473	14,473	-
	Investment income[1]		-	734	-	-
			14,473	45,801	45,067	30,594
Suzanne Mandrozos	2003	80,310	-	26,770	26,770	26,770
	2002	37,992	12,664	12,664	12,664	-
	Investment income[1]		-	642	-	-
			12,664	40,076	39,434	26,770

Notes:

(1) The above investment income amounts were paid in December 2003.

Performance Incentive Unit Plan ("PUP"):

During fiscal 2003, the Board of Directors approved a recommendation made by the Compensation and Corporate Governance Committee that the PUP be established. The PUP is intended to reward management for ensuring that the Business' existing activities continue to perform over the longer term (three years ending December 31, 2006) while, at the same time, profitably growing the Business' new activities.

The PUP has been made available to certain members of the management team of the Business effective January 1, 2004 with the granting of 82,000 phantom Units in the aggregate (potentially increasing, at the discretion of the Board of Directors, to 150,000 phantom Units by way of additional awards). No actual Units will be issued under the PUP, with payments to be made in early 2007, if any, settled in cash.

Calculation of the payouts, if any, under the plan will be affected by the following main factors: (a) the participant remaining as an employee until the payout date in 2007, subject to customary exceptions; (b) the consolidated Business generating a specific targeted increase in distributable cash over the three-year period ending December 31, 2006; and (c) specified increases in the total earnings of the Business before interest, taxes, depreciation and amortization (less an imputed cost of new capital invested) generated from new business initiatives exceeding certain thresholds by the end of 2006.

Based on the performance and vesting thresholds of the plan, the total payouts could range from $0 to the target level of the dollar value of 82,000 phantom Units of the Fund or up to the dollar value of 138,580 phantom Units for performance significantly exceeding the targets set by the Board of Directors. The dollar value of these phantom Units will be based on the Unit price as at the date of the payout, increased for total distributions such phantom Units would have received over the three-year period ending December 31, 2006. The total dollar payout, if any, will be settled after board approval of the Fund's audited, consolidated financial statements for fiscal 2006.

Each participant will be required to pay taxes on any payout received and, with the balance of the after-tax proceeds, purchase Units (through the TSX) which will be required to be held by the participant for at least two years from the date of payout.

The table below summarizes the details applicable to the PUP.

			Estimated Future Payouts Under the PUP		
Named Executive Officer	PUP Rights Granted	Performance Period Until Potential Payout	Threshold #/$	Target #/$(1)	Maximum #/$(2)
C. Sanford McFarlane, CEO	15,000 phantom Units	Fiscal 2006	0	18,848 phantom Units / $328,898	31,853 phantom Units/ $555,835
Robert J. Cronin, President & COO	15,000 phantom Units	Fiscal 2006	0	18,848 phantom Units / $328,898	31,853 phantom Units / $555,835
Serge Rivest, Vice President, Sales & Marketing	10,000 phantom Units	Fiscal 2006	0	12,565 phantom Units / $219,259	21,235 phantom Units / $370,551
Catherine Martin, Chief Financial Officer & Secretary	8,000 phantom Units	Fiscal 2006	0	10,052 phantom Units / $175,407	16,988 phantom Units / $296,441
Suzanne Mandrozos, Vice President, Human Resources	8,000 phantom Units	Fiscal 2006	0	10,052 phantom Units / $175,407	16,988 phantom Units / $296,441

Notes:

(1) The above "Target" assumes 100% vesting targets are achieved, with an assumed Unit price equal to the Unit price as at December 31, 2003 of $17.45 with distributions over the period 2004 to 2006 made at the distribution rates per Unit in effect as of December 31, 2003;

(2) The above "Maximum" assumes full potential vesting is achieved under superior performance, but using the same assumptions for Unit price and distribution rates as described above under Target.

Pension Plans:

Under the Business' defined contribution pension plan, eligible participants (generally employees with two or more years of service including the Named Executive Officers) may contribute 1.5%, 2.5% or 3.5% of their wages or salaries to the defined contribution pension plan. The Business will match those contributions on a dollar-for-dollar basis to a maximum of $7,750 (2002: $6,750) per year for each participant and those matching contributions vest immediately on payment to the plan.
Davis + Henderson LP does not have any active defined benefit pension plans.

Indebtedness of Directors, Officers and Employees:

The Fund, including its subsidiaries, does not provide financial assistance to employees, officers, directors or Trustees for the purchase of Units.

(a) Trustees, Directors and Senior Officers:

As of March 15, 2004, there was no indebtedness owing to the Fund or its subsidiaries by any directors, Trustees, executive officers or senior officers of the Fund and its subsidiaries.

(b) Other Employees:

The Business provides employees (other than officers and executives) with loans to assist with the purchase of personal computers for home offices. The aggregate amount of all such indebtedness outstanding as at February 29, 2004 was approximately $62,840 in respect of 58 such employees with the largest employee balance amounting to $2,022.

Employment Contracts:

The Office of the President of the General Partner consists of Mr. McFarlane (Chief Executive Officer) and Mr. Cronin (President and Chief Operating Officer). Mr. McFarlane and Mr. Cronin are employed pursuant to employment agreements that terminate on December 20, 2004. Each officer's base salary is $350,000 per annum (which may be increased by the board of directors from time-to-time) and each has the potential to earn a Target Bonus of up to 50% of the base salary amount and an Overachievement Bonus as determined by the Compensation and Corporate Governance Committee and as described above under "Compensation of Executive Officers."

Under each employment agreement, each officer will be a participant in any long-term incentive plan of the Business, in addition to the DPIP and the PUP. Each officer is entitled to receive other benefits in accordance with plans available to other employees (including car allowance, annual membership fees, life insurance, defined contribution pension plan and any post retirement benefit plan).

On or before 90 days before the end of each officer's initial contract period, the Business is required to provide the officer notice of its intention to extend the particular agreement on terms no less favourable for an additional one-year period. If a contract is not renewed by the Business, the officer will be entitled to a severance payment equal to 24 months total remuneration in the case of Mr. McFarlane and 12 months in the case of Mr. Cronin. If the Business wishes to terminate the officer for reasons other than death, cause, disability or retirement at age 65, then he will be entitled to the pro-rata portion of his annual total remuneration up to the date of termination plus an additional severance payment in lieu of notice equal to 24 months, in the case of Mr. McFarlane, and 12 months, in the case of Mr. Cronin.

No notice or severance payment is required for a termination for just cause under any of the preceding employment contracts, nor are any payments required to be made, other than amounts that may become payable under the DPIP or PUP, in the event of a change of control, directly or indirectly, of the Fund or the Business.

During the term of each contract, and for specified periods after termination, each officer has agreed to not compete with, or solicit the customers or employees of, the Business subject to usual exceptions.

COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Committee's Role:

The Compensation and Corporate Governance Committee of the Board of Directors of the General Partner (the "Governance Committee") is appointed by the Board of Directors of the General Partner and is responsible for:

(1) identifying, recommending, orienting and educating new directors;

(2) reviewing executive succession planning arrangements;

(3) monitoring the performance and compensation of the senior management of the Business;

(4) reviewing and approving corporate policies and procedures;

(5) reviewing related party transactions; and

(6) assessing the performance of the Board and its directors.

Committee Composition:

As of March 15, 2004, the following individuals were members of the Governance Committee: Helen K. Sinclair (the chair), Paul Damp and Allan Gotlieb.

None of the current members of the Governance Committee is or was an officer, employee or former officer or employee of the Fund or any of its affiliates or is eligible to participate in the management compensation programs of the Business.

REPORT ON EXECUTIVE COMPENSATION

Philosophy:

The executive compensation program for the Business reflects the Governance Committee's philosophy that executive compensation should be competitive and should have regard to performance. Base salary for the Office of President (consisting of the Chief Executive Officer and the President and Chief Operating Officer) is established by contract. Performance based compensation is based on achievement of one of the Business' key strategic objectives, that of achieving stable and growing distributions for the Fund's Unitholders.

During late 2002, the Governance Committee engaged a leading compensation-consulting firm to assist with a review of compensation levels of the executive team. In June 2003, the consulting firm provided a number of observations based on a review of the executives' compensation for the Business as compared to a market comparator group of publicly traded industrial companies with revenues of between $200 million and $500 million. The Governance Committee believes that an appropriate competitive range would be for the executive positions to be at the 75th percentile of the market comparator group, subject to superior performance being rewarded under a long-term incentive plan. The consulting firm determined that the senior executives were in the 59th percentile, and thus well below the target levels, largely because the Business had not established a long-term incentive plan.

As a consequence of this review, the Board of Directors, upon the recommendation of the Governance Committee, approved the PUP described above under "Compensation of Executive Officers." The PUP is effective as of January 1, 2004 and any amounts payable will not be determined until completion of the audit of financial results for fiscal 2006. The intention of the PUP is to reward management for ensuring that the Business' existing activities continue to perform over the longer term of five years (including the two-year hold period applicable to Units to be purchased by the participant) while, at the same time, profitably growing the Business' new activities. In addition, the interests of management and investors are aligned as the PUP encourages management to responsibly maximize the long-term performance and distributions in respect of the Units.

The Governance Committee's philosophy on executive compensation is also reflected in the minimum Unit holding policies that the Board of Directors established for the entire executive team as described more fully above under "Policies on Minimum Holdings of Units." To date, the three officers of the Business have each used their personal resources to invest in Units since the initial public offering of the Fund in amounts that are significant to each of them.

Specific targets and responsibilities have been established for the Office of the President as well as for senior employees of the Business related to the attainment of strategic plans and financial targets approved by the Board of Directors of the General Partner. These targets are measured and monitored by the Board of Directors of the General Partner and were considered to have been achieved in 2002 and 2003. In respect of 2003, the Governance Committee considered within its assessment of executive performance, the achievement of certain milestones related to new business activities, process improvement initiatives as well as the growth in total distributable cash flow generated by the Business.

Similar objectives to assess management performance have been established for 2004 with the bonus amounts to be 90% based on achievement of financial targets and 10% on meeting certain objectives with respect to employee and customer satisfaction levels. In 2005, the Governance Committee intends to initiate another comprehensive review of total compensation of executives with any changes implemented before the expiry of the existing short-term incentive plan (DPIP) and the long-term incentive plan (PUP) on December 31, 2006.

Report presented by the Compensation and Corporate Governance Committee:

Helen K. Sinclair (committee chair)
Paul D. Damp
Allan E. Gotlieb

PERFORMANCE GRAPH:

The following graph shows the yearly percentage change in the cumulative Unitholder return on the Units compared to the cumulative return of the TSX Composite Index from the date the Units were issued on December 20, 2001 to the end of December 31, 2003, assuming a $100 investment on December 20, 2001 and reinvestment of distributions during the period.

Comparison of Cumulative Total Return[1] between Davis + Henderson Income Fund Units, the S&P/TSX Trust Composite Total Return[1] Index and the S&P/TSX Composite Total Return[1] Index (December 20, 2001 to December 31, 2003)

(1) Total Return includes distributions, or dividends as applicable, over the reporting period, reinvestment of such distributions or dividends and the increase (decrease) in the price of the Units, or the index as applicable.


Cumulative Value of $100 Investment in the Units Compared to the Total Return of S&P/TSX Trust Index and the S&P/TSX Composite Index
Cumulative Return ($)
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2001
2002
2003
D + H (TR)
S&P/TSX Trust Comp (TR)
S&P/TSX (TR)

	Initial Public Offering December 20, 2001	Market Closing as at December 31, 2002	Market Closing as at December 31, 2003
Davis + Henderson Income Fund:			
Actual Unit price	$10.00	$12.86	$17.45
100 Base with reinvestment of distributions	$100.00	$157.20	$239.90
S&P/TSX Trust Total Return Index:			
100 Base with reinvestment of distributions	$100.00	$116.48	$161.03
S&P/TSX Composite Total Return Index:			
100 Base with reinvestment of dividends	$100.00	$90.38	$114.53

COMPENSATION OF TRUSTEES AND DIRECTORS

Each Trustee and director of the General Partner who is not an officer of the General Partner or any of its affiliates, or an employee of the Business, is entitled to receive from the Fund an annual fee of $10,000. The board chair receives an additional retainer of $10,000 per annum and committee chairs receive $2,000 per annum. In addition, for each board or Trustee meeting, attendees receive $2,000 per meeting plus expenses. For each committee meeting, committee members receive $1,000 per meeting plus expenses. In respect of the year ended December 31, 2003, non-management directors and Trustees received total fees of $211,000 (2002: $125,100) in the aggregate.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Trustees are responsible for the operation of the Fund. The Fund is a holding entity with two subsidiaries (the General Partner and D+H Holdings) that in turn own and operate the Business through Davis + Henderson LP. The Trustees have appointed directors to the Board of Directors of the General Partner, including the three Trustees, with the mandate of supervising the management and affairs of the Business. There are no third-party management or external management contracts; all of the executives and employees of the Davis + Henderson business are employees of the Fund's wholly-owned subsidiaries.

The following table describes the Fund's governance practices with references to the guidelines for effective corporate governance contained in the Report of the TSX Committee of Corporate Governance in Canada, which have been adopted as listing requirements by the Toronto Stock Exchange ("TSX"):

TSX guidelines for improved corporate governance		**Governance procedures at Davis + Henderson**
1.	The Board should explicitly assume responsibility for stewardship of the Organization	The Board of Directors of the General Partner (the "Board") assumes explicit responsibility for the stewardship of the Business, reporting to the Trustees. The Board delegates to management the authority and responsibility for day-to-day affairs. The Board supervises the management of the Business through its supervision of the affairs of Davis + Henderson LP and periodically reviews management's performance and effectiveness and establishes policies and guidelines to which the management team must adhere.
	And specifically for: (a) adoption of a strategic planning process;	The Board approves Davis + Henderson LP's strategic plans and makes major policy decisions. It devotes at least one meeting each year to discussing and considering the strategic plan. The Board frequently discusses the strategies of the Business and their implementation at board meetings.
	(b) identification of the principal risks of the Organization's business and ensuring implementation of appropriate systems to manage those risks;	The Board identifies the principal risks of the Business and ensures that those risks are effectively managed. Among other things, it reviews and approves risk management policies and systems. At least quarterly, management reports to the Board on developments and progress made on its strategies for managing the key business risks including: customer retention; declining cheque usage by individuals; and disaster recovery planning. A more comprehensive listing of risk factors applicable to the Business and the Fund is provided within the Fund's AIF. The Audit Committee and the Board approves the AIF prior to it being filed on

		SEDAR. The Audit Committee reviews and approves the internal controls and risk management policies and systems of the Business.
	(c) succession planning, including appointing, training and monitoring senior management;	The Board is responsible for selecting the President and the CEO and for monitoring their performance. The Board approves the corporate objectives and compensation levels of the President and CEO. The Compensation and Corporate Governance Committee reviews succession planning for senior management, including the appointment, development and monitoring of senior management. The Committee reports to the Board annually on organizational structure and succession planning matters.
	(d) communications policy;	The Board reviews and approves the contents of major disclosure documents, including the Fund's Annual Report, the AIF, the quarterly reports and associated press releases and this management information circular. Through the Audit Committee and the Office of the President (consisting of the Chief Executive Officer and the President & Chief Operating Officer), the Board ensures that appropriate processes are in place for communicating with customers, employees, Unitholders, bankers, the investment community and the public. In this regard: (1) Procedures are in place to provide timely information to investors and potential investors and to respond to investor inquiries and concerns; (2) The Business maintains a capable investor relations contact person responsible for maintaining communications with the investing public in accordance with its policies and procedures and legal disclosure requirements; (3) It is a policy of the Fund that every Unitholder inquiry should receive a prompt response from an appropriate officer of the General Partner or employee of the Business; (4) The Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer meet periodically with financial analysts and institutional investors; (5) The Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer are also available to Unitholders by telephone and fax and the Business maintains a Web site containing investor relations materials; (6) The Audit Committee reviews all proposed press releases in respect of earnings announcements and all regulatory filings of the Fund and recommends these releases and filings for approval by the Board; and (7) Quarterly earnings conference calls are held and access to these calls is made available to the public.
	(e) The integrity of the Corporation's internal control and management information systems.	The Audit Committee requires management to maintain appropriate systems of internal control and meets with management of the Business to assess the adequacy and effectiveness of these systems of internal control. See also item "13" below for a more complete discussion of the Audit Committee.

2.	A majority of directors should be "unrelated" (independent of management and free from any relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Organization other than interests and relationships arising from shareholding).	There are three Trustees all of whom are independent of management of the Business. The articles of incorporation for the General Partner fix the size of the Board of Directors at seven. All members of the Board are appointed by the Trustees. The three Trustees are also directors of the General Partner. Two additional directors of the General Partner are independent of management and two directors of the General Partner are officers of the General Partner. Therefore, a majority of directors (5 of the 7) of the General Partner are considered to be unrelated and independent. A summary of the biographies of each member of the Board, and each director's attendance record, is provided above under "Directors of Davis + Henderson G.P. Inc." Units of the Fund are widely held, with one institutional fund manager currently owning just over 10% of the Fund, and to the Board's knowledge, no other person owns more than 10% of the Fund.
3.	The Board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors.	The Fund's annual management information circular and AIF are approved each year by the Trustees and by the Board, and these filings include disclosure as to the independence of the directors. Annual questionnaires are completed and signed by each Trustee and director in order to gather this information, including any relationships Trustees and directors may have with the Fund or the Business.
4.	The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.	The Compensation and Corporate Governance Committee is charged with, and responsible for, identifying, evaluating and recommending nominees for the Board. The Committee may retain outside consultants to conduct searches for appropriate nominees. The Committee is composed of 3 members, each of whom is unrelated and independent. This committee is also responsible for assessing the performance of members of the Board on an ongoing basis and has established a process, coordinated by the Chairman of the Board, for peer reviews of all Board members.
5.	The Board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the Board, its committees and the contribution of individual directors.	Every year, the Compensation and Corporate Governance Committee reviews the performance of the Board committees and members. The process for evaluating the effectiveness for the Board and its committees includes having each Board member complete an annual questionnaire in writing. The Compensation and Corporate Governance Committee reviews the results of these questionnaires, including suggestions for improvement, and makes recommendations for improvement to the Board. As noted above, assessment of individual Board member performance is provided through the peer review process managed by the Board Chair.
6.	Provide an orientation and education program for new directors.	The Business has developed a Trustees/Directors Manual for the Trustees and for the directors of the Board to educate and update Trustees and directors. Within this manual, each member of the Board is provided with a record of historical public filings made by the Fund as well as copies of the various charters, mandates and certain risk management policies that have been approved to date by the Board.

		New Board members and Trustees are provided access to executive management to increase their understanding of the Business. The Business provides directors and Trustees with an ongoing education program, both formal and informal, including roles, responsibilities and liabilities of directors and Trustees. Presentations on different aspects of the operations of the Business as well as financing matters are regularly made to the Board by executives, with at least one-full day of presentations provided once per year by executives on the next year's operational strategies and objectives. In addition, tours of the organization's facilities are conducted periodically for members of the Board.
7.	The Board should examine its size with a view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	The Board will examine issues relating to its size on a periodic basis, but currently considers the size of three Trustees (for the Fund) and seven directors (for the Board) to be appropriate at this time. The diversity of experience and skills of the independent board members and Trustees allows the Board to be limited to seven members. This diversity and small size allows the Board to meet its obligations in an efficient, yet prudent and effective, manner.
8.	The Board of Directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	The mandate of the Compensation and Corporate Governance Committee includes reviewing the amount and the form of compensation of directors and Trustees. In making recommendations to the Board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors and Trustees, as well as comparative data derived from a survey of board compensation by other comparable public companies. In 2003, a review of compensation levels of Board members by independent compensation consultants found that the compensation of the Board and Trustees was in the range of what is provided by comparable public companies of similar size and complexity. In recommending the form of director and Trustee compensation, the Committee also seeks to align the interests of directors and Trustees with the interests of the Unitholders. The Board has approved a policy that sets minimum ownership limits for the non-executive and independent Trustees and directors of the Board at a value equal to five times their annual retainers. The compensation arrangements applicable to such non-executive and independent Trustees and directors are set out above under "Compensation of Directors and Trustees."
9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated.	Each committee of the Board is composed entirely of directors of the General Partner that are "unrelated", as defined in #2 above. The composition of each Board committee, as well as attendance records and biographies of each Board member, is provided above under "Directors of Davis + Henderson G.P. Inc." A description, role and mandate of the Compensation and Corporate Governance Committee is provided in #10 below and for the Audit Committee under #13 below.
10.	The Board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues.	The Compensation and Corporate Governance Committee monitors and makes recommendations regarding the effectiveness of the system of corporate governance at the Fund, including the Board's corporate governance program, frequency and content of meetings of the Trustees or Board and the need for any special Trustee or Board meetings, of Board committees and policies governing size and composition of the

	This committee would, among other things, be responsible for the response to the TSX guidelines.	Trustees or Board. Each quarter, the committee chair of the Compensation and Corporate Governance Committee reports to the Board on new developments in the area of corporate governance and makes additional recommendations applicable to the Fund. The various mandates for the Board and its committees are reviewed periodically to ensure that these remain current and reflect the Board's review of new developments and requirements. The Compensation and Corporate Governance Committee and the Board have reviewed and approved this response to the TSX guidelines.
11.	The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. The Board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	Position descriptions have been developed for the Trustees, the Board, Board committees, the Chairman and for the Office of the President (consisting of the CEO and the President & COO). Delegations of authority have been put in place by the Board to define the limits of management's authority and responsibility. By formal resolution, the Board reserves for itself the right to make certain decisions and delegates other decisions to management. Management's discretion is limited in some matters by dollar thresholds, which determine when Board approval is required. For example, thresholds exist for acquisitions and investments in new subsidiaries and capital expenditures. The Board's position description provides that the Board will act in a supervisory role and delineates specific matters the Board, or its committees, must approve. The Office of the President is delegated the authority to supervise the business and affairs of Davis + Henderson LP subject to the execution limitations established by the Board. The scope of the Board's supervising role expressly includes matters such as the strategic planning process, identification and management of risks, succession planning, communications policy, internal controls and governance. To support it in its supervisory role, the Board expects management, among other things, to: (1) Develop and recommend business strategies and business and financial plans to the Board; (2) Manage the operations of the Business in accordance with the strategic direction set by the Board and within operational policies as determined by the Board in relation to conduct of business; (3) Carry out a comprehensive budgetary process and monitor the financial performance of the Business against the budget; and (4) Report management information back to the Board in a manner that enables the Board to effectively monitor and evaluate corporate performance against stated objectives. The Board approves the corporate objectives that the Office of the President is responsible for meeting. The Compensation and Corporate Governance committee of the Board reviews the performance of the Office of the President in relation to these objectives on an annual basis. To help align the interests of executives of the Business with those of the interests of Unitholders, the Board has approved minimum ownership policies for executives. These policies are summarized above under "Polices on Minimum Holdings of Units."

12.	The Board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a Chairman of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board's relationship to management to a committee of the Board.	The Chairman of the Board is not a member of management. The Chairman acts as a liaison between management and the Board and is frequently consulted by management between meetings of the Board. The Chairman also provides overall leadership to the Board and ensures that the Board is able to function independently of management. A mandate, or position description, for the Board chair has been approved by the full Board. Two committees, (the Audit Committee and the Compensation and Corporate Governance Committee) of the Board have been established, comprised entirely of unrelated and independent directors, with each committee chaired by a person who is not also the chairman of the Board or a chair of another committee. Time is allocated at each Board meeting for the independent directors and Trustees to meet without management present. Both committees follow a similar practice at each of their meetings.
13.	The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	All three of the Audit Committee members are "unrelated", as defined in #2 above. All three of the committee members would also be considered to be "independent" under the investor confidence rules posted on January 16, 2004 by the Canadian Securities Administrators. All members of the Audit Committee are financially literate given their training and experience, as more fully described in the summaries of Board members above, under "Directors of Davis + Henderson G.P." The roles and responsibilities of the Audit Committee are specifically defined by the Audit Committee Charter. Among other things, these include reviewing: (1) the Fund's annual financial statements, quarterly financial statements, AIF and Management's Discussion and Analysis, all other material public filings and press releases containing financial information; (2) investments and transactions that could materially affect the well-being of the Business or the Fund; (3) prospectuses relating to the issuance of securities by the Fund or its subsidiaries; (4) any significant issues reported to management by the external audit function and management's responses to any such reports; (5) with the organization's legal counsel, any legal matters that could have a significant impact on the Fund's financial statements or compliance with applicable laws and regulations; and

		(6) the independence, objectivity and the performance of the external auditors, including written statements as to any relationships between the external auditors and the Business that may impact on that objectivity and independence. In October 2003, the Trustees and the Board appointed new auditors for the Fund and its subsidiaries. The selection process and the recommendation for appointment was led by the Chair of the Audit Committee with participation of all members of the Audit Committee and the Chief Financial Officer. At each committee meeting, the Audit Committee meets separately with the external auditors (without the presence of management) to discuss and review specific issues as appropriate. The Audit Committee, which has oversight responsibility for management reporting on internal controls, requires that management maintain appropriate internal control procedures. The Audit Committee meets with management periodically to assess the adequacy and effectiveness of these systems of internal control. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as any employee of the Business. The Audit Committee has the ability to retain, at Davis + Henderson LP's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties. Consistent with evolving practice, Davis + Henderson has put in place processes for finance employees of the business to report concerns regarding accounting, accounting controls or auditing matters directly to the Chair of the Audit Committee.
14.	The Board should implement a system to enable an individual director to engage an outside advisor, at the Organization's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	The Trustees, the Board, its committees or individual Trustees or directors may, with the approval of the Chairman of the Board, engage special legal, accounting and other consultants or experts, at the expense of Davis + Henderson LP and as they deem necessary in the performance of their duties. During 2003, the Compensation and Corporate Governance Committee retained outside experts to assess compensation levels and programs for Trustees, directors of the Board and senior management of the Business.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The directors and officers of the General Partner, the Trustees and the directors and officers of any direct or indirect subsidiary of the Fund are covered under the directors' and officers' insurance policy established by the Business. The aggregate limit of liability applicable to those insured directors and officers under the policy is $20 million inclusive of defence costs. The policy will pay on behalf of the General Partner all losses for which the General Partner grants indemnification to the directors and officers in excess of a deductible of $250,000 ($100,000 prior to December 18, 2003) for each loss. The policy includes securities claims coverage and insuring against any legal obligation to pay on account of any securities claims brought to the extent indemnified by the General Partner.

The by-laws of the General Partner and the Fund's other subsidiaries also provide for the indemnification of their respective directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. The declaration of trust of the Fund also provides for the indemnification of its trustees from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties as Trustees, subject to certain usual limitations.

APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of KPMG LLP as auditors of the Fund to hold office until the next annual meeting of Unitholders. KPMG LLP has served as auditors of the Fund since October 27, 2003 and prior to that date BDO Dunwoody LLP had served as auditors of the Fund since its inception effective on December 20, 2001. There was no disagreement, consultation or unresolved issue between the Fund and BDO Dunwoody LLP at or prior to their resignation. The reporting package dealing with this change of auditors is available on SEDAR at www.sedar.com and is also attached to this management information circular at Appendix "A" and consists of: (1) the resignation letter from BDO Dunwoody LLP dated October 27, 2003; (2) the acceptance letter from KPMG LLP dated October 27, 2003; (3) the written confirmation letter dated October 27, 2003 issued by the Audit Committee and confirming that it had reviewed the foregoing letters and approved of the change of auditors; and (4) the Notice of Change of Auditor dated October 27, 2003 issued on behalf of the Trustees.

No non-audit fees were paid to BDO Dunwoody LLP during the year ended December 31, 2002, other than in respect of routine review of tax returns and fees in respect of the initial public offering on December 20, 2001 and the offering on April 2, 2002. No non-audit fees were paid to BDO Dunwoody LLP or KPMG LLP during the year ended December 31, 2003, other than in respect of routine review of tax returns. In terms of external auditor service fees, the following billings (paid or accrued) were made to the Fund's auditors in respect of the last two fiscal years ending December 31, 2003:

$'s	Audit Fees	Audit-Related Fees[(1)]	Tax Fees	All Other Fees
Fiscal 2002	$175,945	$8,840	$3,000	$0
Fiscal 2003	$198,029	$12,795	$10,000	$0

Notes:

(1) Audit Related Fees include the cost of translating certain documents from English into French.

TRUSTEES' AND DIRECTORS' APPROVAL

The contents of this management information circular and its sending to Unitholders have been approved by the Trustees and by the directors of the General Partner.

ADDITIONAL INFORMATION

Additional information relating to the Fund is available on SEDAR at www.sedar.com. A comprehensive description of the Fund and the Business as well as a summary of risk factors applicable to the Fund and the Business are set out in the Fund's latest available AIF. Copies of the AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF; the Fund's most recently filed annual consolidated financial statements, together with the accompanying report of the auditor, and any interim consolidated financial statements of the issuer that have been filed for any period after the end of the Fund's most recently completed financial year; annual and interim management discussion & analysis and this circular are available to anyone, upon request, from the Secretary of the Fund, and without charge to Unitholders and are also available on SEDAR.

By Order of the Trustees of Davis + Henderson Income Fund and by the Board of Directors of Davis + Henderson G.P. Inc.

Catherine Martin
Chief Financial Officer and Secretary
Davis + Henderson G.P. Inc.
Toronto, Ontario
March 15, 2004

Appendix Enclosure:
The reporting package dealing with the Fund's change of auditors is attached as an appendix to this management information circular consisting of the following documents:

(1) the resignation letter from BDO Dunwoody LLP dated October 27, 2003;

(2) the acceptance letter from KPMG LLP dated October 27, 2003;

(3) the "Change of Auditor" letter dated October 27, 2003 issued by the Audit Committee; and

(4) the "Notice of Change of Auditor" dated October 27, 2003 issued on behalf of the Trustees.

BDO

BDO DUNWOODY LLP
Chartered Accountants
and Consultants

60 Columbia Way
Suite 400
Markham, Ontario Canada L3R 0C9
Telephone: (905) 946-1066
Telefax: (905) 946-9524

Private & Confidential

October 27, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs Mibilieres du Quebec
Nova Scotia Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs

Re: Davis + Henderson Income Fund

We have read the Notice of Change of Auditor of Davis + Henderson Income Fund (the "Fund") dated October 27, 2003 concerning our replacement as auditors of the Company.

In accordance with National Policy No. 31, we advise that we agree with the information contained in the above-mentioned Notice based upon our knowledge of that information at this time.

Yours very truly,

Chartered Accountants

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

KPMG

KPMG LLP
Chartered Accountants
Commerce Court West
PO Box 31 Stn Commerce Court
Suite 3300
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs Mobilieres du Quebec
Nova Scotia Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs:

Re: Davis + Henderson Income Fund

We have read the Notice of Davis + Henderson Income Fund dated October 27, 2003 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Accountants
Toronto, Canada
October 27, 2003

DAVIS + HENDERSON INCOME FUND
939 Eglinton Avenue East
Toronto, Ontario
M4G 4H7

Telephone: (416) 696-7700
Fax (416) 696-9199
Internet: www.dhif.com
Email: investorrelations@dhif.com

TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Commission des valeurs mobilières du Québec
Saskatchewan Financial Services Commission, Securities Division

AND TO: BDO Dunwoody LLP, Chartered Accountants

AND TO: KPMG LLP, Chartered Accountants

RE: CHANGE OF AUDITOR

In compliance with National Policy No. 31 – Change of Auditor of a Reporting Issuer, please be advised as follows:

1. The auditor of Davis + Henderson Income Fund (the "Fund"), BDO Dunwoody LLP, Chartered Accountants is resigning its appointment effective October 27, 2003. Subject to all applicable regulatory approvals, the Fund's new auditor will be KPMG LLP, Chartered Accountants, and it is being proposed that they serve as auditor of the Fund until the next annual meeting of unitholders of the Fund.

2. The Notice of Change of Auditor prepared by the Fund has been reviewed by the Audit Committee and Board of Directors of Davis + Henderson G.P. Inc. and by the Trustees of the Fund.

3. The letter prepared by BDO Dunwoody LLP, as the former auditor, has been reviewed by the Audit Committee and Board of Directors of Davis + Henderson G.P. Inc. and by the Trustees of the Fund.

4. The letter prepared by KPMG LLP, as the successor auditor, has been reviewed by the Audit Committee and Board of Directors of Davis + Henderson G.P. Inc. and by the Trustees of the Fund.

DATED as of this 27th day of October, 2003

ON BEHALF OF:

Davis + Henderson Income Fund
The Audit Committee of Davis + Henderson G.P. Inc
The Board of Directors of Davis + Henderson G.P. Inc

signed "Paul Damp"
Paul Damp, Trustee and Chair of Board

signed " Allan Gotlieb"
Allan Gotlieb, Trustee

signed "Bradley Nullmeyer"
Bradley Nullmeyer, Trustee

signed "Gordon Feeney"
Gordon Feeney, Chair of Audit Committee

DAVIS + HENDERSON INCOME FUND
939 Eglinton Avenue East
Toronto, Ontario
M4G 4H7

Telephone: (416) 696-7700
Fax (416) 696-9199
Internet: www.dhif.com
Email: investorrelations@dhif.com

TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Commission des valeurs mobilières du Québec
Saskatchewan Financial Services Commission, Securities Division

AND TO: BDO Dunwoody LLP, Chartered Accountants

AND TO: KPMG LLP, Chartered Accountants

RE: NOTICE OF CHANGE OF AUDITOR

In compliance with National Policy No. 31 – Change of Auditor of a Reporting Issuer, please be advised as follows:

1. The auditor of Davis + Henderson Income Fund (the "Fund"), BDO Dunwoody LLP, Chartered Accountants is resigning its appointment effective October 27, 2003. Subject to all applicable regulatory approvals, the Fund's new auditor will be KPMG LLP, Chartered Accountants, and it is being proposed that they serve as auditor of the Fund until the next annual meeting of unitholders of the Fund.

2. BDO Dunwoody LLP has not issued any adverse, qualified opinion or denial of opinion on the annual financial statements of the Fund and there have been no reservations in the auditors' report related to those financial statements, for the fiscal year 2002 (the only completed fiscal year) or any similar reservation on interim financial information for any period subsequent to the last fiscal year and preceding the date of this notice.

3. The decision of BDO Dunwoody LLP to resign from its appointment as auditor of the Fund and the appointment of KPMG LLP was considered and approved by the Audit Committee and the Board of Directors of Davis + Henderson G.P. Inc. and by the Trustees of the Fund.

4. There have been no reportable events, disagreements or unresolved issues between the Fund and BDO Dunwoody LLP over the audit conducted for the 2002 fiscal year and any subsequent period preceding the date of this notice. There have been no reportable consultations between the Fund and KPMG LLP.

DATED as of this 27th day of October, 2003

ON BEHALF OF THE TRUSTEES
OF DAVIS + HENDERSON INCOME FUND

signed "Catherine Martin"

Catherine Martin
Chief Financial Officer

Davis+Henderson